As filed with the Securities and Exchange Commission on May 14, 2004
Registration No. 333-113470

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Cardtronics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	76-0681190
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3110 Hayes Road, Suite 300

Houston, Texas 77082
(281) 596-9988
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Chris Brewster

Chief Financial Officer
Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas 77082
(281) 596-9988
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bruce C. Herzog David P. Oelman Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222	Robert Evans III Thomas J. Friedmann Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee

Common Stock, par value $0.0001 per share	$115,000,000	$14,571(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	This amount has previously been paid.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2004

                                           Shares

Cardtronics, Inc.

Common Stock

        Prior to this offering there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $           per share and $           per share. We expect to qualify our common stock for quotation on The Nasdaq National Market under the symbol “CATM.”

      We are selling                      shares of common stock and the selling stockholders are selling                      shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

      The underwriters have an option to purchase a maximum of                      additional shares from us to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Cardtronics	Stockholders

Per share	$	$	$	$
Total	$	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Bear, Stearns & Co. Inc.

Wachovia Securities

William Blair & Company

The date of this prospectus is                     , 2004.

[Map of United States indicating the locations of our ATMs]

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

      Cardtronics is our registered trademark. This prospectus contains trade names, trademarks and service marks of other companies. We do not intend our use or display of other parties’ trade names, trademarks or service marks to imply a relationship with, or the endorsement or sponsorship of, these other companies.

Dealer Prospectus Delivery Obligation

      Until                     , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock discussed under “Risk Factors.” The terms “we,” “us,” “our” and “Cardtronics” refer to Cardtronics, Inc. and its subsidiaries, unless the context otherwise requires. We refer to automated teller machines as ATMs throughout this prospectus.

Cardtronics, Inc.

Our Business

      We own and operate one of the largest networks of ATMs in the United States. On the date of this prospectus, our network included over 12,000 ATMs operating in all 50 states. For the three months ended March 31, 2004, our ATMs dispensed over $1.2 billion in cash and processed more than 19.8 million transactions. Our nationwide ATM network is strengthened by relationships with nationally known merchants in a variety of businesses. Amerada Hess, Circle K, Costco, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Walgreens and Winn-Dixie are among the 20 largest merchants in terms of revenues to whom we provide ATM management services. Our merchant customers operate high consumer traffic locations, such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls and in airports. Our merchant relationships are typically governed by multi-year contracts with initial terms of five years or more.

      Our revenue is recurring in nature and is primarily derived from ATM surcharge fees paid by cardholders and interchange fees paid by their financial institutions. We generate additional revenue by allowing financial institutions to brand our ATMs, resulting in added convenience for their customers and increased usage of our ATMs. We provide our merchant customers with all of the services required to operate an ATM, which may include transaction processing, cash management, maintenance and monitoring. We believe that our nationwide network of ATMs provides significant scale advantages that lower our operating costs. Our focus on customer service, together with our experience and scale, has enabled us to develop and maintain relationships with leading national and regional merchants.

      We are the largest non-bank owner of ATMs with the fourth largest network, among banks and non-banks combined, of owned and managed ATMs as of September 2003 according to ATM&Debit News. During the three years ended December 31, 2003, our ATM network grew from approximately 3,300 to over 12,000 ATMs. From 2001 to 2003, the total number of annual transactions processed within our network increased from approximately 19.9 million to approximately 64.6 million.

Our Market Opportunity

      The ATM industry has undergone significant expansion in recent years, largely from growth in the number of ATMs installed at non-bank locations, which are referred to as off-premise ATMs. Off-premise ATMs are found at locations such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls, hotels and airports, offering a convenient alternative to obtaining cash from bank tellers or drive-through facilities. ATMs are the preferred method of obtaining cash among cardholders by a margin of eight to one over any other method according to Dove Consulting Group, Inc. Both merchants and their customers benefit from the presence of an ATM in a store. Merchants benefit from increased consumer traffic, reduced check-writing and credit card processing fees, and merchant fees received from us, while cardholders benefit from increased access to their cash. As a result:

•	the number of off-premise ATMs operated in the United States grew from approximately 156,000 in March 2000 to approximately 238,000 in March 2003 according to ATM&Debit News;

•	the number of off-premise ATMs in the United States outnumbered banking branches by nearly three times (as of June 2003, there were 87,777 banking branches, according to the FDIC); and

•	more than 64% of the ATMs in the United States were off-premise ATMs as of March 2003 according to ATM&Debit News.

      We believe significant opportunities exist in our industry for both internal and acquisition-driven growth for the following reasons:

•	Continued industry growth. We expect that the number of transactions at off-premise ATMs will continue to grow as cardholders take advantage of the convenience and added functionality of ATMs. According to Dove Consulting Group, Inc., approximately 77% of all ATM transactions are cash withdrawals, with the remainder representing other basic banking functions, such as balance inquiries, transfers and deposits. We believe significant opportunities exist for ATM owners and operators to provide advanced functionality, such as check cashing, off-premise deposits and withdrawals of cash from payroll cards, which will result in increased ATM usage. We anticipate that we will participate in this growth as our key merchants permit us to deploy and operate ATMs in more of their existing stores and in new store locations.

•	Financial institution opportunities. We believe that our large ATM network is attractive to financial institutions seeking to extend their brand and service offerings to their customers. By branding our ATMs with their logos, financial institutions can interact with their customers more frequently, increase brand awareness and provide their customers increased service. In addition, while financial institutions have historically owned and operated most of their ATMs, we believe that some financial institutions are considering outsourcing certain ATM management functions in order to simplify operations and lower costs. We believe that increased off-premise branding and the outsourcing of ATM management functions for financial institutions should provide us with substantial opportunities for additional long-term growth. In addition, we believe some financial institutions may seek to divest all or a portion of their off-premise ATMs, which could provide us with acquisition opportunities.

•	Industry consolidation. The non-bank off-premise ATM industry remains fragmented, with the top ten operators accounting for only approximately 29% of the non-bank off-premise ATMs in the United States, according to ATM&Debit News. Some ATM operators may lack the operational scale and financial resources required to effectively compete with us and other operators of large ATM networks for business and growth opportunities, which may result in asset sales by ATM operators. We believe that the existing fragmented ownership and the potential for divestitures will lead to future consolidation and provide us with numerous acquisition opportunities.

Our Strengths

•	Nationwide network of leading merchants under multi-year contracts. Our focus on customer service, together with our experience and size, has enabled us to develop and expand relationships with national and regional merchants, such as Duane Reade, Rite Aid, Amerada Hess, Kroger, Costco and Mills Malls. Our merchant contracts typically have an initial term of at least five years.

•	Low-cost operating structure. Our operating structure is efficient and we believe that it requires relatively low overhead costs when compared to other ATM operators. We outsource some functions, such as on-site maintenance and cash management, and can take advantage of our size and market position to obtain favorable pricing from our vendors.

•	Recurring and predictable revenue and operating cash flow. Our large base of ATMs is generally operated under multi-year contracts that provide us with a recurring and predictable source of transaction-based revenue. For the year ended December 31, 2003, we derived 92.3% of our total revenues from recurring ATM transaction and branding fees, and for the three months ended March 31, 2004, these sources of revenue accounted for 96.0% of our total revenues.

•	Proven ability to grow. We have grown through both internal growth initiatives and acquisitions.

•	Internal growth. Since the beginning of 2001, our number of operated ATMs has grown by 2,990. This growth has been achieved by deploying ATMs in our merchants’ existing locations that currently do not have an ATM, installing ATMs in new locations as these merchants expand, adding new merchants and entering into branding arrangements.

•	Acquisitions and integration. Since May 2001, we have acquired eight networks of ATMs. We typically integrate these acquisitions rapidly with reasonable associated costs and little or no increase in our number of employees. As a result, we have often significantly improved the operating cash flow of our acquired networks of ATMs.

•	Exclusive focus on ATM industry. We believe we are the largest company in the United States, in terms of number of ATMs, exclusively focused on the ATM industry. Each of our three competitors that are larger than us have lines of business that extend beyond the ATM industry. Among companies focused exclusively on ATMs, we are three times larger than our next competitor, according to ATM&Debit News, and our ATMs account for approximately 5% of off-premise ATMs in the United States. We believe our success to date is largely attributable to our exclusive focus on generating maximum profitability at every ATM.

•	Industry leadership and experienced management team. We have a strong management team with over 50 years of financial services and payment processing-related experience. Our senior management team has developed extensive contacts and a leadership position in the industry. We believe this leadership role has helped us to attract new merchant customers and has provided us with increased acquisition opportunities.

Our Strategy

      Our strategy is to enhance our position as the leading non-bank owner and operator of ATMs in the United States. In order to execute this strategy we will endeavor to:

•	Increase penetration of our existing merchant base;

•	Target additional leading merchants;

•	Capitalize on opportunities with financial institutions; and

•	Pursue acquisitions.

Company History and Information

      In June 2001, CapStreet II, L.P. and CapStreet Parallel II, L.P. acquired a majority of the stock of Cardtronics Group, Inc. in a series of transactions that resulted in our predecessor, Card Pro, Inc., becoming a wholly owned subsidiary of Cardtronics Group, Inc. Card Pro, Inc. was converted into a limited partnership at the time of The CapStreet Group’s investment, becoming Cardtronics, LP, and, in January 2004, we changed our name to Cardtronics, Inc.

      The chairman of our board of directors is also a managing director of The CapStreet Group, the ultimate general partner of CapStreet II and CapStreet Parallel II. We intend to use approximately $22.8 million, or      %, of the net proceeds we receive from the offering to redeem the outstanding shares of our series A redeemable preferred stock, all of which are held by CapStreet II and CapStreet Parallel II. After the offering, CapStreet II and CapStreet Parallel II will hold an aggregate of      % of our outstanding shares of common stock, which will allow them to exert substantial influence over our management and affairs.

      We incurred a loss of $2.0 million in 2001. As of March 31, 2004, we had an accumulated deficit of $4.4 million.

      Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082 and our telephone number is (281) 596-9988. Our website address is www.cardtronics.com. Information contained on our website is not part of this prospectus.

THE OFFERING

Common stock offered	shares by us (or shares if the underwriters exercise the over-allotment option in full)

shares by the selling stockholders

Total offering	shares (or shares if the underwriters exercise the over-allotment option in full)

Common stock outstanding after the offering	shares

Proposed Nasdaq National Market symbol	“CATM”

Use of proceeds	We intend to use the net proceeds from the sale of shares by us:

•	to repay all outstanding indebtedness under our credit facility, which was approximately $31.4 million as of March 31, 2004;

•	to redeem all outstanding shares of our series A redeemable preferred stock plus accrued and unpaid dividends, the aggregate redemption price for which was approximately $22.8 million as of March 31, 2004; and

•	for working capital and general corporate purposes, which may include acquisitions.

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

      Unless specifically indicated otherwise or unless the context otherwise requires, the information in this prospectus (1) gives effect to a           -for-one stock split of our common stock that will occur immediately prior to the closing of the offering; (2) assumes the redemption of all 17,500 shares of our preferred stock, which redemption will occur concurrently with the closing of the offering; and (3) assumes no exercise of the underwriters’ over-allotment option.

      The number of shares of common stock that will be outstanding after the offering is based on the number of shares outstanding as of March 31, 2004. This number does not include:

•	shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2004 pursuant to the 2001 Stock Incentive Plan; and

•	an aggregate of shares of common stock reserved for future issuance under our 2004 Stock Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following summary consolidated financial and operating data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2002 and 2003 and the summary consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of March 31, 2004 and the summary consolidated statements of operations data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

				Three Months Ended
	Years Ended December 31,			March 31,

	2001(1)	2002	2003(2)	2003	2004(9)

				(Unaudited)

	(Dollars in thousands, except per share data)
Consolidated Statements of Operations:
Revenues:
ATM revenues:
ATM service revenues	$34,228	$59,397	$102,359	$18,138	$31,490
ATM product sales	9,249	2,845	2,308	1,156	357

Total ATM revenues	43,477	62,241	104,668	19,293	31,847
Other revenues(3)	1,611	6,545	5,775	1,421	1,311

Total revenues	45,087	68,786	110,442	20,714	33,157
Cost of revenues:
Cost of ATM revenues:
Cost of ATM service revenues	31,777	49,842	81,099	14,226	24,116
Cost of ATM product sales	8,024	2,510	2,126	1,032	269

Total cost of ATM revenues	39,801	52,352	83,225	15,258	24,385
Cost of other revenues	1,409	5,766	4,964	1,216	928

Total cost of revenues (exclusive of depreciation shown separately below)	41,210	58,118	88,189	16,474	25,312
Gross profit	3,878	10,668	22,253	4,240	7,845

Operating expenses:
Selling, general and administrative expenses	4,925	6,142	7,229	1,272	4,420
Depreciation and accretion expense	957	1,650	3,631	809	1,199
Amortization expense	554	1,641	3,842	751	1,143

Total operating expenses	6,436	9,433	14,702	2,832	6,762

Income (loss) from operations	(2,559)	1,235	7,551	1,409	1,083
Other expenses:
Interest expense	478	881	3,346	346	426
Other(4)	—	58	106	3	34

Total other expenses	478	939	3,452	349	460

Income (loss) before income taxes	(3,037)	296	4,099	1,059	622
Income tax provision (benefit)	(997)	154	1,511	393	192

				Three Months Ended
	Years Ended December 31,			March 31,

	2001(1)	2002	2003(2)	2003	2004(9)

				(Unaudited)

	(Dollars in thousands, except per share data)
Income (loss) before cumulative effect of change in accounting principle	$(2,040)	$142	$2,588	$666	$431
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80(5)	—	—	134	134	—

Net income (loss)	(2,040)	142	2,454	533	431
Dividends on preferred stock	741	1,880	2,089	496	554

Net income (loss) available to common stockholders	$(2,780)	$(1,738)	$365	$37	$(123)

Net income (loss) per common share:
Basic	(2.03)	(0.86)	0.18	0.02	(0.06)

Diluted	(2.03)	(0.86)	0.17	0.02	(0.06)

Weighted average shares outstanding(6):
Basic	1,367	2,025	2,078	2,032	2,230

Diluted	1,367	2,025	2,145	2,061	2,230

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Operating Data:
Total number of ATMs (at period end)	6,707	8,298	12,021	9,335	12,009
Total transactions (in thousands)	19,865	36,212	64,605	11,138	19,778
Total surcharge transactions (in thousands)	16,027	28,979	48,778	8,767	14,752

	As of	As of March 31, 2004
	December 31,
	2003	Actual	As Adjusted(7)

		(Unaudited)

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,554	$7,657
Total assets	64,434	70,521
Total long-term debt, including current portion	31,371	31,371
Preferred stock(8)	21,322	21,876
Total stockholders’ equity (deficit)	(6,959)	(6,232)

(1)	Reflects a stock compensation charge of $1.5 million after taxes related to the vesting of all stock options in connection with changes in our ownership structure. See note 1(a) to our financial statements.

(2)	Reflects a stock compensation charge of $1.0 million after taxes related to variable accounting on a restricted stock grant. See note 4 to our financial statements.

(3)	Other revenues consist of revenues from the sale of equipment to our associate value added resellers, or VARs.

(4)	Other consists of losses on the sale or disposal of assets.

(5)	Reflects the effect of our adoption of SFAS 143. See “Managements Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Standards” and note 1(q) to our consolidated financial statements.

(6)	Does not give effect to the stock split that is expected to be completed in connection with the offering.

(7)	Reflects the sale by us of the shares of common stock offered hereby, deduction of estimated underwriting discounts and commissions and offering expenses payable by us, the application of the estimated net proceeds from this offering to repay approximately $31.4 million of outstanding indebtedness and the redemption by us of all of our outstanding shares of preferred stock on the date of the closing of this offering.

(8)	The amount reflected on our balance sheet is net of issuance costs of $0.9 million. The aggregate redemption price for the preferred stock was $22.8 million as of March 31, 2004.

(9)	Reflects a one-time compensation charge of $1.5 million after taxes related to an employment agreement.

RISK FACTORS

      Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to our Business

We rely on third parties to provide us with the cash we require to operate many of our ATMs. If these third parties were unable or unwilling to provide us with the necessary cash to operate our ATMs, we would need to locate alternative sources of cash to operate our ATMs or we would not be able to operate our business.

      We rely on agreements with Palm Desert National Bank and First Bank & Trust to provide us with all of the cash that we use in approximately 4,700 of our ATMs where cash is not provided by the merchant. This cash is referred to as “vault cash” under federal banking regulations, and throughout this prospectus we refer to our vault cash arrangement with these providers as our cash management program. As of March 31, 2004, the balance of cash from these providers held in our ATMs was $204.3 million, a substantial majority of which was from Palm Desert. We pay a fee for our usage of their cash based on the total amount of the cash that we are using at any given time. At all times during our use of this cash, it belongs to the cash providers, and the cash providers have the right to demand the return of all or any portion of their cash at any time upon the occurrence of certain events beyond our control, including if:

•	the cash provider is directed to do so by state or federal regulatory agencies;

•	the cash provider needs the cash to satisfy claims of its depositors; or

•	the cash is determined not to be “vault cash” for reserve purposes under federal banking laws.

If these providers were to demand return of their cash or terminate their arrangement with us and remove their cash from our ATMs, or if they were to fail to provide us with cash as and when we need it for our ATM operations, our ability to operate these ATMs would be jeopardized, and we would need to locate alternative sources of cash in order to operate these ATMs. We can give no assurance that alternate sources would be available on reasonable terms or at all. Additionally, if our cash providers were to increase their fees to such an extent that our use of their services were no longer commercially feasible, we would need to seek alternate arrangements for cash provision and management. We are currently exploring supplemental and alternative arrangements for providing cash for use in our ATMs, but we have not entered into any such arrangements at this time.

We operate in a changing and unpredictable regulatory environment. If we are subject to new legislation regarding the operation of our ATMs, we could be required to make substantial expenditures to comply with such legislation, which may adversely affect our profit margins.

      With its initial roots in the banking industry, the ATM industry has always been regulated, if not by individual states, by the rules and regulations of the federal Electronic Funds Transfer Act, which establishes the rights, liabilities and responsibilities of participants in electronic funds transfer, or EFT, systems. The vast majority of states have few, if any, licensing requirements. However, recent media publicity on the use of electronic devices to steal ATM card information, or skimming devices, at ATMs has resulted in several states, including California, New Jersey and New York, introducing legislation regulating the deployment and operation of ATMs. In these three states no final legislation has been passed and Cardtronics, with the assistance of the ATM Industry Association, and the Electronic Fund Transfer Association, is working to ensure that such laws are not unduly burdensome. We can offer no assurance that these efforts will be successful. Accordingly, we may face a more restrictive and increased regulatory environment in coming years.

The passing of legislation banning or limiting surcharge fees would severely impact our revenue.

      As off-premise ATMs became more prevalent in the 1990s, a few states (most notably Iowa) were slow to change their existing laws that prohibited surcharge fees in connection with ATM transactions. However, by the late 1990s, 49 states permitted surcharge fees with Iowa being the lone exception. In 2002, a federal court, relying upon the federal preemption doctrine, and citing federal banking laws, overturned Iowa’s law that prohibited ATM surcharge fees. Despite the nationwide acceptance of surcharge fees at ATMs, a few consumer activists (most notably in California) have from time to time attempted to impose local bans on surcharge fees. Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds. Currently, we are not aware of any efforts to ban or limit surcharge fees; however these efforts may resurface and, should the federal courts abandon their adherence to the federal preemption doctrine, such efforts could receive more favorable consideration than in the past. The passing of legislation banning or limiting surcharge fees could result in a substantial loss of revenues and significantly curtail our ability to continue our operations as currently configured.

We will be subject to new guidelines under the Americans with Disabilities Act that may require us to retire or retrofit non-compliant ATMs, thus increasing our capital expenditures and decreasing our net income.

      The Americans with Disabilities Act, or ADA, currently includes provisions regulating the amount of clear floor space required in front of each ATM, prescribing the maximum height and reach depth of each ATM, and mandating that instructions and all information for use of the ATM be made accessible to and independently usable by persons with vision impairments. The Department of Justice is currently in the process of issuing new accessibility guidelines under the ADA that will cover virtually all aspects of commercial activity vis-à-vis the disabled. We expect that these new guidelines will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the current proposals, height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities. These new guidelines would affect the manufacture of ATM equipment going forward, could require us to retire or retrofit many of the ATMs in our network, and may result in an increase in our capital expenditures and a decrease in our net income. Further, from time to time groups representing persons with various disabilities have threatened or actually commenced litigation against ATM operators to require those operators to make their ATMs more accessible to members of the affected group. To date, we have not been a target of any of these groups, but any such future action could result in a diversion of our management and financial resources.

We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline.

      For the year ended December 31, 2003, we derived approximately 30.1% of our total revenues from ATMs placed at the locations of our five largest merchants. We expect to continue to depend upon a relatively small number of merchants for a significant percentage of our revenues. The loss of any of our largest merchants, or a decision by any one of them to reduce the number of our ATMs placed in their locations, would decrease our revenues. In addition, our contract with one of our five largest merchants expires in October 2004. These merchants may elect not to renew their contracts when they expire. Even if such contracts are renewed, the renewal terms may be less favorable to us than the current contracts. If any of our five largest merchants fail to renew their contracts upon expiration, or if the renewal terms with any of them are less favorable to us than under our current contracts, this could have a material adverse impact on our business, growth, financial condition and results of operations.

      Furthermore, our third largest merchant, with which we had 978 ATMs deployed as of March 31, 2001 and which accounted for 5.6% of our total revenues in 2003, recently announced that it is planning on closing a number of its stores as part of a restructuring effort. Due to the low volumes at the ATMs we have deployed at the effected stores we do not expect an immediate negative impact on our revenues from this merchant. However, if these restructuring efforts are not successful, our revenues from this merchant may decrease in the future and cause an adverse effect on our business, opportunities for growth, financial condition and results of operations.

The ATM industry is highly competitive and such competition is likely to increase, which may adversely affect our profit margins.

      The ATM business is and can be expected to remain highly competitive. While our principal competition comes from national and regional financial institutions, we also compete with other independent ATM companies. Some of these competitors offer services similar to ours. Several of these competitors are larger, more established and have greater financial and other resources than we do. Such competition could prevent us from obtaining or maintaining desirable locations for our ATMs, cause us to reduce the surcharge revenue generated by transactions at our ATMs or cause us to pay higher merchant fees, thereby reducing our profits. In addition to our current competitors, additional competitors may enter the market. We can offer no assurance that we will be able to compete effectively against these current and future competitors. Increased competition could result in transaction fee reductions, reduced gross margins and loss of market share.

We may be unable to integrate our future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability.

      Our acquisitions involve certain inherent risks to our business, including the following:

•	the operations, technology and personnel of any acquired companies may be difficult to integrate;

•	the allocation of management resources to consummate these transactions may disrupt our day-to-day business; and

•	acquired networks may not achieve anticipated revenues, earnings or cash flow. Such a shortfall could require us to write down the carrying value of the intangible assets associated with any acquired company, which would adversely affect our reported earnings.

      Since May 2001, we have acquired eight ATM networks. To date, we have acquired the assets of deployed ATM networks, rather than companies and their related infrastructure. Although we anticipate that future acquisitions will be of the same nature, it is possible that we may elect to acquire an existing company or the operations, technology and personnel of another ATM provider. If we do so, we may assume some or all of the liabilities associated with the acquired company and face new and added challenges integrating this acquisition into our operations.

      In addition, our recent growth and any future growth may strain our management systems, information systems and resources. We will need to continue to invest in and improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively.

      Any inability on our part to manage effectively our past or future growth or to successfully grow the revenue and profitability of our business could have a material adverse effect on our business, growth, financial condition and results of operations.

The full impact of our recent acquisitions on our operating results is not fully reflected in our historical financial results, which as a result we believe are not necessarily indicative of our future results of operations.

      Since May 2001, we have acquired eight ATM networks. Although these acquisitions contributed a substantial portion of our total revenues in the year ended December 31, 2003, four of these acquisitions, representing 65% of the ATMs we have acquired since May 2001, were completed in 2003. Of the 5,692 ATMs we have acquired since May 2001, 2,725, or 23% of the ATMs we operated at December 31, 2003, were acquired after April 2003. As a result, our operating results for the year ended December 31, 2003 do not reflect a full-year’s results for a significant portion of the ATMs we currently operate, and our historical results may not be indicative of results to be expected in future periods.

Changes in interest rates could increase our operating costs by increasing interest expense under our credit facility and our cash management costs.

      Interest expense under our credit facility and our vault cash rental expense are sensitive to changes in interest rates, particularly because a substantial majority of our indebtedness earns interests at floating rates and our vault cash rental expense is based on market rates of interest. We pay rental fees on the average amount outstanding to our vault cash providers under a prime rate-based formula. Based on an average amount outstanding of $200 million, for every interest rate increase of 100 basis points, we would incur an additional $2 million of vault cash rental expense on an annualized basis. Recent upward pressure on interest rates in the United States has resulted in slight increases in our interest expense under our credit facility and our vault cash rental expense. Any significant increase in interest rates in the future could have an adverse impact on our business, financial condition and results of operations by increasing our operating costs and expenses.

If we, or our transaction processors or our EFT network or other service providers, experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business.

      Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our transaction processors, telecommunications network systems and other service providers. Although our contracts with merchants do not include any guarantees related to network availability problems due to factors beyond our control, any significant interruptions could severely harm our business and reputation and result in a loss of revenue. Additionally, if any such interruption is caused by us, such interruption could result in the loss of the affected merchants or damage our relationships with such merchants. We have not been the cause of any such interruptions in the past. Our systems and operations and those of our transaction processors and our EFT network and other service providers, could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

We depend on ATM transaction fees for substantially all of our revenues and would be adversely affected by a decline in usage of or surcharge fees at our ATMs.

      Transaction fees charged to cardholders and their financial institutions for transactions processed on our ATMs, including surcharge and interchange transaction fees, have historically accounted for most of our revenues. We expect that revenues from ATM transaction fees will continue to account for a substantial majority of our revenues for the foreseeable future. Consequently, our future operating results will depend on (1) the continued market acceptance of our services in our target markets, (2) maintaining the level of transaction fees we receive, (3) our ability to install, acquire and operate more ATMs and (4) continued usage of our ATMs by cardholders. For example, increased acceptance of credit and debit cards by merchants and service providers or any loss of confidence by the consuming public in the safety and security of ATM transactions could result in decreased usage of our ATMs. In addition, it is possible that alternative technologies to our ATM services will be developed and implemented. If such alternatives are successful, we will likely experience a decline in the usage of our ATMs. Moreover, surcharge rates are set by negotiation between us and our merchant partners, and could change over time. Further, growth in surcharge free ATM networks and widespread consumer bias toward such networks could adversely affect our revenue even though we receive fees from our participation in surcharge-free networks. Accordingly, a decline in usage of our ATMs by ATM cardholders or in the levels of fees received by us in connection with such usage would have a material adverse impact on our business, growth, financial condition and results of operations.

     We had a loss in 2001 and may experience losses in the future, which could cause a decline in the market price for our common stock.

      We incurred a loss of $2.0 million in 2001, and may experience losses in the future. As of March 31, 2004, we had an accumulated deficit of $4.4 million and a stockholders’ deficit of $6.2 million. Any losses we incur in the future will increase our accumulated deficit, and could cause a decline in the market price for our common stock.

Criminal activity by third parties, whether through tampering with our ATM machines or otherwise, could result in decreased consumer confidence in ATM usage and thereby reduce our profit.

      Recently, there have been reports in the press regarding the use of ATMs to defraud cardholders and their financial institutions. Criminals have been known to attach skimming devices to ATMs in order to copy the encoded personal information on a user’s debit or credit card that the criminal then uses to create counterfeit cards that can be used at ATMs or as credit cards to make unauthorized purchases. Although, as of this date, we are not aware of any our ATMs being used for skimming or any other illegal purpose, we cannot guarantee that criminals will not target one or more of our ATMs for skimming operations. Extensive counterfeiting activity could undermine consumer confidence in ATMs, thereby reducing ATM activity and our profit.

We rely on EFT network providers, transaction processors and maintenance providers; if they fail or no longer agree to provide their services, we could suffer a temporary loss of transaction revenues or the permanent loss of any merchant contract affected by such disruption.

      We have agreements with EFT network providers, transaction processors and maintenance providers and have more than one such provider in each of these key areas. These agreements enable us to provide card authorization, data capture, settlement and maintenance services to the merchants we serve. Typically, these agreements are for periods of up to two or three years each; however, our agreement with Genpass for transaction processing services is currently on a month-to-month basis. We actively took steps to prevent the auto renewal clause in our processing agreement with Genpass from taking effect because we believe that renegotiating contracts with service providers as they expire will yield a benefit to us. However, if we improperly manage the renewal or replacement of any expiring vendor contract and disruption of service to our merchants occurs, our relationship with those merchants could suffer. Further, if such disruption of service is significant, the affected merchants may seek to terminate their agreements with us.

Taxes imposed at the state level may decrease our net income.

      We conduct substantially all of our operations through our indirectly wholly owned subsidiary, Cardtronics, LP, a Delaware limited partnership. Because of widespread state budget deficits, several states are evaluating ways to subject partnerships to taxation through the implementation of state income, franchise or other forms of taxation. If any state were to impose a tax upon our operating subsidiary as a stand-alone entity, our consolidated net income, if any, may decrease.

Risks Related to the Offering

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

      Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by our directors and executive officers.

      In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

If our share price is volatile, we may be the target of securities litigation, which can be costly and time-consuming to defend.

      In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

The requirements of being a public company may strain our resources and distract management.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We currently do not have an internal audit group. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely or cost effective fashion.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates.

      We do not plan to declare dividends on shares of our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

      There has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on The Nasdaq National Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us.

      We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions. After the completion of this offering, we will have                     outstanding shares of common stock. This number includes                      shares that we are selling in this offering, which may be resold immediately in the public market. The remaining                     shares, or      % of our total outstanding shares, are restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements which, without the prior consent of Credit Suisse First Boston LLC, is 180 days after the date of this prospectus, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, or the Securities Act.

      All of our existing stockholders are parties to a registration rights agreement with us. Under that agreement, these stockholders will have the right, after the expiration of the lock-up period, to require us to effect the registration of their shares. In addition, if we propose to register, or are required to register following the exercise of registration rights, any of our shares of common stock under the Securities Act, all the stockholders who are parties to the registration rights agreement will be entitled to include their shares of common stock in that registration.

      We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could discourage a change of control that our stockholders may favor, which could negatively affect our stock price.

      Provisions in our certificate of incorporation and our bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect at the time this offering is consummated, and the Delaware General Corporation Law will:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	classify the board of directors into staggered, three-year terms, which may lengthen the time required by a third party to gain control of our board of directors;

•	discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of two years after the person becomes an interested stockholder, unless such a transaction has met certain fair market value requirements;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting to effect amendments to certain provisions of our certificate of incorporation or bylaws, including those provisions concerning the composition of the board of directors and certain business combinations;

•	limit who may call special meetings of both the board of directors and stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders’ meetings; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

Our executive officers, directors and principal stockholders will own % of our voting stock after this offering, which may allow them to control substantially all matters requiring stockholder approval, and their interests may not align with the interests of our other stockholders.

      Immediately after this offering, our executive officers, directors and principal stockholders will, in the aggregate, directly or indirectly hold approximately      % of our outstanding shares. Accordingly, in the event that all or some of these stockholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The CapStreet Group, LLC is the ultimate general partner of two of our stockholders, CapStreet II, L.P. and CapStreet Parallel II, L.P. We refer to The CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, L.P. collectively as The CapStreet Group in this prospectus. These two stockholders will, in the aggregate, hold approximately      % of our outstanding shares after the offering. Two of our directors, Fred R. Lummis and Frederick W. Brazelton, are officers of The CapStreet Group, LLC. Another of our directors, Ralph H. Clinard, will own approximately      % of our outstanding shares after the offering. The ownership positions of these stockholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors.

You will suffer immediate and substantial dilution.

      The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At the offering price of $          , you will incur immediate and substantial dilution in the amount of $           per share. We also have outstanding stock options to purchase shares of our common stock at a weighted average exercise price of $           per share. To the extent these options are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

      You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. They are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	reliance on third parties for cash management services;

•	increased regulation and regulatory uncertainty;

•	decreases in the number of ATMs we can place with our top merchants;

•	increased industry competition;

•	our ability to continue to execute our growth strategies;

•	risks associated with the acquisition of other ATM networks;

•	changes in interest rates;

•	declines in, or system failures that interrupt or delay, ATM transactions;

•	changes in the ATM transaction fees we receive;

•	changes in ATM technology;

•	general and economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

      Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, you should draw no inference that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

      The net proceeds from the sale of the                      shares of common stock offered by us will be approximately $          million, based on an estimated initial public offering price of $           per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders.

      The primary purposes of the offering are to create a public market for our common stock, obtain additional equity capital and facilitate future access to public markets. We expect to use the net proceeds from this offering:

•	to repay all outstanding indebtedness under our credit agreement, which was approximately $31.4 million as of March 31, 2004;

•	to redeem all of our outstanding preferred stock plus accrued and unpaid dividends, the aggregate redemption price for which was approximately $22.8 million as of March 31, 2004; and

•	the remainder of the net proceeds for working capital and general corporate purposes, which may include acquisitions.

      Our credit agreement provides for a revolving facility, a term loan and an acquisition facility. The revolving facility and the acquisition facility mature in August 2008 and the term loan matures in July 2008. Borrowings under our credit agreement bear interest at a variable rate based upon LIBOR or prime rate, at our option. At March 31, 2004, the weighted average interest rate on our borrowings was approximately 5.12%. We intend to repay borrowings under our credit agreement with the proceeds of the offering. We used proceeds from this debt that was incurred within the last twelve months to finance the four acquisitions we completed in 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions — 2003 Acquisitions.” Under a new revolving credit facility that will replace our existing credit agreement and that we expect to enter into concurrently with or shortly after the closing of this offering, we expect to have the ability to borrow up to $75.0 million for working capital and general corporate purposes, which may include acquisitions. We continue to explore acquisition opportunities relating to the purchase of new ATM networks, however we have not entered into any binding agreements to do so.

      The shares of preferred stock that we intend to redeem are held by our affiliates, CapStreet II and CapStreet Parallel II. The aggregate redemption price of $22.8 million as of March 31, 2004, represents approximately      % of the proceeds we will receive from the offering.

DIVIDEND POLICY

      Historically we have not paid dividends on our common stock. Following consummation of this offering, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Instead, we currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements and the availability of third-party financing, as well as any economic and other conditions that our board of directors may deem relevant. In addition, our ability to declare and pay any dividends may be restricted under the credit agreement for our expected new credit facility.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2004:

•	on an actual basis;

•	on an as adjusted basis, giving effect to (1) our sale of shares of our common stock in this offering (at an initial public offering price of $ per share); and (2) the application of the proceeds from that sale as discussed under “Use of Proceeds.”

      You should read this table together with the “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements included elsewhere in this prospectus.

	As of March 31, 2004

	Actual	As adjusted

		(Unaudited)

	(In thousands, except
	share data)
Cash and cash equivalents	$7,657	$

Long-term debt, including current portion(1)	31,371
Series A redeemable preferred stock, par value $0.0001 per share; 17,500 shares authorized; 17,500 shares issued and outstanding on an actual basis; zero shares issued and outstanding on an as adjusted basis	21,876
Stockholders’ equity (deficit):
Common stock, par value $0.0001 per share, shares authorized; shares issued and outstanding on an actual basis; shares issued and outstanding on an as adjusted basis(2)	0
Additional paid-in capital	823
Total stockholders’ equity (deficit)	(6,232)

Total capitalization	$47,015	$

(1)	At March 31, 2004, we had $6.5 million available for borrowing under our revolving facility. It is a term of our credit agreement that the amount available for borrowing is reduced by the amount of outstanding letters of credit issued under the revolving facility. As of March 31, 2004, we had letters of credit in an aggregate amount of $1.0 million outstanding under our revolving facility. We intend to replace our existing credit agreement with a new revolving credit facility in connection with this offering. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

(2)	For further information regarding our stock and stock option plans, see “Management” and “Description of Capital Stock.”

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after the offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock. Our net tangible book value at March 31, 2004 was $15.9 million, or $           per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to:

•	a -for-one split of our common stock; and

•	the redemption of all 17,500 outstanding shares of our preferred stock at the aggregate redemption price of $22.8 million.

      After giving effect to our sale of                      shares of common stock in the offering at the initial public offering price of $           per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value after this offering would have been $           million, or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to investors purchasing common stock in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock	$
Net tangible book value per share at March 31, 2004
Pro forma net tangible book value per share of common stock after this offering
Increase in pro forma net tangible book value per share of common stock attributable to investors in this offering

Dilution per share to new investors	$

      The following table summarizes, on a pro forma basis as of March 31, 2004, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses, assuming an initial public offering price of $           per share.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		%	$	%	$

      The discussion and tables above assume no exercise of stock options outstanding as of March 31, 2004. As of the consummation of this offering, we expect to have options outstanding to purchase a total of                      shares of common stock with a weighted average exercise price of $           per share. To the extent that any of these options are exercised, there will be further dilution to new investors. See “Description of Capital Stock” and “Management.”

      If the underwriters’ over-allotment option is exercised in full:

•	the percentage of our shares of common stock held by our existing holders of capital stock will decrease to approximately % of the total number of common shares outstanding after this offering; and

•	the number of shares of common stock held by investors purchasing common stock in this offering will increase by shares, to approximately % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following selected consolidated financial and operating data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1999, 2000 and 2001 and the statements of operations data for the years ended December 31, 1999 and 2000 have been derived from our audited financial statements, which are not included in this prospectus. The summary consolidated balance sheet data as of March 31, 2004 and the summary consolidated statements of operations data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

						Three Months Ended
	Years Ended December 31,					March 31,

	1999	2000	2001(1)	2002	2003(2)	2003	2004

						(Unaudited)

	(In thousands)
Consolidated Statements of Operations:
Revenues:
ATM revenues:
ATM service revenues	$8,768	$15,798	$34,228	$59,397	$102,359	$18,138	$31,490
ATM product sales	5,979	10,237	9,249	2,845	2,308	1,156	357

Total ATM revenues	14,747	26,034	43,477	62,241	104,668	19,293	31,847
Other revenues(3)	—	—	1,611	6,545	5,775	1,421	1,311

Total revenues	14,747	26,034	45,087	68,786	110,442	20,714	33,157
Cost of revenues:
Cost of ATM revenues:
Cost of ATM service revenues	6,095	14,020	31,777	49,842	81,099	14,226	24,116
Cost of ATM product sales	4,682	8,160	8,024	2,510	2,126	1,032	269

Total cost of ATM revenues	10,776	22,179	39,801	52,352	83,225	15,258	24,385
Cost of other revenues	—	—	1,409	5,766	4,964	1,216	928

Total cost of revenues (exclusive of depreciation shown separately below)	10,776	22,179	41,210	58,118	88,189	16,474	25,312

Gross profit	3,971	3,855	3,878	10,668	22,253	4,240	7,845

						Three Months Ended
	Years Ended December 31,					March 31,

	1999	2000	2001(1)	2002	2003(2)	2003	2004(8)

						(Unaudited)

	(In thousands)
Operating expenses:
Selling, general and administrative expenses	2,392	2,190	4,925	6,142	7,229	1,272	4,420
Depreciation and accretion expense	338	528	957	1,650	3,631	809	1,199
Amortization expense	—	—	554	1,641	3,842	751	1,143

Total operating expenses	2,730	2,718	6,436	9,433	14,702	2,832	6,762

Income (loss) from operations	1,241	1,137	(2,559)	1,235	7,551	1,409	1,083
Other expenses:
Interest expense	187	278	478	881	3,346	346	426
Other(4)	—	—	—	58	106	3	34

Total other expenses	187	278	478	939	3,452	349	460

Income (loss) before income taxes	1,054	858	(3,037)	296	4,099	1,059	623
Income tax provision (benefit)	360	317	(997)	154	1,511	393	192

Income (loss) before cumulative effect of change in accounting principle	694	542	(2,040)	142	2,588	666	431
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80(5)	—	—	—	—	134	134	—

Net income (loss)	694	542	(2,040)	142	2,454	533	431
Dividends on preferred stock	—	—	741	1,880	2,089	496	554

Net income (loss) available to common stockholders	$694	$542	$(2,780)	$(1,738)	$365	$37	$(123)

						Three Months Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004(8)

						(Unaudited)
Net income (loss) per common share:
Basic	0.66	0.51	(2.03)	(0.86)	0.18	0.02	(0.06)

Diluted	0.65	0.46	(2.03)	(0.86)	0.17	0.02	(0.06)

Weighted average shares outstanding(6):
Basic (in thousands)	1,053	1,053	1,367	2,025	2,078	2,032	2,230

Diluted (in thousands)	1,072	1,183	1,367	2,025	2,145	2,061	2,230

Operating Data:
Total number of ATMs (at period end)	1,845	3,339	6,707	8,298	12,021	9,335	12,009
Total transactions (in thousands)	4,259	8,622	19,865	36,212	64,605	11,138	19,778
Total surcharge transactions (in thousands)	4,235	7,400	16,027	28,979	48,778	8,767	14,752

	As of December 31,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$228	$333	$2,975	$3,184	$5,554	$4,067	$7,657
Total assets	5,286	8,864	25,373	34,840	64,434	45,747	70,521
Total long-term debt, including current portion	2,577	2,723	8,620	18,475	31,371	24,743	31,371
Preferred stock(7)	—	—	15,453	19,233	21,322	19,729	21,876
Total stockholders’ equity (deficit)	1,266	2,094	(7,065)	(8,909)	(6,959)	(8,872)	(6,232)

(1)	Reflects a stock compensation charge of $1.5 million after taxes related to the vesting of all stock options in connection with changes in our ownership structure. See note 1(a) to our financial statements.

(2)	Reflects a stock compensation charge of $1.0 million after taxes related to variable accounting on a restricted stock grant. See note 4 to our financial statements.

(3)	Other revenues consist of revenues from the sale of equipment to our associate VARs.

(4)	Other consists of losses on the sale or disposal of assets.

(5)	Reflects the effect of our adoption of SFAS 143. See “Managements Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Standards” and note 1(p) to our consolidated financial statements.

(6)	Does not give effect to the stock split that is expected to be completed in connection with the offering.

(7)	The amount reflected on our balance sheet is net of issuance costs of $0.9 million. The aggregate redemption price for the preferred stock was $22.8 million as of March 31, 2004.

(8)	Reflects a one-time compensation charge of $1.5 million after taxes related to an employment agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion together with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus.

Overview

      We own and operate a network of over 12,000 ATMs operating in all 50 states. Our nationwide ATM network is strengthened by multi-year contractual relationships with a wide variety of nationally known merchants pursuant to which we operate ATMs in their locations.

Acquisitions

      Since May 2001, we have acquired eight ATM networks. In each acquisition, we acquired only assets consisting of ATMs and, in certain cases, contractual rights to place and operate ATMs in certain locations. We funded our acquisitions through a combination of borrowings under our credit facility, capital contributions from our equity investors and cash generated from operations. We have not acquired any legal entities and generally do not assume employees, physical facilities, sales force or trade names. All supporting activities, including supply of cash, communications, network processing services, maintenance services, customer service, sales and administration, are changed to our operating platform and service providers. The migration of the purchased ATMs to our platform represents a fundamental shift in the way the ATMs operate. Once we purchase the ATMs and integrate them into our operating platform, operating expenses are typically reduced, enhancing the profitability of the ATMs. For example, in connection with an acquisition in 2003, we were able to reduce the cost of communications service for the acquired ATMs by approximately 83% when we transitioned the acquired ATMs to a different communications configuration with our existing communications service provider. Additionally, in connection with our acquisitions in 2003, we were able to reduce our processing costs at the time of closing by margins ranging from 3.6% to 42.5%. As of March 31, 2004, processing costs on ATMs from the same acquisitions had been reduced by margins ranging from 39.3% to 57.5% as a result of additional improvements in pricing under our transaction processing agreement. Our ability to reduce operating expenses and improve ATM profitability is largely the result of the better pricing terms we enjoy from our service providers because of the number of ATMs we operate, with many of our service contracts containing tiered pricing terms based on transaction volume. In addition, the revenues produced by the ATMs may change as we alter the mix between surcharge, interchange and branding arrangements with our merchant clients and financial sponsors. For example, if we are successful in negotiating branding arrangements for some of our acquired ATMs, there may be a shift in the revenue mix between surcharge revenue, interchange revenue and branding revenue. Under a branding arrangement, surcharge-bearing transactions decline as we do not charge surcharge fees to the financial institution’s customers. Consequently, we typically expect surcharge revenue to decline. On the other hand, total withdrawal transactions at the branded ATMs typically increase as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. Accordingly, we typically expect interchange revenue to increase since we receive interchange fees on all withdrawal transactions. In addition, we would also receive a negotiated branding fee set at a level that more than offsets our estimated lost surcharge revenue.

      Our acquisitions have significantly increased the size of our operations over the periods discussed in “Results of Operations” below and, accordingly, fundamentally affect the comparability of our results of operations for the periods discussed in this discussion and analysis. For example, revenues increased from $26.0 million in 2000 to $110.4 million in 2003, while our gross profit increased from $3.9 million to $22.3 million over the same period. The full impact of the acquisitions we completed in 2003 is not fully reflected in our historical results of operations due to their recent completion, although each of these acquisitions has been fully integrated into our operating platform. These and any future acquisitions will continue to affect our results of operations.

      Consistent with our business strategy, we are continuously engaged in discussions with potential sellers regarding the possible purchase by us of ATM networks. Such acquisition efforts involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as “auction” processes, as well as situations where we believe we are the only party or one of a very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts involve assets which, if acquired, would have a material effect on our financial condition and results of operations. We can give no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us.

      We have set forth below a summary of our acquisition activity since 2001. After acquiring a network of ATMs, we track its growth and operating performance on a stand-alone basis, as well as on a consolidated basis with our results as a whole. We believe this information is helpful in understanding the effect of these acquisitions on our growth, as well as the growth experienced through increased deployment of ATMs with the acquired merchant base in each of these ATM networks following its acquisition and integration.

	Number of ATMs

		As of
		March 31,
	At Closing	2004	Increase

2001 Acquisitions	878	1,088	23.9%
2002 Acquisitions	1,125	1,274	13.2
2003 Acquisitions	3,689	3,726	1.0

Total	5,692	6,088	7.0%

2001 Acquisitions

      We acquired ATM networks from Financial Services Plus, Inc., a subsidiary of McLane Company, Inc., in two separate transactions.

      McLane I. In June 2001, we closed the first McLane transaction, pursuant to which we acquired 264 ATMs for $1.5 million in cash. Prior to this transaction, McLane had been a leading ATM service provider to large convenience store chains. This network of ATMs consisted of corporate accounts with Amerada Hess, ConocoPhillips and Tetco, Incorporated.

      McLane II. We acquired another network of ATMs from Financial Services Plus in September 2001 for $4.3 million in cash. This acquisition included 614 ATMs, the majority of which were placed in locations operated by Sunoco.

      We believe the existing relationships we acquired through the McLane transactions have been instrumental in helping us to build other relationships with national convenience store chains, such as Circle K and ExxonMobil.

2002 Acquisitions

      ATM Plus. In 2002, we acquired a network of ATMs from ATM Plus, Inc., consisting of 25 ATMs principally located in northern California for $0.8 million in cash.

      Diebold. In September 2002, we acquired a network of approximately 1,100 ATMs from Diebold, Incorporated consisting of arrangements with ExxonMobil, Marc Glassman, Inc., Barnes & Noble College Bookstores, Inc., Uni-Marts, Inc. and Rite Aid Corporation for $12.4 million in cash. Diebold is one of the largest manufacturers of ATM equipment in the world and is a leading ATM service provider to both bank and non-bank owners of ATMs.

2003 Acquisitions

      CenterCourt Cash. In 2003, we purchased a network of 26 ATMs from CenterCourt Cash, Inc. for $1.5 million in cash. These ATMs are located primarily in large shopping centers in California.

      XtraCash. In February 2003, we acquired a network of ATMs in 938 Winn-Dixie stores from XtraCash ATM Inc., a division of the Canadian Imperial Bank of Commerce for $6.0 million in cash. These ATMs are located in Winn-Dixie stores throughout the Southeastern United States.

      National Bank Equipment. In May 2003, we acquired a network of 1,025 ATMs, primarily located in the Northeast United States, from National Bank Equipment Corporation for $3.6 million in cash. This network consists primarily of independently-owned merchant locations.

      American Express. In August 2003, we purchased a network of 1,700 ATMs from American Express Company for $12.4 million in cash. This network includes relationships with substantial national and regional accounts, such as Duane Reade, Giant Food Inc., The Great Atlantic and Pacific Tea Company, Inc. (A&P), Costco, Mills Malls and Walgreens.

Acquisition Valuation

      We value acquisitions based on cash flow and the remaining terms of merchant contracts rather than the number of ATMs or a benchmark value per ATM. ATMs at different locations vary significantly in terms of transaction volume and cash flow. The equipment is in some cases owned by the merchant and in others by the seller. As a result, the purchase price per ATM we pay and the allocation of consideration between equipment and intangibles can vary widely from acquisition to acquisition.

      Equipment value per acquired ATM in 2003 was low compared to prior years. Of the ATMs added to our system in 2003, 28% were merchant owned and 23% were leased. When we add ATMs to our network that are either owned by the merchant or leased by us, no consideration is allocated to the value of the equipment. We expect that the purchase price per ATM we pay in future acquisitions and the allocation of consideration between equipment and intangibles will continue to be highly variable based on variation in the factors described above.

Critical Accounting Policies

      We have prepared the consolidated financial statements included in this prospectus in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. We describe our significant accounting policies more fully in note 1 to our consolidated financial statements included elsewhere in this prospectus. The significant accounting policies described here are those that are most important to the depiction of our financial condition and results of operations and the application of which requires management’s most subjective judgments in making estimates about the effect of matters that are inherently uncertain.

      Income taxes. Income tax provisions are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before income taxes and between the tax basis of assets and liabilities and their reported amounts in our financial statements. We include deferred tax assets and liabilities in our financial statements at currently enacted income tax rates. As changes in tax laws or rates are enacted, we adjust our deferred tax assets and liabilities through income tax provisions.

      In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences. If we do not generate future taxable income, we will not realize these tax assets and the write-off of those assets will adversely affect our results.

      Valuation of long-lived assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge would be recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. Our determination that an adverse event or change in circumstance has occurred will generally involve (1) a greater attrition rate compared to estimated renewals, (2) an unexpected decline in transactions or (3) a change in strategy affecting the utility of the asset. Our measurement of the fair value of an impaired asset will generally be based on an estimate of discounted future cash flows.

ATM Management Programs

      We deploy ATMs under three distinct arrangements with our merchant partners:

•	Turnkey. Under a turnkey arrangement, we own or lease the ATM and are responsible for controlling substantially all aspects of its operation. These responsibilities include what we refer to as first line maintenance, such as replacing paper, clearing paper or bill jams, resetting the ATM and any telecommunications and power issues or other maintenance that does not require a trained service technician. Under our turnkey operations, we are also responsible for what we refer to as second line maintenance, or more complex maintenance procedures that require trained service technicians and often involve replacing component parts. In addition to first and second line maintenance, under turnkey agreements we are responsible for arranging for cash, cash loading, supplies, telecommunications service and all other services required for the operation of the ATM, other than electricity. Under a turnkey arrangement, we pay a fee, either periodically, on a per-transaction basis or a combination of both, to the merchant on whose premises the ATM is physically located. Under turnkey arrangements, we are responsible for purchasing the ATM, as well as almost all of the expenses related to its operation. Typically, we deploy ATMs under turnkey arrangements for our national and regional merchant customers, such as Amerada Hess, Circle K, Duane Reade, ExxonMobil and Sunoco. Approximately 61% of the ATMs we have acquired since May 2001 are operated under turnkey arrangements. We believe this is important because (1) turnkey locations generally offer higher transaction volumes and greater profitability, which we consider necessary to justify the upfront capital cost, and (2) turnkey locations are controlled by us, are usually located in major national chains, and are thus more likely candidates for additional sources of revenue such as bank branding.

•	Merchant-owned. Under a merchant-owned arrangement, the merchant owns the ATM and is responsible for its maintenance and most of the operating costs. We typically operate ATMs with our independent merchant customers under merchant-owned arrangements. A merchant who purchases an ATM from us is responsible for providing cash for the ATM and all maintenance. The merchant is also responsible for cash loading, supplies, telecommunication and electrical services. Under these arrangements, we sometimes retain responsibility for second line maintenance for an additional fee, and we provide all transaction processing services. Because the merchant bears more of the costs associated with operating ATMs under this arrangement, the merchant typically receives a higher fee on a per-transaction basis than is the case under a turnkey arrangement. In a limited number of our merchant-owned arrangements, we have assumed responsibility for providing and loading cash. Accordingly, under these arrangements, the merchant receives a smaller fee on a per-transaction basis than in the typical merchant-owned arrangement.

•	Merchant-assisted. Merchant-assisted arrangements are a hybrid between turnkey and merchant-owned arrangements. In these arrangements, we own or lease the ATM and provide all transaction processing services, but the merchant generally is responsible for providing and loading cash for the ATM and first line maintenance. Under these arrangements, the merchant is sometimes responsible for supplies, telecommunication and electrical services. As a result, the merchant typically receives a higher fee on a per-transaction basis than it would be under a turnkey arrangement, but receives less than it would under a merchant-owned arrangement.

      In recent years, we have increased the number and percentage of our ATMs operated under turnkey arrangements as a result of our acquisition mix. Generally, turnkey operations generate higher margins because we retain more operational responsibility and, as a result, pay less in merchant fees compared to merchant-owned and merchant-assisted arrangements. In the future, we expect the percentage of our turnkey, merchant-owned and merchant-assisted arrangements will continue to fluctuate in response to the mix of ATMs we add through internal growth and acquisitions. The following table sets forth information regarding the percentage of ATMs we operated under turnkey, merchant-owned and merchant-assisted arrangements as of December 31, 2001, 2002, 2003 and March 31, 2003 and 2004:

Percentage of ATMs operated as of:	Turnkey	Merchant-owned	Merchant-assisted

December 31, 2001	19.0%	77.2%	3.7%
December 31, 2002	31.7%	61.9%	6.4%
December 31, 2003	38.7%	48.8%	12.5%
March 31, 2003	29.9%	54.7%	15.5%
March 31, 2004	39.2%	48.5%	12.3%

For the year ended December 31, 2003, ATMs operated under turnkey arrangements accounted for approximately 49% of our total revenues and 67% of our gross margin, ATMs operated under merchant-owned arrangements accounted for approximately 35% of our total revenues and 27% of our gross margin and ATMs operated under merchant-assisted arrangements accounted for approximately 9% of our total revenues and 13% of our gross margin.

      We have generally experienced no turnover among our customers with multiple locations that accounted for more than 0.1% of our revenue and with whom we typically enter into turnkey arrangements. We have been successful in negotiating contract renewals with these customers and have never lost any major merchant accounts other than those we knew were expiring under previous arrangements with parties from whom we acquired ATMs. Six of our turnkey customer contracts, representing 10.9% of our 2003 revenue, are set to expire in the remainder of 2004 and we are currently in negotiations with these customers for the renewal of these contracts. Although we have experienced some turnover among our merchant customers operating under merchant-owned and merchant-assisted arrangements, these losses have historically been partially offset by the addition of other similar customers, with the level of ATMs operated under these arrangements trending downward slightly, excluding the effect of acquisitions. In each year prior to 2003, we experienced an increase in the number of ATMs operated under merchant-owned and merchant-assisted arrangements. However, in 2003, excluding the effect of acquisitions, we experienced a net loss of approximately 3.5% of our ATMs operated under merchant-owned and merchant-assisted arrangements at the beginning of 2003. This net loss primarily reflects the loss of ATMs with monthly transaction volumes significantly lower than the average for all ATMs operated under similar arrangements, a situation that often indicates an ATM is no longer economically feasible for the owner to operate. In addition, this net loss also reflects our reduction in sales and marketing efforts directed at placing ATMs under these types of arrangements in favor of increasing our focus on turnkey accounts and acquisitions of existing portfolios of ATMs. For the three months ended March 31, 2004, we experienced a net loss of less than 1.5% of our ATMs operated under merchant-owned and merchant-assisted arrangements, generally due to circumstances similar to those described for prior periods. If we continue to acquire primarily ATMs operated under turnkey arrangements, this downward trend in the absolute number of ATMs operated under these types of arrangements may continue.

Components of Revenues, Cost of Revenues and Expenses

      Revenues. We derive our revenues primarily from providing ATM services and, to a lesser extent, from our branding arrangements and our sales of ATM equipment. Our revenues from ATM services have increased rapidly in recent years due to the acquisitions we completed since 2001, as well as through internal expansion of our existing and acquired ATM networks.

      In our consolidated statement of operations, we present revenues from ATM services and branding arrangements and the sale of ATMs to merchants operating under merchant-owned arrangements as “ATM revenues.” Within ATM revenues, we present revenues from ATM services and branding arrangements as “ATM service revenues” and revenues from the sale of ATMs to our merchant customers as “ATM product sales.” Our “ATM service revenues” consist of the revenues we receive under our turnkey, merchant-assisted and merchant-owned arrangements with our customers. These revenues include the fees we earn per transaction completed on our network and fees we generate from branding arrangements. Because the majority of our ATM revenues are generated from machines owned by us and operated under turnkey arrangements rather than from machines sold by us to our merchant customers, “ATM product sales” represent a small and declining percentage of our ATM revenues.

      We present revenues from sales of equipment to persons that generally do not purchase ATM services from us as “Other revenues.” These revenues consist of sales of ATM equipment to associate VARs. We do not expect to generate ATM service revenues from ATMs sold under VAR arrangements, and, accordingly, segregate the presentation of these revenues from our ATM revenues.

      Our ATM service revenues primarily consist of the three components, surcharge revenue, interchange revenue and branding revenue. The following table sets forth information on our surcharge and interchange revenues per surcharge-bearing transaction and on our interchange revenues per total transaction. Total transactions represents all transactions made at our ATMs, including transactions on which we do not earn surcharge revenue but do earn varying amounts of interchange revenue, such as balance inquiries, fund transfers, transactions on ATMs included in surcharge-free networks and branded ATMs, and some denials.

	Year Ended December 31,			Three Months
				Ended
	2001	2002	2003	March 31, 2004

Per surcharge-bearing transaction:
Surcharge revenue	$1.49	$1.42	$1.43	$1.49
Interchange revenue	0.54	0.57	0.60	0.61
Per total transaction:
Interchange revenue	0.44	0.46	0.45	0.45

•	Surcharge revenue. A surcharge fee represents a convenience fee paid by the cardholder for making a cash withdrawal from an ATM. Surcharge fees are most typically associated with cash withdrawal transactions and generally are not generated by balance inquiries, fund transfers and, in some cases, cash withdrawals from ATMs from which we earn branding revenues. Surcharge fees often vary by the type of arrangement under which we place our ATMs. Our transaction surcharges averaged approximately $1.43 per surcharge-bearing transaction during the year ended December 31, 2003, and approximately $1.49 during the three months ended March 31, 2004. Surcharge fees can vary widely based on the location of the ATM and the nature of the contracts negotiated with our merchants. We expect that surcharge fees will continue to vary depending upon negotiated surcharge fees at newly deployed ATMs and future negotiations with existing merchant partners.

•	Interchange revenue. An interchange fee is a fee paid by the cardholder’s financial institution for the use of the applicable electronic funds transfer, or EFT, network that transmits data between the ATM and the cardholder’s financial institution in connection with any ATM transaction, including balance inquiries, transfers and surcharge-free transactions. We receive a portion of the interchange fee paid to the EFT network. Unlike surcharge fees, interchange fees are earned not only on cash withdrawal transactions, but also on other ATM transactions such as balance inquiries and fund transfers. Interchange fees are set by the EFT networks and vary according to EFT network arrangements with financial institutions, as well as the type of transaction. Interchange fees are typically lower for balance inquiries and fund transfers and higher for withdrawals. For the year ended December 31, 2003, we received $29.1 million in interchange fees, or an average of approximately $0.60 per surcharge-bearing transaction and approximately $0.45 per transaction. For the three months ended March 31, 2004, we received $9.0 million in interchange fees, or an average of approximately $0.61 per surcharge-bearing transaction and approximately $0.45 per total transaction. Interchange fees per surcharge-bearing transaction have increased due to the increase in the number of transactions on ATMs included in surcharge-free networks and branded ATMs, which generate interchange fees, but do not generate surcharge fees and, as a result, are not included in the number of surcharge-bearing transactions. We have no reason to believe that interchange fees will change in the near future, and thus estimate that interchange revenue per total transaction will remain level, while interchange revenue per surcharge-bearing transaction may increase slightly for the reason described in the preceding sentence.

•	Branding revenue. We generate branding revenue in a variety of ways. We allow financial institutions to place signage on, or brand, our ATMs. Under this arrangement, we allow the branding financial institution’s customers to use branded ATMs without paying a surcharge fee. In exchange, the branding financial institution pays us a fixed monthly fee per branded ATM. We believe that this type of branding arrangement will typically result in an increase in transaction levels at the branded ATMs as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. We also generate branding revenue from the ATMs we include in the Allpoint Network, a surcharge-free ATM alliance of which we are a member. Under this arrangement, cardholders of the institutions that are members of Allpoint use our ATMs included in the alliance free of surcharge fees in exchange for Allpoint’s payment to us of a share of the fixed monthly fee per cardholder included in the network. We also derive branding revenue from an EFT network that places signage on our ATMs. Fees paid for branding an ATM vary widely within our industry, as well as within our own operations. We expect that this variance in branding fees will continue in the future, but, because our strategy is to set branding fees to at least offset lost surcharge revenue, we do not expect any such variance to cause a decrease in our total revenues. However, because we have only recently begun to enter into branding arrangements, we are currently unable to meaningfully quantify this anticipated offset to lost surcharge revenue.

      The profitability of any particular ATM location, and of our entire ATM services operation, is driven by a combination of surcharge, interchange and branding revenues, as well as the level of our related costs. Accordingly, material changes in our average surcharge fee or average interchange fee may be offset by branding or other ancillary revenues, or by changes in our cost structure. Because a variance in our average surcharge fee or our average interchange fee is not necessarily indicative of a commensurate change in our profitability, you should consider these measures only in the context of our overall financial results.

      Our other revenues are primarily comprised of revenue from the sale of equipment to associate VARs. These other revenues have been enhanced by our master VAR designation with NCR Corporation. This designation allows us to purchase equipment from NCR at preferential prices. We expect to continue to derive a portion of our revenues from direct sales of ATMs in the future; however, we expect this source of revenue to continue to decrease as a percentage of total revenues in future periods.

      Cost of revenues. Our cost of revenues associated with ATM transactions completed on our ATM network includes:

•	Merchant fees. We pay our merchants a fee that depends on a variety of factors, including the type of arrangement under which the ATM is placed and the number of transactions at that ATM. In recent years, we have been successful in increasing the percentage of our ATMs operated under turnkey arrangements, which typically have lower associated merchant fees on a per-transaction basis than other deployment arrangements.

•	Processing fees. We pay fees to third-party vendors for processing transactions originated at our ATMs. These vendors, which include Star Systems, Fiserv, Inc. and Genpass Inc., communicate with the cardholder’s financial institution through EFT networks to gain transaction authorization and to settle transactions.

•	Cost of cash. Cost of cash includes all costs associated with the provision of cash to our turnkey and certain merchant-owned ATMs, including fees for the use of cash, armored courier services, insurance, cash reconciliation and associated wire fees. As our mix of arrangements has moved more toward turnkey, our cost of cash has increased in absolute terms. Changes in interest rates could affect our cost of cash.

•	Communications. Under our turnkey and certain merchant-assisted arrangements, we are responsible for expenses associated with providing telecommunications capabilities to the ATMs, allowing the ATMs to connect with the applicable EFT network.

•	Repairs and maintenance. Depending on the type of arrangement with the merchant, we may be responsible for first and/or second line maintenance for the ATM. We typically manage the provision of these services by third parties with national operations. Our primary maintenance vendors are Diebold, NCR, EFMARK Service Company of Illinois, Inc. and Genpass.

•	Direct operations. These expenses consist of costs associated with managing our ATM network, including expenses for program managers, technicians and customer service representatives.

•	Cost of equipment revenue. In connection with the sale of equipment to merchants and VARs, we incur costs associated with purchasing equipment from manufacturers, as well as delivery and installation expenses.

      We define variable costs as those incurred on a per transaction basis. Processing fees and the majority of merchant fees fall under this category. Processing fees and merchant fees accounted for 52.6% of our cost of ATM service revenues in 2003. Therefore, we estimate that approximately half of our cost of ATM service revenues is generally fixed in nature, meaning that any significant decrease in transaction volumes would lead to a decrease in the profitability of our ATM service operations.

      Our indirect operating expenses include general and administrative expenses related to administration, salaries, benefits, advertising and marketing, depreciation of the ATMs we own, amortization of our acquired merchant contracts, and interest expense related to borrowings under our credit agreement. We depreciate our capital equipment on a straight-line basis over the estimated life of such equipment and amortize the value of acquired merchant contracts over the estimated lives of such assets. Because we intend to repay borrowings under our credit agreement with the proceeds of the offering, our interest expense in the near-term should decline. Under a new revolving credit facility that we expect to enter into concurrently or shortly after closing this offering, we expect to have the ability to borrow up to $75.0 million for working capital and general corporate purposes, which may include acquisitions. See “— Liquidity and Capital Resources.”

Results of Operations

      The following table sets forth our statement of operations information as a percentage of total revenues for the period indicated.

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Revenues:
ATM revenues:
ATM service revenues	75.9%	86.3%	92.7%	87.6%	95.0%
ATM product sales	20.5	4.1	2.1	5.6	1.1

Total ATM revenues	96.4	90.5	94.8	93.1	96.0
Other revenues	3.6	9.5	5.2	6.9	4.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of ATM revenues:
Cost of ATM service revenues	70.5	72.5	73.4	68.7	72.7
Cost of ATM product sales	17.8	3.6	1.9	5.0	0.8

Total cost of ATM revenues	88.3	76.1	75.4	73.7	73.5
Cost of other revenues	3.1	8.4	4.5	5.9	2.8

Total cost of revenues (exclusive of depreciation shown separately above)	91.4	84.5	79.9	79.5	76.3

Gross profit	8.6	15.5	20.1	20.5	23.7

Operating expenses:
Selling, general and administrative expenses	10.9	8.9	6.5	6.1	13.3
Depreciation and accretion expense	2.1	2.4	3.3	3.9	3.6
Amortization expense	1.2	2.4	3.5	3.6	3.4

Total operating expenses	14.3	13.7	13.3	13.7	20.4

Income (loss) from operations	(5.7)	1.8	6.8	6.8	3.3
Other expenses:
Interest expense	1.1	1.3	3.0	1.7	1.3
Other	—	0.1	0.1	—	0.1

Total other expenses	1.1	1.4	3.1	—	1.4

Income (loss) before income taxes	(6.7)	0.4	3.7	5.1	1.9
Income tax provision (benefit)	(2.2)	0.2	1.4	1.9	0.6

Income (loss) before cumulative effect of change in accounting principle	(4.5)	0.2	2.3	3.2	1.3
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit	—	—	0.1	0.6	—

Net income (loss)	(4.5)%	0.2%	2.2%	2.6%	1.3%

Key Operating Metrics

      The following table sets forth, for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, information concerning key measures we rely on to gauge our operating performance, including total surcharge-bearing transactions, surcharge-bearing transactions per ATM and gross profit and gross profit margin per surcharge-bearing transaction:

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Average number of ATMs	5,174	7,417	10,662	8,931	11,971
Total transactions (in thousands)	19,865	36,212	64,605	11,138	19,778
Monthly total transactions per ATM	320	407	505	416	551
Total surcharge-bearing transactions (in thousands)	16,027	28,978	48,778	8,767	14,751
Monthly surcharge-bearing transactions per ATM	258	326	381	327	411
Per surcharge-bearing transaction:
Surcharge revenues	$1.49	$1.42	$1.43	$1.44	$1.45
Interchange revenues	0.54	0.57	0.60	0.57	0.61
Other transaction revenues(1)	0.10	0.06	0.07	0.05	0.08

Total transaction revenues	$2.13	$2.05	$2.10	$2.06	$2.14
Cost of transaction revenues	1.98	1.72	1.66	1.62	1.61

Transaction gross profit	$0.15	$0.33	$0.44	$0.45	$0.52
Transaction gross profit margin	7.0%	16.1%	20.8%	21.8%	24.3%

(1)	Other transaction revenues consist of check cashing fees, miscellaneous monthly fees due under some of our merchant contracts and warranty fees.

Three Months Ended March 31, 2004 and March 31, 2003

      Revenues. Total revenues increased $12.4 million, or 60.1%, to $33.2 million for the three months ended March 31, 2004, from $20.7 million for the same period in 2003. Total revenues comprise:

•	ATM revenues, which include:

•	ATM service revenues — revenues from ATM transaction fees; and

•	ATM product sales — revenues from sales of ATMs in connection with our merchant-owned arrangements; and

•	other revenues — revenues from sales of equipment in connection with our master VAR designation with NCR.

      ATM revenues increased $12.6 million, or 65.1%, to $31.8 million for the three months ended March 31, 2004, from $19.3 million for the same period in 2003. ATM service revenues accounted for approximately 95.0% of our total revenues in the three months ended March 31, 2004, compared to 87.6% in the same period in 2003. The two main components of ATM service revenues are surcharge fees and interchange fees. In the three months ended March 31, 2004, surcharge fees accounted for 64.4% of our total revenues, compared to 61.0% in the same period in 2003. Interchange fees accounted for 27.1% of our total revenues in the three months ended March 31, 2004, compared to 24.3% in the same period in 2003, due largely to our decreasing focus on the sale of ATMs to smaller merchants. The remaining portion of ATM service revenues is composed of branding revenues, which accounted for 1.2% of our total revenues in the three months ended March 31, 2004, and revenues from a variety of individually insignificant sources that together accounted for less than 2.3% of our total revenues in the three months ended March 31, 2004. The portion of our total revenues derived from ATM product sales was less than 1.1% in the three months ended March 31, 2004, compared to 5.6% in the same period in 2003, due largely to our decreasing focus on the sale of ATMs to smaller merchants. The growth in ATM revenues resulted primarily from increased ATM transaction volume and the ATM service revenues associated with the acquisition of several ATM networks, including XtraCash (February 2003), National Bank Equipment (May 2003), American Express (August 2003), and the award of a new contract by ExxonMobil (May 2003). Of the $12.4 million increase in total revenues, $10.6 million was attributable to new network acquisitions and $1.4 million was attributable to the new ExxonMobil contract.

      Transactions on which we charged a surcharge fee, or surcharge-bearing transactions, increased 68.3% to 14.8 million transactions in the three months ended March 31, 2004, from 8.8 million transactions in the same period in 2003. This growth in transaction volume was driven largely by a 28.8% increase in the number of ATMs that we owned or operated at March 31, 2004, from 9,325 ATMs at March 31, 2003 to 12,009 at March 31, 2004. While surcharge revenue and interchange revenue per transaction remained relatively unchanged from the three months ended March 31, 2003 to the same period in 2004, surcharge-bearing transactions per ATM increased with the increase in the number and percentage of ATMs we operate under turnkey arrangements. ATMs under turnkey arrangements are typically placed in locations that generate higher than average transaction volumes. ATMs added through acquisitions and internal growth included 1,962 under turnkey and merchant-assisted arrangements and 801 under merchant-owned arrangements.

      Revenue per surcharge-bearing transaction is largely a function of the surcharge fee, which varies by location. We expect surcharge fees per surcharge-bearing transaction to remain relatively flat in the near-term. We believe that interchange fees will also remain stable in the near-term, meaning that interchange revenues per surcharge-bearing transaction will likewise remain generally constant. In the future, we expect that surcharge fees and interchange fees will continue to make up the bulk of our ATM service revenues, and that ATM service revenues will continue to compose a substantial portion of our ATM revenues and total revenues. Revenues from ATM product sales should continue to decrease as a percentage of ATM and total revenues as we continue to focus heavily on the sale of ATM services to large operators of retail chains, shopping malls and other facilities. As a percentage of ATM service revenues, we expect revenues from branding arrangements to increase over time due to our increasing focus on this opportunity. While we expect revenues from branding to increase in the future, they will continue to make up a small portion of our ATM service, ATM and total revenues. Surcharge revenues may decline slightly as a percentage of ATM and total revenues if and when we decide to increase our participation in surcharge-free networks, but we would expect such declines to be offset by network branding fees earned as a result of our participation. We expect that the portion of ATM service revenues from sources other than surcharge, interchange and branding fees will continue to decline, but should also be offset by increases in branding revenues.

      Other revenues decreased $110,000, or 7.8%, to $1.3 million for the three months ended March 31, 2004, from $1.4 million for the same period in 2003. This decrease resulted from a decrease in the amount of equipment sold by us to our associate VARs because we chose to cease doing business with some of them due to credit concerns.

      Cost of revenues. Total cost of revenues increased $8.8 million, or 53.7%, to $25.3 million for the three months ended March 31, 2004, from $16.5 million for the same period in 2003.

      Cost of ATM revenues increased $9.1 million, or 59.8%, to $24.4 million for the three months ended March 31, 2004, from $15.3 million for the same period in 2003. Cost of ATM revenues comprises cost of ATM service revenues and cost of ATM product sales. Cost of ATM service revenues represented 95.3% of total cost of revenues in the three months ended March 31, 2004, compared to 86.4% in the same period in 2003. In the three months ended March 31, 2004, the largest component of cost of ATM service revenues, merchant fees, increased $4.0 million, or 55.7%, to $11.2 million, from $7.2 million for the same period in 2003, and accounted for 44.2% of total cost of revenues. This increase was the result of the merchant fees paid with respect to the 2,684 additional ATMs we operated at March 31, 2004 compared to March 31, 2003. Two other primary components of the cost of ATM service revenues, cost of cash and armored courier fees, increased $2.3 million, or 110.0%, to $4.4 million for the three months ended March 31, 2004, from $2.1 million for the same period in 2003, and accounted for 17.4% of total cost of revenues. On an absolute basis, this increase primarily resulted from the increase in the number of ATMs we operated. Of the $8.8 million increase in total costs of revenues, $8.3 million was attributable to new network acquisitions, $1.0 million was attributable to the new ExxonMobil contract and those increases are offset by reductions in expenses in other ATM groups.

      On a per surcharge-bearing transaction basis, merchant fees decreased 6.0%, from $0.82 in the three months ended March 31, 2003 to $0.76 in the three months ended March 31, 2004. This was primarily the result of a continuing shift in the mix of ATMs we operate to more turnkey and merchant-assisted arrangements, in which merchant fees are typically lower than under merchant-owned arrangements. The other components of cost of ATM service revenues increased on a per surcharge-bearing transaction basis largely as a result of the increase in the proportion of our ATMs operated under turnkey arrangements, where we retain almost total operational responsibility, as compared to merchant-owned arrangements, under which the merchant bears many of the operational responsibilities. These increases were partially offset by more favorable pricing from our vendors as a result of our increased size. Although we incur higher operating costs in connection with our turnkey arrangements, these costs are typically offset by the lower merchant fees on a per-transaction basis paid under turnkey arrangements.

      Our recent trend toward lower merchant fees on a per surcharge-bearing transaction basis will continue to the extent our acquisitions result in increases in the number and percentage of our ATMs operated under turnkey arrangements. These decreases in merchant fees on a per surcharge-bearing transaction basis, together with better pricing from our vendors, should offset the increase on a per surcharge-bearing transaction basis in other items composing cost of ATM service revenues that we expect as a result of this shift in the mix of our ATMs. However, to the extent we acquire networks with substantial numbers of non-turnkey arrangements, this trend could be obscured.

      Cost of other revenues decreased $288,000, or 23.7%, to $0.9 million for the three months ended March 31, 2004, from $1.2 million for the same period in 2003. This decrease resulted primarily from the decrease in equipment sales in the period as we placed less emphasis on these sales.

      Gross profit. Gross profit represented 23.7% of total revenues for the three months ended March 31, 2004, compared to 20.5% for the same period in 2003. Gross profit as a percentage of total revenues increased primarily due to higher margins from acquired turnkey ATMs and negotiated reductions in operating costs due to our increased size and scope. While revenues and costs per transaction may fluctuate depending on the type of arrangement and geographic location, our primary focus is on increasing ATM gross profit per transaction and ATM gross profit margin. We expect the trend toward higher margins and reduced operating costs on a per transaction basis to continue. Turnkey arrangements typically result in higher margins as the fees paid to merchants are lower than under other types of arrangements. The number and percentage of ATMs operated under turnkey arrangements in the future will fluctuate based on the mix of ATMs we add through internal growth and acquisitions. Our historical operating metrics reflect our ability to drive down per transaction costs by increasing transaction volume, and we expect this trend to continue. Specifically, our costs per surcharge-bearing transaction have been reduced as a result of (1) better pricing for processing, maintenance, communications, armored courier and cash management services with increased transaction volume and size, and (2) our ability to grow the business with minimal incremental fixed costs.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased $3.1 million or 247.4%, to $4.4 million for the three months ended March 31, 2004, from $1.3 million for the same period in 2003. This increase was primarily due to our payment of $2.0 million in connection with taxes resulting from an equity compensation agreement. The addition of employees and related expenses necessary to support our growth, as well as personnel and expenses associated with the offering, also contributed to the increase in expenses in the three months ended March 31, 2004. We expect that this trend toward higher selling, general and administrative expenses will continue in the near term as we

(1) add additional personnel to manage incremental growth and perform the administrative activities required of a public company and (2) incur increased accounting and legal costs as a result of being a public company.

      Depreciation and accretion expense. Depreciation of property and equipment increased $369,000, or 47.3%, to $1.1 million for the three months ended March 31, 2004, from $779,000 for the same period in 2003. Depreciation of property and equipment increased due to capital expenditures associated with our acquisition of several ATM networks, increases in ATMs deployed through internal growth initiatives, the replacement of ATMs under expired operating leases and the increase in the proportion of our ATMs operated under turnkey arrangements as compared to merchant-owned arrangements. In the future, we expect that our depreciation expense will grow in proportion to the increase in the number of ATMs we own.

      Amortization expense. Amortization of intangible assets (primarily merchant contracts acquired in acquisitions) increased $392,000, or 52.3%, to $1.1 million for the three months ended March 31, 2004, from $751,000 for the same period in 2003. Amortization of intangible assets represented 3.5% of total revenues for the three months ended March 31, 2004, compared to 3.6% for the same period in 2003. Amortization of intangible assets increased due to an increase in overall intangible assets as a result of our acquisitions.

      Interest expense. Interest expense increased $178,000, or 51.3%, to $526,000 for the three months ended March 31, 2004, from $347,000 for the same period in 2003. The increase was attributable to additional outstanding amounts under our credit agreement. We expect our interest expense to decline after this offering due to our planned repayment of amounts outstanding under our existing credit agreement. However, we intend to replace our existing credit agreement with a new revolving credit facility concurrently with, or shortly after the consummation of this offering, and borrowings, if any, under such facility could cause our interest expense in future periods to match or exceed historical levels.

      Income tax provision (benefit). For 2004, our income tax provision was $192,000 compared to $393,000 for 2003. This decrease resulted from a decrease in taxable income in 2004 and a decrease in our effective tax rate.

      Cumulative effect of change in accounting principle, net of tax. For 2004, our cumulative effect of change in accounting principle was $0, compared to $134,000 in 2003. This increase resulted from the adoption of FAS 143 as of January 1, 2003.

Years Ended December 31, 2003 (2003) and December 31, 2002 (2002)

      Revenues. Total revenues increased $41.7 million, or 60.6%, to $110.4 million for 2003, from $68.8 million for 2002. ATM revenues increased $42.4 million, or 68.2%, to $104.7 million for 2003, from $62.2 million for 2002. ATM service revenues accounted for approximately 92.7% of our total revenues in 2003, compared to 86.3% in 2002. The two main components of ATM service revenues are surcharge fees and interchange fees. In 2003, surcharge fees accounted for 63.3% of our total revenues, compared to 59.8% in 2002. Interchange fees accounted for 26.3% of our total revenues in 2003, compared to 24.0% in 2002. The remaining portion of ATM service revenues is composed of branding revenues, which accounted for less than 1.0% of our total revenues in 2003, and revenues from a variety of individually insignificant sources that together accounted for less than 2.2% of our total revenues in 2003. The portion of our total revenues derived from ATM product sales was less than 2.1% in 2003, compared to 4.1% in 2002. The growth in ATM revenues resulted primarily from increased ATM transaction volume and the ATM service revenues associated with the acquisition of several ATM networks, including Diebold (September 2002), XtraCash (February 2003), National Bank Equipment (May 2003), American Express (August 2003), and the award of a new contract by ExxonMobil (May 2003). Of the $41.7 million increase in total revenues, $25.4 million was attributable to new network acquisitions, $3.5 million was attributable to the new ExxonMobil contract and $12.7 million was attributable to other internal growth and the effect of a full year’s results and growth from prior year acquisitions.

      Surcharge-bearing transactions increased 68.3% to 48.8 million transactions in 2003, from 29.0 million transactions in 2002. This growth in transaction volume was driven largely by a 44.9% increase in the number of ATMs that we owned or operated at year-end, from 8,298 ATMs in 2002 to 12,021 in 2003. While surcharge revenue and interchange revenue per transaction remained relatively unchanged from 2002 to 2003, surcharge-bearing transactions per ATM increased with the increase in the number and percentage of ATMs we operate under turnkey arrangements. ATMs added through acquisitions and internal growth included 2,993 under turnkey and merchant-assisted arrangements and 730 under merchant-owned arrangements.

      Other revenues decreased $770,000, or 11.8%, to $5.8 million for 2003, from $6.5 million for 2002. This decrease was primarily the result of a decrease in the number of associate VARs to whom we sold products. This reduction in the number of associate VARs resulted from several factors, including the promotion by NCR of several associate VARs to master VAR status, meaning those entities no longer needed to buy products through us because they could buy directly from NCR, the increased sales efforts of these new master VARs directed at some of our existing associate VARs, and our decision to cease doing business with some of our associate VARs due to credit concerns.

      Cost of revenues. Total cost of revenues increased $30.1 million, or 51.7%, to $88.2 million for 2003, from $58.1 million for 2002.

      Cost of ATM revenues increased $30.9 million, or 59.0%, to $83.2 million for 2003, from $52.4 million for 2002. Cost of ATM revenues comprises cost of ATM service revenues and cost of ATM product sales. Cost of ATM service revenues represented 92.0% of total cost of revenues in 2003, compared to 85.8% in 2002. In 2003, the largest component of cost of ATM service revenues, merchant fees, increased $9.7 million, or 34.2%, to $38.0 million, from $28.3 million for 2002, and accounted for 43.1% of total cost of revenues. This increase was the result of the merchant fees paid with respect to the 3,723 additional ATMs we operated in 2003 compared to 2002. Two other primary components of the cost of ATM service revenues, cost of cash and armored courier fees, increased $6.2 million, or 89.6%, to $13.1 million for 2003, from $6.9 million for 2002, and accounted for 14.8% of total cost of revenues. On an absolute basis, this increase primarily resulted from the increase in the number of ATMs we operated. Of the $30.1 million increase in total costs of revenues, $19.5 million was attributable to new network acquisitions, $2.2 million was attributable to the new ExxonMobil contract and $8.4 million was attributable to other internal growth and the effect of a full year’s results and growth from prior year acquisitions.

      On a per surcharge-bearing transaction basis, merchant fees decreased 20.2%, from $0.98 in 2002 to $0.78 in 2003. This was primarily the result of a shift in the mix of ATMs we operate to more turnkey and merchant-assisted arrangements, in which merchant fees are typically lower than under merchant-owned arrangements. The other components of cost of ATM service revenues increased on a per surcharge-bearing transaction basis largely as a result of the increase in the proportion of our ATMs operated under turnkey arrangements, where we retain almost total operational responsibility, as compared to merchant-owned arrangements, under which the merchant bears many of the operational responsibilities. These increases were partially offset by more favorable pricing from our vendors as a result of our increased size.

      Cost of other revenues decreased $802,000, or 13.9%, to $5.0 million for 2003, from $5.8 million for 2002. This decrease resulted primarily from the decrease in equipment sales in the period as we placed less emphasis on these sales.

      Gross profit. Gross profit represented 20.1% of total revenues for 2003, compared to 15.5% for 2002. Gross profit as a percentage of total revenues increased primarily due to higher margins from acquired turnkey ATMs and negotiated reductions in operating costs due to our increased size and scope.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.1 million or 17.7%, to $7.2 million for 2003, from $6.1 million for 2002. These expenses increased primarily due to the addition of employees and related expenses necessary to support our growth. Although we have historically added very few employees in connection with our acquisitions of ATM networks, the overall growth in the size and scope of our operations over the last several years has required us to add some additional personnel. The increase in selling, general and administrative expenses in 2003 primarily reflects the addition of our new chief executive officer, the transition period of four and a half months where the new and old chief executive officers overlapped and expenses related to stock compensation awards made in connection with his hiring. Our future operating results will reflect the additions in early 2004 of our chief financial officer, Chris Brewster, and one additional officer.

      Depreciation and accretion expense. Depreciation of property and equipment increased $2.0 million, or 120.1%, to $3.6 million for 2003, from $1.6 million for 2002. Depreciation of property and equipment increased due to capital expenditures associated with our acquisition of several ATM networks, increases in ATMs deployed through internal growth initiatives, the replacement of ATMs under expired operating leases and the increase in the proportion of our ATMs operated under turnkey arrangements as compared to merchant-owned arrangements. In 2003, we began recognizing an accretion expense to offset the increasing value of liability associated with expected future cash outflows for expected equipment deinstallation, as required by SFAS 143.

      Amortization expense. Amortization of intangible assets (primarily merchant contracts acquired in acquisitions) increased $2.2 million, or 134.1%, to $3.8 million for 2003, from $1.6 million for 2002. Amortization of intangible assets represented 3.5% of total revenues for 2003, compared to 2.4% for 2002. Amortization of intangible assets increased due to an increase in overall intangible assets as a result of our acquisitions.

      Interest expense. Interest expense increased $2.5 million, or 279.7%, to $3.3 million for 2003, from $881,000 for 2002. The increase was attributable to additional outstanding amounts under our credit agreement. In addition, a significant portion of the increase was related to our write-off of prior loan origination costs in conjunction with negotiated increases in our borrowing base in 2003.

      Income tax provision (benefit). For 2003, our income tax provision was $1.5 million compared to $154,000 for 2002. This increase resulted from an increase in taxable income in 2003, partially offset by a decrease in our effective tax rate.

      Cumulative effect of change in accounting principle, net of tax. For 2003, our cumulative effect of change in accounting principle was $134,000, compared to $0 in 2002. This increase resulted from the adoption of FAS 143 as of January 1, 2003.

Years Ended December 31, 2002 (2002) and December 31, 2001 (2001)

      Revenues. Total revenues increased $23.7 million, or 52.6%, to $68.8 million for 2002, from $45.1 million for 2001. ATM revenues increased $18.8 million, or 43.2%, to $62.2 million for 2002, from $43.5 million for 2001. ATM service revenues accounted for approximately 86.3% of our total revenues in 2002, compared to 75.9% in 2001. The two main components of ATM service revenues are surcharge fees and interchange fees. In 2002, surcharge fees accounted for 59.8% of our total revenues, compared to 53.1% in 2001. Interchange fees accounted for 24.0% of our total revenues in 2002, compared to 19.4% in 2001. The remaining portion of ATM service revenues is composed of revenues from a variety of individually insignificant sources that together accounted for less than 2.6% of our total revenues in 2002. The portion of our total revenues derived from ATM product sales was less than 4.2% in 2002, compared to 20.5% in 2001, primarily as a result of our shift in focus away from merchant-owned arrangements. The growth in ATM revenues resulted primarily from increased transaction volume and ATM service revenues associated with the acquisition of several ATM networks from Diebold (September 2002), McLane FSP (June and September 2001), and the award of a new contract by Circle K (mid 2002). Of the $23.7 million increase in total revenues, $3.1 million was attributable to new network acquisitions, $1.6 million was attributable to the new Circle K contract and $19.0 million was attributable to other internal growth and the effect of a full year’s results and growth from prior year acquisitions.

      Surcharge-bearing transactions increased 80.8% to 29.0 million transactions in 2002, from 16.0 million transactions in 2001. This growth in transaction volume was driven largely by a 23.7% increase in the number of ATMs that we owned or operated at year-end, from 6,707 ATMs in 2001 to 8,298 in 2002. While surcharge revenue and interchange revenue per transaction remained relatively unchanged from 2001 to 2002, surcharge-bearing transactions per ATM increased with the increase in the number and percentage of ATMs we operate under turnkey arrangements. ATMs added through acquisitions and internal growth included 1,630 under turnkey arrangements, with a decrease of 39 in the number of ATMs operated under merchant-owned arrangements.

      Other revenues increased $4.9 million, or 306.3%, to $6.5 million for 2002, from $1.6 million for 2001. This increase resulted primarily from an increase in the amount of equipment sold by us to our associate VARs.

      Cost of revenues. Total cost of revenues increased $16.9 million, or 41.0%, to $58.1 million for 2002, from $41.2 million for 2001.

      Cost of ATM revenues increased $12.6 million, or 31.5%, to $52.4 million for 2002, from $39.8 million for 2001. Cost of ATM revenues comprises cost of ATM service revenues and cost of ATM product sales. Cost of ATM service revenues represented 85.8% of total cost of revenues in 2002, compared to 77.1% in 2001. In 2002, the largest component of cost of ATM service revenues, merchant fees, increased $9.0 million, or 46.8%, to $28.3 million, from $19.3 million for 2001, and accounted for 48.7% of total cost of revenues. This increase was the result of the merchant fees paid with respect to the 1,591 additional ATMs we operated in 2002 compared to 2001. Two other primary components of the cost of ATM service revenues, cost of cash and armored courier fees, increased $3.1 million, or 81.7%, to $6.9 million for 2002, from $3.8 million for 2001, and accounted for 11.9% of total cost of revenues. On an absolute basis, this increase primarily resulted from the increase in the number of turnkey ATMs we operated. Of the $16.9 million increase in total cost of revenues, $1.8 million was attributable to new network acquisitions, $1.2 million was attributable to the new Circle K contract and $13.9 million was attributable to other internal growth and the effect of a full year’s results and growth from prior year acquisitions.

      On a per surcharge-bearing transaction basis, merchant fees decreased 18.3%, from $1.20 in 2001 to $0.98 in 2002. This was primarily the result of a shift in the mix of ATMs we operate to more turnkey and merchant-assisted arrangements, in which merchant fees are typically lower, and less merchant-owned arrangements. The other components of cost of ATM service revenues increased on a per surcharge-bearing transaction basis largely as a result of the increase in the proportion of our ATMs operated under turnkey arrangements, where we retain almost total operational responsibility, as compared to merchant-owned arrangements, under which the merchant bears many of the operational responsibilities. These increases were partially offset by more favorable pricing from our vendors as a result of our increased size.

      Cost of other revenues increased $4.4 million, or 309.2%, to $5.8 million for 2002, from $1.4 million for 2001. This increase resulted primarily from the increase in equipment sales in the period.

      Gross profit. Gross profit represented 15.5% of total revenues for 2002, compared to 8.6% for 2001. Gross profit as a percentage of total revenues increased primarily due to higher margins from acquired turnkey ATMs and negotiated reductions in operating costs due to our increased size and scope.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.2 million, or 24.7%, to $6.1 million for 2002, from $4.9 million for 2001. These expenses increased primarily due to the addition of employees and related expenses necessary to increase our infrastructure to support our growth.

      Depreciation and accretion expense. Depreciation of property and equipment increased $692,000, or 72.3%, to $1.6 million for 2002, from $957,000 for 2001. Depreciation of property and equipment increased due to capital expenditures associated with our acquisition of several ATM networks, increases in ATMs deployed through internal growth initiatives and the replacement of ATMs under expired operating leases.

      Amortization expense. Amortization of intangible assets increased $1.1 million, or 196.0%, to $1.6 million for 2002, from $554,000 for 2001. Amortization of intangible assets represented 2.4% of total revenues for 2002, compared to 1.2% for 2001. Amortization of intangible assets increased due to an increase in overall intangible assets as a result of our acquisitions.

      Interest expense. Interest expense increased $403,000, or 84.4%, to $881,000 for 2002, from $478,000 for 2001. The increase was attributable to additional amounts outstanding under our credit agreement.

      Income tax provision (benefit). For 2002, our income tax provision was $154,000 compared to an income tax benefit of $1.0 million for 2001 because of the increase in net income over the period.

Liquidity and Capital Resources

Statement of Cash Flow

      The following table sets forth information from our statement of cash flow for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004.

	Years Ended December 31,			Three Months
				Ended
	2001	2002	2003	March 31, 2004

				(Unaudited)

	(In thousands)
Net cash provided by (used in) operating activities	$(1,929)	$4,491	$21,629	$5,651
Net cash used by investing activities	(7,496)	(15,023)	(29,664)	(4,024)
Net cash provided by financing activities	12,066	10,741	10,404	476

      We have historically funded our operations through cash flow from operations and private placements of equity securities, as well as through borrowings under our credit facilities. We have historically used cash to invest in additional operating ATMs, either through the acquisition of ATM networks or through internally generated growth. We have also used cash to fund increases in working capital and to pay interest, and repay principal, on our borrowings.

      At December 31, 2003 and March 31, 2004, we had cash and cash equivalents totaling $5.6 million and $7.7 million, respectively.

      Net cash provided by operating activities was $5.7 million for the three months ended March 31, 2004. Other liabilities increased by $3.1 million in the period largely as a result of the deferral of a prepayment to us associated with one of our vendor contracts that must be recognized over the life of the contract term. Net cash provided by operating activities was $21.6 million for the year ended December 31, 2003. Accounts payable and accrued and other liabilities increased $8.6 million in the period largely as a result of the increase in the number of ATMs we own. Net cash provided by operating activities was $4.5 million for the year ended December 31, 2002 and net cash used in operating activities was $1.9 million for the year ended December 31, 2001. During the year ended December 31, 2002, net cash provided by operating activities was primarily used for the payment of accounts payable and funding our internal growth. During the year ended December 31, 2001, net cash used in operating activities was primarily used to fund our internal growth.

      Net cash used in investing activities was $4.0 million for the three months ended March 31, 2004 and $29.7 million for the year ended December 31, 2003. We used net cash of $15.0 million for the year ended December 31, 2002 and $7.5 million for the year ended December 31, 2001. During each of these periods, substantially all cash used in investing activities was used to acquire eight ATM networks, to make capital expenditures related to such acquisitions and to install additional ATMs in connection with acquired merchant relationships. Total capital expenditures were $4.0 million for the three months ended March 31, 2004, $30.0 million for the year ended December 31, 2003, $15.0 million for 2002 and $7.5 million for 2001. We currently have no material purchase commitments, but we continually evaluate opportunities to acquire additional ATM networks.

      In future periods, we expect to make capital expenditures to convert our ATMs to Triple DES compliant. We have budgeted $15.0 million to accomplish the Triple DES conversion on all of our ATMs by the end of 2007. Of this total, we anticipate spending $5.0 million in 2004. In addition, we may be required to make additional capital expenditures in future periods to comply with anticipated new ADA regulations concerning the accessibility of ATMs by disabled persons. These new ADA regulations have not yet been finalized, and we are unable to estimate as of the date of this prospectus what resources may be required to comply with any ADA regulations to which we reasonably expect to be subjected. See “Risk Factors — We operate in a changing and unpredictable regulatory environment” and “Business — Government and Industry Regulation.”

      Net cash provided by financing activities was $476,000 for the three months ended March 31, 2004, substantially all of which was provided by the repayment of stock subscriptions receivable in the first quarter 2004. Net cash provided by financing activities was $10.4 million for the year ended December 31, 2003, $10.7 million for 2002 and $12.1 million for 2001. During the year ended December 31, 2001, substantially all cash provided by financing activities resulted from our issuances of long-term debt and preferred stock. The amounts raised from these activities were offset by our repurchase of common stock in connection with The CapStreet Group’s initial investment in us. During the years ended December 31, 2002 and 2003, substantially all cash provided by financing activities resulted from our issuances of additional long-term debt, offset, in each period, by our repayments of other long-term debt and capital leases.

      As of December 31, 2003 and March 31, 2004, we owed to third parties approximately $31.4 million aggregate principal amount under capital lease obligations and our credit agreement.

      We believe that our cash on hand and our current credit agreement would be sufficient to meet our working capital requirements and contractual commitments until at least December 31, 2004. We expect to fund our working capital needs from revenues generated from our operations. We may need additional financing if we expand faster than planned, need to respond to competitive pressures or acquire additional ATM networks.

      If we raise additional funds through the sale of equity or convertible debt securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, that have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Our Credit Agreement

      As of March 31, 2004, we had a credit agreement with a syndicate of banks led by BNP Paribas that allows us to borrow up to an aggregate of $65.0 million. This credit agreement consists of a $7.5 million revolving facility, a $42.5 million term loan and a $15.0 million acquisition facility. The revolving facility and the acquisition facility mature in August 2008 and the term loan matures in July 2008. Borrowings under this credit agreement bear interest at a variable rate based upon LIBOR or prime rate, at our option. At March 31, 2004, the weighted average interest rate on our borrowings was approximately 5.12%. Borrowings are secured by a lien on substantially all of our assets and contain customary covenants and events of default. As of March 31, 2004, we had $31.4 million of outstanding indebtedness under our credit agreement.

      We intend to repay $31.4 million of our outstanding indebtedness with the estimated net proceeds of this offering. Please see “Use of Proceeds.” Concurrent with the completion of this offering we expect to replace our existing credit agreement with a new revolving credit facility with a syndicate of banks led by BNP Paribas and Bank of America, N.A. which will provide aggregate credit of up to $105.0 million to be used for working capital and general corporate purposes, which may include acquisitions. Borrowing under this credit facility will bear interest at a variable rate based upon LIBOR or prime rate, at our option.

Commitments

      The following table and discussion reflect our significant contractual obligations and other commercial commitments as of March 31, 2004:

Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter

	(In thousands)
Long-term debt	$31,371	—	$6,123	$7,438	$13,812	$3,998	—
Capital lease obligations	32	$32	—	—	—	—	—
Operating lease obligations	10,653	3,468	3,251	2,666	708	264	$264

Total contractual cash obligations	$42,056	$3,500	$9,374	$10,104	$14,520	$4,262	$264

      We intend to use approximately $31.4 million of the estimated net proceeds from this offering to repay outstanding indebtedness and $22.8 million to redeem our outstanding redeemable preferred securities. We expect that we will be able to fund our remaining obligations and commitments with cash flow from operations. To the extent we are unable to fund these obligations and commitments with cash flow from operations, we intend to fund these obligations and commitments with proceeds from borrowings under our new revolving credit facility or future debt or equity financings.

Effects of Inflation

      Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of tangible and intangible assets, are not affected by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.

Disclosure About Market Risk

      We transact business with merchants exclusively in the United States and receive payment for our services exclusively in U.S. dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

      Our interest expense and our cash rental expense are sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of our indebtedness earns interest at floating rates and our cash rental expense is based on market rates of interest. Vault cash outstanding at March 31, 2004 was $204.3 million. We pay rental fees on the average amount outstanding to our vault cash providers under a prime rate-based formula. Based on an average amount outstanding of $200 million, for every interest rate increase of 100 basis points, we would incur an additional $2 million of vault cash rental expense on an annualized basis. We do not currently engage in hedging strategies to protect ourselves from increasing interest rates, though we may do so in the future.

      We do not hold derivative financial or commodity instruments, nor engage in any foreign currency denominated transactions, and all of our cash and cash equivalents are held in money market and checking funds.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, or SFAS 143. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred and can be reasonably estimated. Companies are to capitalize such asset retirement costs as part of the carrying amount of the related long-

lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations will generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is to be recorded as an operating expense. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002, with initial application as of the beginning of the fiscal year. In our case, we adopted SFAS 143 for our 2003 fiscal year. The adoption of SFAS 143 resulted in the recognition of liabilities amounting to $1.6 million for contingent retirement obligations under certain merchant agreements (included in other long-term liabilities on our consolidated balance sheet), the recognition of asset retirement costs amounting to $1.6 million (included in property and equipment on our consolidated balance sheet), and the recognition of a charge for the cumulative effect of the change in accounting principle amounting to $134,000 (net of related income tax benefit of $80,000). Accretion expense related to liabilities for contingent retirement obligations (included in depreciation, amortization and accretion on our consolidated statement of operations) amounted to $162,000 for the twelve months ended December 31, 2003. At December 31, 2003, liabilities for contingent retirement obligations amounted to $3.0 million.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS 148. SFAS 148 amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the provisions of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results of operations. Certain of the disclosure modifications are required for interim and annual periods ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS 150. SFAS 150 requires that mandatorily redeemable financial instruments issued in the form of shares be classified as liabilities, and specifies certain measurement and disclosure requirements for such instruments. The provisions of SFAS 150 were effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on our financial statements.

THE ATM INDUSTRY

History of the ATM Industry

      The first ATMs in the United States were installed in the early 1970s and by 1980 approximately 18,500 ATMs were in use throughout the nation. These ATMs initially were located at financial institution branches. As of March 2003, there were estimated to be approximately 371,000 ATMs in the United States, the majority of which are located at non-bank locations according to ATM&Debit News.

      Early in the development of the ATM industry, regional and national electronic authorization data networks, or EFT networks, connected ATMs to financial institutions that were members of a particular EFT network. Regional EFT networks in different parts of the United States were not electronically connected to each other. For example, customers of a bank in New York could not travel to Los Angeles and access their cash at an ATM because the networks serving New York and Los Angeles were not connected. During the 1990s, many regional EFT networks merged or entered into reciprocal processing agreements with other networks, which helped to increase ATM usage and spur consumer demand for ATM services.

      Although ATMs were originally located only at financial institution branches, they soon began to appear in a variety of off-premise locations, such as convenience stores, supermarkets, drug stores, shopping malls, hotels and airports. Deployment of off-premise ATMs, however, was impeded by the prevailing strategy among financial institutions not to charge their cardholders surcharge fees for the convenience of accessing their financial institution accounts at non-financial institution locations. Until 1996, most EFT networks did not allow surcharge fees for ATM transactions that were routed over their networks. However, beginning in that year, the two largest EFT networks, Cirrus and Plus, began to allow surcharge fees and other networks followed. Surcharging revenue made the deployment of off-premise ATMs economically feasible and attractive for non-financial institutions. Following this shift, the number of off-premise ATMs in the United States grew at a rapid pace.

A Typical ATM Transaction

      A typical ATM transaction involves the withdrawal of cash from an ATM. The cardholder presents an ATM card, issued by his or her financial institution, at an ATM that may or may not be owned by the same financial institution. The cardholder then enters a personal identification number, or PIN, to verify identity, the cardholder’s account is checked for adequate funds and, if everything is satisfactory, cash is dispensed. All of these communications are routed across one or more EFT networks that electronically connect ATMs and financial institutions and allow transactions to appear seamless and nearly instantaneous.

      When a cardholder withdraws cash from an ATM that is not owned by the cardholder’s financial institution, there are two charges applied. The first charge is the surcharge fee paid by the cardholder for using the ATM. The second charge is an interchange fee that the EFT network charges the cardholder’s financial institution for routing a transaction over its network. This fee is divided between the EFT network routing the transaction and the ATM operator. Often, the cardholder’s financial institution also charges the cardholder a fee called a foreign fee for using an ATM not owned by that financial institution. This charge helps the financial institution defray the cost of the interchange fee it pays.

Developing Trends in the ATM Industry

      Financial Institution Outsourcing Opportunity. Our industry experience, vendor relationships and economy of scale advantages provide us with the opportunity to offer ATM services to financial institutions. Today, many financial institutions own significant networks of ATMs that serve as extensions of their branch networks and increase the level of service offered to their customers. Large ATM networks, however, are costly to operate and typically do not provide significant revenue for financial institutions. Large financial institutions typically incur a monthly operating expense of approximately $1,500 per off-premise ATM according to Dove Consulting Group, Inc. On average, large non-bank ATM operators are able to operate off-premise ATMs at an approximate cost of $1,000 per month according to Dove Consulting Group, Inc. We believe there is an opportunity for large non-bank ATM operators, such as us, to contract with financial institutions to manage their ATM networks. Such an outsourcing arrangement could reduce a financial institution’s operational costs while extending their customer service.

      Check 21 Opportunity. Recent legislation enacted by Congress, the “Check Clearing for the 21st Century Act,” provides a legal framework to facilitate the conversion of a deposited check into an electronic transaction, with electronic transmission of the image to the depository bank. When this image is received, a substitute check can be printed for traditional processing. Prior to this legislation, the acceptance of deposits at ATMs typically was limited to ATMs owned and operated by a given financial institution and required the daily retrieval and manual processing of the deposited items. The process of accepting deposits at ATMs was costly, subjected financial institutions to risk of fraud, and was not fully embraced by cardholders as an alternative to making deposits at financial institutions’ branch offices. We believe that the ability to convert checks deposited at ATMs into electronic transactions will further increase the use by cardholders of envelope-free, image-enabled, deposit-accepting ATMs that should be easier and more convenient for cardholders than depositing paper checks in envelopes. In addition, it should be less costly for financial institutions to provide this service to their customers. We expect financial institutions to begin to expand their ATM coverage to take advantage of this development, and that this may lead to increased branding by financial institutions of ATMs capable of converting deposits into electronic transactions.

BUSINESS

General

      We own and operate one of the largest networks of ATMs in the United States. On the date of this prospectus, our network included over 12,000 ATMs operating in all 50 states. For the three months ended March 31, 2004, our ATMs dispensed over $1.2 billion in cash and processed more than 19.8 million transactions. Our nationwide ATM network is strengthened by relationships with nationally known merchants in a variety of businesses. Amerada Hess, Circle K, Costco, Duane Reade, ExxonMobil, Mills Malls, Rite Aid Corporation, Sunoco, Walgreens and Winn-Dixie are among the 20 largest merchants in terms of revenues to whom we provide ATM management services. Our merchant customers operate high consumer traffic locations, such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls and in airports. Our merchant relationships are typically governed by multi-year contracts with initial terms of five years or more.

      Our revenue is recurring in nature and is primarily derived from ATM surcharge fees paid by cardholders and interchange fees paid by their financial institutions. Surcharge fees made up 63.3% of our total revenues in 2003, 59.8% of our total revenues in 2002 and 53.1% of our total revenues in 2001. Interchange fees made up 26.3% our total revenues in 2003, 24.0% of our total revenues in 2002 and 19.4% of our total revenues in 2001. We generate additional revenue by allowing financial institutions to brand our ATMs, resulting in added convenience for their customers and increased usage of our ATMs. Branding fees accounted for approximately 1.0% of our revenues in 2003, the first year in which we offered branding services. We provide our merchant customers with all of the services required to operate an ATM, which may include transaction processing, cash management, maintenance and monitoring. ATM product sales made up 2.1% of our total revenues in 2003, 4.1% of our total revenues in 2002 and 20.5% of our total revenues in 2001. We believe that our nationwide network of ATMs provides significant advantages that lower our operating costs. Our focus on customer service, together with our experience and size, has enabled us to develop and maintain relationships with leading national and regional merchants.

      We are the largest non-bank owner of ATMs with the fourth largest network, among banks and non-banks combined, of owned and managed ATMs as of September 2003, according to ATM&Debit News. During the three years ended December 31, 2003, our ATM network grew from approximately 3,300 to over 12,000 ATMs. From 2001 to 2003, the total number of annual transactions processed within our network increased from approximately 19.9 million to approximately 64.6 million.

Our Market Opportunity

      The ATM industry has undergone significant expansion in recent years, largely from growth in the number of off-premise ATMs. Off-premise ATMs are found at locations such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls, hotels and airports, offering a convenient alternative to obtaining cash from bank tellers or drive-through facilities. ATMs are the preferred method of obtaining cash among cardholders by a margin of eight to one over any other method according to Dove Consulting Group, Inc. Both merchants and their customers benefit from the presence of an ATM in a store. Merchants benefit from increased consumer traffic, reduced check writing and credit card processing fees, and merchant fees received from us, while cardholders benefit from increased access to their cash. As a result:

•	the number of off-premise ATMs operated in the United States grew from approximately 156,000 in March 2000 to approximately 238,000 in March 2003 according to ATM&Debit News;

•	the number of off-premise ATMs in the United States outnumbered banking branches by nearly three times (as of June 2003, there were 87,777 banking branches according to the FDIC); and

•	more than 64% of the ATMs in the United States were off-premise ATMs as of March 2003 according to ATM&Debit News.

      We believe significant opportunities exist in our industry for both internal and acquisition-driven growth for the following reasons:

•	Continued Industry Growth. We expect that the number of transactions at off-premise ATMs will continue to grow as cardholders take advantage of the convenience and added functionality of ATMs. According to Dove Consulting Group, Inc., approximately 77% of all ATM transactions are cash withdrawals, with the remainder representing other basic banking functions, such as balance inquiries, transfers and deposits. We believe significant opportunities exist for ATM owners and operators to provide advanced functionality, such as check cashing, off-premise deposits and withdrawals of cash from payroll cards, which will result in increased ATM usage. We anticipate that we will participate in this growth as our key merchants permit us to deploy and operate ATMs in more of their existing stores and in new store locations.

•	Financial Institution Opportunities. We believe that our large ATM network is attractive to financial institutions seeking to extend their brand and their service offerings to their customers. By branding our ATMs with their logos, financial institutions can interact with their customers more frequently, increase awareness of their brand and provide their customers increased service. In addition, while financial institutions have historically owned and operated most of their ATMs, we believe that some financial institutions are considering outsourcing certain ATM management functions. Celent Communications estimates that ATM operating costs exceeded $15.0 billion in North America in 2002, of which 14% was outsourced. Outsourced services include transaction processing, maintenance, currency management and various other services required to operate ATMs. Owners of ATMs can contract with multiple providers of these different services or a single provider who can provide multiple services on a bundled basis, either directly or through other providers. As financial institutions increasingly recognize the cost advantages of outsourcing and become more comfortable with third party service providers, we expect ATM outsourcing to increase. In addition, we believe ATM owners will increasingly opt for bundled outsourcing services, such as those offered by us, in order to simplify operations and lower costs. We believe that increased off-premise branding and the outsourcing of ATM management functions for financial institutions should provide us with substantial opportunities for additional long-term growth. In addition, we believe some financial institutions may seek to divest all or a portion of their off-premise ATMs, which could provide us with acquisition opportunities.

•	Industry Consolidation. The non-bank off-premise ATM industry remains fragmented, with the top ten operators accounting for only approximately 29% of the non-bank off-premise ATMs in the United States, according to ATM&Debit News. Some ATM operators may lack the operational scale and financial resources required to effectively compete with us and other operators of large ATM networks for business and growth opportunities, which may result in asset sales by ATM operators. We believe that the existing fragmented ownership and the potential for divestitures will lead to future consolidation and provide us with numerous acquisition opportunities.

Our Strengths

•	Nationwide network of leading merchants under multi-year contracts. Our focus on customer service, together with our acquisitions, experience and size, has enabled us to develop and expand relationships with national and regional merchants. We have established relationships with major merchants, including drug stores, such as Duane Reade and Walgreens; convenience stores, such as Circle K, ExxonMobil, Sunoco and Amerada Hess; supermarkets, such as The Kroger Co. and Winn-Dixie; membership warehouses, such as Costco; and shopping mall operators, such as Mills Malls. Our merchant contracts typically have an initial term of at least five years.

•	Low-cost operating structure. Our operating structure is efficient and we believe that it requires relatively low overhead costs when compared to other ATM operators. We outsource some functions, such as on-site maintenance and cash management, and can take advantage of our size and market position to obtain favorable pricing from our vendors.

•	Recurring and predictable revenue and operating cash flow. Our large base of ATMs is generally operated under multi-year contracts that provide us with a recurring and predictable source of transaction-based revenue. For the year ended December 31, 2003, we derived 92.3% of our total revenues from recurring ATM transaction and branding fees, and for the three months ended March 31, 2004, these sources of revenue accounted for 95.0% of our total revenues. Historically, we have experienced high renewal rates within our merchant customer base, which we believe are a result of our strong operating performance, our focus on customer service and our emphasis on building relationships with our merchant customers.

•	Proven ability to grow. We have grown through both internal growth initiatives and acquisitions.

•	Internal growth. Since the beginning of 2001, our number of operated ATMs has grown by 2,990. This growth has been achieved by deploying ATMs in our merchants’ existing locations that currently do not have an ATM, installing ATMs in new locations as these merchants expand, adding new merchants and entering into branding arrangements.

•	Acquisitions and integration. Since May 2001, we have acquired eight networks of ATMs. We typically integrate these acquisitions rapidly with reasonable associated costs and little or no increase in our number of employees in connection with the acquisitions. We can often reduce operating costs for acquired ATMs by taking advantage of our existing vendor contracts. As a result, we have often significantly improved the operating cash flow of our acquired networks of ATMs.

•	Exclusive focus on ATM industry. We believe we are the largest company in the United States, in terms of number of ATMs, exclusively focused on the ATM industry. Each of our three competitors that are larger than us have lines of businesses that extend beyond the ATM industry. Among companies focused exclusively on ATMs, we are three times larger than our next competitor, according to ATM&Debit News, and our ATMs account for approximately 5% of off-premise ATMs in the United States. We believe our success to date is largely attributable to our exclusive focus on generating maximum profitability at every ATM.

•	Industry leadership and experienced management team. We have a strong management team with over 50 years of financial services and payment processing-related experience. Our senior management team has developed extensive contacts and a leadership position in the industry. We believe this leadership role has helped us to attract new merchant customers and has provided us with increased acquisition opportunities.

Our Strategy

      Our strategy is to enhance our position as the leading non-bank owner and operator of ATMs in the United States. In order to execute this strategy we will endeavor to:

•	Increase penetration of our existing merchant base. We have three principal opportunities to increase the number of ATM sites with our existing merchants: first, by deploying ATMs in our merchants’ existing locations that currently do not have an ATM; second, by displacing existing ATM operators in our merchants’ other locations; and third, as our merchants open new locations, by installing ATMs in those locations.

•	Target additional leading merchants. We believe our expertise, national footprint and strong record of customer service, combined with our successful track record of working with leading merchants, positions us to successfully market to, and enter into long-term contracts with, other leading national and regional merchants.

•	Capitalize on opportunities with financial institutions. We believe we are strongly positioned to work with financial institutions to fulfill their ATM requirements. Our ATM services offered to financial institutions include branding our ATMs with their logos, managing their off-premise ATM networks or buying their off- premise networks in combination with branding arrangements.

•	Pursue acquisitions. We will continue to pursue acquisitions that complement our existing ATM network using our proven, disciplined acquisition and integration methodology. We pursue acquisitions that we believe will expand our network and increase our profitability. These acquisition efforts often involve assets which, if acquired, would have a material effect on our financial condition and results of operations.

Our Products and Services

      We own and operate our own ATMs and provide merchant customers with all of the services they require to operate their own ATMs. In connection with the operations of our or our customers’ ATMs, we generate revenue on a per-transaction basis from the surcharge fees charged to cardholders for the convenience of using ATMs and from interchange fees charged to such cardholders’ financial institutions for processing the ATM transactions. We also take advantage of the preferential pricing we receive from NCR due to our Master VAR status and resell equipment to smaller equipment resellers and others. During 2003, we processed approximately 48.8 million surcharge bearing ATM transactions, and we received interchange fees in connection with approximately 58.6 million transactions.

      We deploy and operate ATMs primarily under three types of arrangements: turnkey, merchant-owned and merchant-assisted. Differences in these arrangements include which party owns the ATM and the level of responsibility the merchant undertakes in operating the ATM. Under all of these types of arrangements, we typically enter into multi-year contractual relationships with a merchant. We pay the merchant a fee that depends on a variety of factors, including the type of arrangement for the ATM (i.e., turnkey, merchant-owned or merchant-assisted) and the number of transactions. In general, the greater the merchant’s responsibilities in owning and operating the ATM, the higher its fee will be on a per-transaction basis.

      The following table provides detail relating to the number of ATMs we owned and operated under our various arrangements as of March 31, 2004.

		Merchant-	Merchant-
	Turnkey	Owned	Assisted
	ATMs	ATMs	ATMs	Total

Number of ATMs	4,713	5,819	1,477	12,009
Percent of total ATMs	39.3%	48.4%	12.3%	100.0%
Average monthly surcharge transactions per ATM	655	276	331	431

•	Turnkey. Under a turnkey arrangement, we own or lease the ATM and are responsible for controlling substantially all aspects of its operation, including first and second line maintenance, arranging for cash, cash loading, supplies and telecommunications services. We pay a fee to the merchant customer on whose premises the ATM is located and are responsible for almost all of the expenses related to its operation.

•	Merchant-owned. Under a merchant-owned arrangement, the merchant owns the ATM and is responsible for its maintenance and most of the operating expenses. We provide all transaction processing services and, in some cases, retain responsibility for providing and loading cash.

•	Merchant-assisted. Merchant-assisted arrangements are a hybrid between turnkey and merchant-owned arrangements. We own or lease the ATM and provide transaction processing services, while the merchant typically is responsible for providing and loading cash for the ATM and first line maintenance.

      Recently, we have entered into arrangements with financial institutions to brand certain of our turnkey ATMs. A branding arrangement allows a bank to expand its geographic presence for a fraction of the cost of building a branch location, and typically for less than the cost of placing one of its own ATMs at that location, allowing a bank to rapidly increase its number of branded ATM sites and, defensively, prevent other financial institutions from entering into these locations. Under these arrangements, the branding bank’s customers are typically allowed to use the branded ATM without paying a surcharge fee to us. In return, we receive monthly fees on a per-ATM basis from the branding bank, while retaining our standard fee schedule for other cardholders using the branded ATM. In addition, we typically receive increased interchange revenue as a result of increased usage of our ATMs by the branding bank’s customers. We intend to pursue additional opportunities to enter into bank branding arrangements as part of our growth strategy. We currently have branding arrangements in place with two financial institutions. Another branding arrangement is our participation in Allpoint, a surcharge-free alliance. Cardholders of the financial institutions that are members of Allpoint can use our ATMs free of surcharges in exchange for Allpoint’s payment to us of a fixed monthly fee per cardholder included in the alliance. We have also allowed EFT networks to place signage on our ATMs for which we receive a fixed fee per ATM.

      We have found that the primary factor affecting transaction volume at a given ATM is its location. Our strategy in deploying our ATMs, particularly those placed under turnkey arrangements, is to identify and deploy ATMs at locations that provide high visibility and high transaction volume. Our experience has demonstrated that the following locations often meet these criteria: convenience stores and combination convenience stores and gas stations, grocery stores, airports and major regional and national retail outlets. We have entered into multi-year agreements with a number of merchants with these types of locations, including A&P, Amerada Hess, Bloomingdale’s, Circle K, Costco, Duane Reade, ExxonMobil, Giant, Kroger, R.H. Macy and Company, Inc. (Macy’s), Mills Malls, Rite Aid, Sears, Roebuck & Co. (Sears), Sunoco, Walgreens and Winn-Dixie. We believe that once a cardholder establishes a pattern of using a particular ATM, the cardholder will generally continue to use that ATM.

Sales and Marketing

      Our sales and marketing team focuses on developing new relationships with national and regional merchants and on building and maintaining relationships with our existing merchants. The team is organized into groups that specialize in marketing to specific merchant industry segments, which allows us to tailor our offering to the specific requirements of each merchant customer. Our sales and marketing team is composed of 12 employees, who receive a combination of incentive-based compensation and a base salary.

      In addition to targeting new business opportunities, our sales and marketing team supports our acquisition initiatives by building and maintaining relationships with newly acquired merchants. We seek to identify growth opportunities within each merchant account by analyzing the merchant’s sales at each of its locations, foot traffic and various demographic data to determine the best opportunities for new ATM placements. We also pursue branding and outsourcing opportunities with financial institutions to manage and operate their ATM networks.

Primary Vendor Relationships

      To maintain an efficient and flexible operating structure, we outsource certain aspects of our operations, including transaction processing, cash management and maintenance. Due to the number of ATMs we operate, we believe we have obtained favorable pricing terms from most of our major vendors. We contract for the provision of the services described below in connection with our operations.

      Transaction processing. We contract with and pay fees to third parties who process transactions originating from our ATMs. These processors communicate with the cardholder’s financial institution through an EFT network to obtain transaction authorization and settle transactions. These transaction processors include Star Systems, Fiserv and Genpass, with a majority of transactions being handled by Star Systems under a newly extended agreement that runs until August 31, 2007 and features pricing that provides discounts for higher transaction volumes.

      EFT network services. Our transactions are routed over various EFT networks, such as Star, Pulse, NYCE, Cirrus and Plus, to obtain authorization for a cash disbursement and provide account balances. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amount paid to us. We attempt to maximize the utility of our ATMs to cardholders by participating in as many EFT networks as practical.

      ATM equipment. We purchase substantially all of our ATMs from national manufacturers, including NCR, Diebold, Tidel Technologies Inc., and Triton Systems, Inc. The large quantity of ATMs that we purchase from these manufacturers enables us to receive favorable pricing and payment terms. In addition, we maintain close working relationships with these manufacturers in the course of our business, allowing us to stay informed regarding product updates and to minimize technical problems with purchased equipment. Under our turnkey arrangements, we deploy high quality, multi-function ATMs, typically purchased from NCR and Diebold. Under our merchant-assisted or merchant-owned arrangements, we deploy ATMs that are cost-effective and appropriate for the merchant. These are purchased from a variety of ATM vendors. Although we currently purchase a substantial majority of our ATMs from NCR, we believe our relationships with our other ATM suppliers are good and that we would be able to purchase the ATMs we require for our turnkey and merchant-assisted operations from other ATM manufacturers if we were no longer able to purchase ATMs from NCR.

      ATM maintenance. We typically contract with third-party service providers for the provision of on-site maintenance services. We have multi-year maintenance agreements with Diebold, NCR, Genpass and EFMARK.

      Cash management. We obtain cash to fill our turnkey, and in some cases merchant-owned, ATMs under arrangements with our cash providers, Palm Desert and First Bank & Trust. We pay a prime rate-based fee on the daily outstanding cash balance. As of March 31, 2004, we had $204.3 million in cash in our ATMs under these arrangements, with a majority of this cash provided by Palm Desert under a newly extended vault cash agreement that runs until March 31, 2006.

      Our cash providers also provide cash management services, which include reporting, armored courier coordination, cash ordering, cash insurance, reconciliation of ATM cash balances, ATM cash level monitoring and claims processing with armored couriers, financial institutions and processors.

      Cash replenishment. We contract with armored courier services to transport and transfer cash to our ATMs. We use leading armored couriers such as Brink’s Incorporated, Loomis, Fargo & Co., EFMARK Premium Armored Services, Inc. and Bantek West, Inc. Under these arrangements, the armored couriers pick up the cash in bulk and, using instructions received from our cash providers, prepare the cash for delivery to each ATM on the designated fill day. Following a predetermined schedule, the armored couriers visit each location on the designated fill day, load cash into each ATM by either adding additional cash into a cassette, or by swapping out the remaining cash for a new fully loaded cassette, and then balance the machine and provide cash reporting to the applicable cash provider.

Technology

      Our technology and operations platform consists of ATM equipment, ATM and internal network infrastructure, cash management and customer service. This platform is designed to provide our merchant customers with what we believe is a high quality suite of services.

      ATM equipment. We use ATMs from national manufacturers, including NCR, Diebold, Tidel Technologies and Triton Systems. The wide range of advanced technology available from these ATM manufacturers provides our merchant customers with advanced features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can perform basic functions, such as dispensing cash and displaying account information. Some of our ATMs are modular and upgradeable so they can be adapted to provide additional services in response to changing technology and consumer demand. For example, a portion of our ATMs can be upgraded to accept deposits through the installation of additional hardware and software components.

      ATM network. We place significant emphasis on providing quality service with a high level of security and minimal interruption. We have carefully selected support vendors to optimize the performance of our ATM network. In addition, our transaction processors provide sophisticated security analysis and monitoring 24 hours a day.

      Internal systems. Our internal systems include multiple layers of security to help protect them from unauthorized access. Protection from external sources is provided by the use of hardware and software-based security features that isolate our sensitive systems. We also use the most effective commercially available encryption technology to protect communications. On our internal network, we employ user authentication and anti-virus tools at multiple levels. These systems are protected by detailed security rules to limit access to all critical systems and, to our knowledge, our security systems have never been breached. Our systems components are directly accessible by a limited number of employees on a need-only basis. Our gateway connections to our EFT network service providers provide us with real-time access to transaction details, such as cardholder verification, authorization and funds transfer. We have installed these communications circuits with backup connectivity to help protect us from telecommunications problems in any particular circuit.

      We use custom software that continuously monitors the performance of the ATMs in our network, including details of transactions at each ATM and expenses relating to that ATM, including fees payable to the merchant. This software permits us to generate detailed financial information for each ATM location, allowing us to monitor each location’s profitability. We analyze transaction volume and profitability data to determine whether to continue operating at a given site, how to price various operating arrangements with merchants and branding arrangements, and to create a profile of successful ATM locations so as to assist us in deciding the best locations for additional ATM deployments.

      Cash management. We have our own internal cash management department that utilizes data generated by our cash providers, internally generated data and a proprietary methodology to confirm daily orders, audit delivery of cash to armored couriers and ATMs, monitor cash balances for cash shortages, coordinate and manage emergency cash orders and audit costs from both armored couriers and cash providers.

      Our cash management department uses proprietary analytical models to determine the necessary fill frequency and load amount for each ATM. Based on location, day of the week, upcoming holidays and events and other factors, we project cash requirements for each ATM on a daily basis. After receiving a cash order from us, the cash provider transfers the requested amount of cash to a bank near the ATM where the designated armored courier can access the cash and subsequently transport it to the ATM.

      Customer service. We believe one of the factors that differentiates us from our competitors is our customer service responsiveness and proactive approach to managing any ATM downtime. We use proprietary software that continuously monitors the performance of our ATMs for service interruptions and notifies our maintenance vendors for prompt dispatch of necessary service calls.

      We also offer our merchant customers customized ATM activity reporting that includes daily, weekly or monthly transaction and uptime reporting. Our standard reporting to our merchants includes summary transaction reports that are made available in the first week of every month. In addition, we are developing an interactive website that will allow our merchant customers to access real-time information.

      We maintain a proprietary database of transactions made on and performance metrics for all of our ATM locations. This data is aggregated into individual merchant customer profiles that are readily accessible by our customer service representatives and managers. We believe our proprietary database enables us to provide superior quality and accessible and reliable customer support.

Merchant Customers

      We have contracts with approximately 40 major national and regional merchants, including convenience stores, supermarkets, drug stores and other high traffic retail chains, and approximately 6,000 independent merchants. While most of our merchant customers are non-exclusive partners with us, we have never been displaced by any of our competitors. In addition, we have never lost any major merchant accounts other than those we knew were expiring under previous arrangements with parties from whom we acquired ATMs. For the year ended December 31, 2003 and the three months ended March 31, 2004, no single merchant customer accounted for 10% or more of our revenues.

      The terms of our merchant contracts vary as a result of negotiations at the time of execution. In the case of turnkey arrangements, which are typically employed with our major national and regional merchants, the contact terms vary, but typically include the following:

•	an initial term of five years;

•	ATM exclusivity at locations where we install an ATM;

•	protection for us against underperforming locations by permitting us to increase the surcharge fee or remove ATMs;

•	provisions permitting us to terminate or remove ATMs or renegotiate the fees paid to the merchant if surcharge fees are generally reduced or eliminated by law; and

•	provisions making the merchant’s fee dependent on the number of ATM transactions.

Our contracts under merchant-owned or merchant-assisted arrangements typically include similar terms, as well as the following additional terms:

•	provisions prohibiting in-store check cashing by the merchant or the operation of any other cash-back devices;

•	provisions imposing an obligation on the merchant to operate the ATM at any time his or her store is open to the public; and

•	provisions that require a merchant to have a purchaser of the merchant’s store assume our contract.

Seasonality

      Although we do not consider our overall business to be seasonal in nature, we have in the past experienced fluctuations in transaction volumes at our ATMs located in areas susceptible to seasonal traffic patterns and harsh winter weather. For instance, we typically experience increased transaction levels during the holiday buying season at our ATMs located in shopping malls. Similarly, we have seen increases in transaction volumes in the spring at our ATMs located near popular spring-break destinations. Conversely, transaction volumes at our ATMs located in regions affected by strong winter weather patterns typically decline as a result of decreases in the amount of consumer traffic through the locations in which we operate our ATMs. These declines, however, have been offset somewhat by increases in the number of our ATMs located in shopping malls and other retail locations that benefit from increased consumer traffic during the holiday buying season. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.

Competition

      We compete with financial institutions and other independent ATM companies for additional ATM placements, new merchant accounts and acquisitions. Several of our competitors are larger, more established and have greater financial and other resources than us. For example, our major competitors include banks such as Bank of America, US Bank Corporation and Pittsburgh National Corporation, as well as non-banks such as eFunds and ETrade. However, many of our competitors do not have a singular focus on ATM management, and we believe this focus gives us a significant competitive advantage. In addition, we believe the scale of our extensive ATM network and our focus on customer service also provide significant competitive advantages.

Government and Industry Regulation

      Our principal business, ATM network ownership and operation, is not subject to significant government regulation. However, various aspects of our business are subject to state regulation. Our failure to comply with applicable laws and regulations could result in restrictions on our ability to provide our products and services in such states, as well as the imposition of civil fines.

      Americans with Disabilities Act. The ADA currently includes provisions regulating the amount of clear floor space required in front of each ATM, prescribing the maximum height and reach depth of each ATM, and mandating that instructions and all information for use of the ATM be made accessible to and independently usable by persons with vision impairments. The Department of Justice is currently in the process of issuing new accessibility guidelines under the ADA that will cover virtually all aspects of commercial activity vis-à-vis the disabled. We expect that these new guidelines will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the current proposals, height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities. These new guidelines would affect the manufacture of ATM equipment going forward, and could require us to retire or retrofit certain ATMs in our network.

      Triple DES. In recent years, advances in data encryption have made ATMs more tamper-resistant. One of the more recently developed advanced data encryption standards is commonly referred to as Triple DES. As of March 31, 2004, most of our ATMs, like the vast majority of ATMs across the nation, were not equipped with Triple DES encryption. We have adopted a policy that any new ATMs that we acquire from a manufacturer must be Triple DES compliant. We have budgeted $15.0 million to accomplish the Triple DES conversion on all of our ATMs by the end of 2007. Currently, MasterCard International, which is an operator of one of the nation’s largest EFT networks, has advised all ATM operators that any ATM using its network must be Triple DES compliant by March 31, 2005. We have received an extension of this deadline to December 31, 2007.

      Surcharge regulation. The imposition of surcharges is not currently subject to federal regulation. There have been, however, various state and local efforts to ban or limit surcharges, generally as a result of activities of consumer advocacy groups that believe that surcharges are unfair to cardholders. Generally, United States federal courts have ruled against these efforts. We are not aware of any existing surcharging bans or limits applicable to us in any of the jurisdictions in which we currently do business. Nevertheless, there can be no assurance that surcharges will not be banned or limited in the cities and states where we operate. Such a ban or limit would have a material adverse effect on us and other ATM operators.

      EFT network regulations. EFT regional networks have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. The Electronic Fund Transfer Act, commonly known as Regulation E, is the major source of EFT network regulations. The regulations promulgated under Regulation E establish the basic rights, liabilities, and responsibilities of consumers who use electronic fund transfer services and of financial institutions that offer these services. The services covered include, among other services, ATM transactions. Generally, Regulation E requires us to provide notice of the fee to be charged the consumer, establish limits on the consumer’s liability for unauthorized use of their card, provide receipts to the consumer, and establish protest procedures for the consumer. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

      Regulation of our cash provider. We obtain the cash for approximately 4,700 of our ATMs from our cash providers, Palm Desert and First Bank & Trust. Our cash providers are subject to various regulations, which have an impact on our arrangements with them. Our cash providers classify the cash that we obtain from them as “vault cash” and, under federal banking laws, the cash providers must therefore have full rights of ownership to the cash and have the cash immediately available to them to satisfy their depositors’ needs. Accordingly, our arrangements with our cash providers generally allows them to demand the return of all or any portion of the cash that we are using for reasons that are not within our control, including if:

•	the cash provider is directed to do so by state or federal regulatory agencies;

•	the cash provider needs the cash to satisfy the claims of its depositors; or

•	the cash is determined not to be “vault cash” for reserve purposes under federal banking laws.

      If our cash providers were to require the return of their cash for any of these reasons, our ability to operate our ATMs that use this cash would be adversely affected, and we would need to locate alternative sources of cash in order to operate these ATMs. In order to mitigate this risk to some extent, we are exploring supplemental and alternative arrangements for obtaining cash for use in our ATMs.

Legal Proceedings

      In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Employees

      As of March 31, 2004, we had 114 employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

      Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082, and our telephone number is (281) 596-9988. We lease approximately 27,000 square feet of space under our Houston office lease and the lease for our satellite office in Temple, Texas. Our facilities are leased pursuant to operating leases for various terms. We believe that our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space upon expiration of our current lease terms.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position

Jack Antonini	50	Chief Executive Officer, President and Director
J. Chris Brewster	55	Chief Financial Officer and Treasurer
Michael H. Clinard	37	Chief Operating Officer
Thomas E. Upton	47	Chief Administrative Officer
Fred R. Lummis	50	Director and Chairman of the Board of Directors
Robert P. Barone	66	Director
Frederick W. Brazelton	33	Director
Ralph H. Clinard	70	Director
Ron Coben	46	Director
Jorge Diaz	39	Director
Nolan Lehmann	59	Director

      The following biographies describe the business experience of our executive officers and directors.

      Jack Antonini has served as our President and Chief Executive Officer and as a director since January 2003. From November 2000 to December 2002, Mr. Antonini served as a consultant for JMA Consulting, providing consulting services to the financial industry. During 2000, Mr. Antonini served as chief executive officer and president of Globeset, Inc., an electronic payment products and services company. From August 1997 to February 2000, Mr. Antonini served as executive vice president of consumer banking at First Union Corporation of Charlotte, N.C. From September 1995 to July 1997, he served as vice chairman and chief financial officer of First USA Corporation, which was acquired by Bank One in June 1997. Mr. Antonini held various positions from March 1985 to August 1995 at San Antonio-based USAA Federal Savings Bank, serving as vice chairman, president and chief executive officer from August 1991 to August 1995. He is a certified public accountant and holds a bachelor of science degree in business and accounting from Ferris State University in Michigan. Mr. Antonini also serves as a director of the Electronic Funds Transfer Association, or EFTA.

      J. Chris Brewster has served as our Chief Financial Officer and Treasurer since joining us in February 2004. From September 2002 until February 2004, Mr. Brewster provided consulting services to various businesses. From October 2001 until September 2002, Mr. Brewster served as executive vice president and chief financial officer of Imperial Sugar Company, a Nasdaq-quoted refiner and marketer of sugar and related products. From March 2000 to September 2001, Mr. Brewster served as chief executive officer and chief financial officer of WorldOil.com, a privately-held Internet, trade magazine, book and catalog publishing business. From January 1997 to February 2000, Mr. Brewster served as a partner of Bellmeade Capital Partners, LLC, a merchant banking firm specializing in the consolidation of fragmented industries. From March 1992 to September 1996, he served as Chief Financial Officer of Sanifill, Inc., an NYSE-listed environmental services company. From May 1984 to March 1992, he served as Chief Financial Officer of National Convenience Stores, Inc., an NYSE-listed operator of 1,100 convenience stores. He holds a bachelor of science degree in industrial management from the Massachusetts Institute of Technology and a master of business administration from Harvard Business School.

      Michael H. Clinard has served as our Chief Operating Officer since he joined the company in August 1997. He holds a bachelor of science degree in business management from Howard Payne University. Mr. Clinard also serves as a director and treasurer of the ATM Industry Association.

      Thomas E. Upton has served as our Chief Administrative Officer since February 2004. From June 2001 to February 2004, Mr. Upton served as our Chief Financial Officer and Treasurer. From February

1998 to May 2001, Mr. Upton was the chief financial officer of Alegis Group LLC, a national collections firm. Prior to joining Alegis, Mr. Upton served as a financial executive for several companies. He is a certified public accountant with membership in the Texas Society of Certified Public Accountants, and holds a bachelor of business administration degree from the University of Houston.

      Fred R. Lummis has served as a director and our Chairman of the board since June 2001. Mr. Lummis is a co-founder and managing partner of The CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, L.P. From June 1998 to May 2000, Mr. Lummis served as chairman and chief executive officer of Advantage Outdoor Company, an outdoor advertising company. From September 1994 to June 1998, Mr. Lummis served as chairman and chief executive officer of American Tower Corporation, a nationwide communication tower owner and operator. Mr. Lummis now serves as a director of American Tower Corporation, Southwest Bancorporation of Texas, Inc. and several private companies. Mr. Lummis holds a bachelor of arts degree in economics from Vanderbilt University and a master of business administration degree from the University of Texas at Austin.

      Robert P. Barone has served as a director since September 2001. Mr. Barone has more than 40 years of sales, marketing and executive leadership experience in various positions at Diebold, NCR, Xerox and the EFTA. Since December 1999, Mr. Barone has served as a consultant for SmartNet Associates, Inc., a private financing service. Additionally, from May 1997 to November 1999, Mr. Barone served as Chairman of the Board of PetsHealth Insurance, Inc., a pet health insurance provider. From September 1988 to September 1994, he served as board vice-chairman, president and chief operating officer at Diebold. He holds a bachelor of business administration degree from Western Michigan University and a master of business administration degree from Indiana University. A founder and past chairman of the EFTA, Mr. Barone is now chairman emeritus of the EFTA.

      Frederick W. Brazelton has served as a director since June 2001. Mr. Brazelton is a partner of The CapStreet Group, which he joined in August 2000. From July 1996 to July 1998, Mr. Brazelton worked for Hicks, Muse, Tate & Furst, a private equity firm in Dallas, and from June 1994 to June 1995, he worked for Willis, Stein & Partners, a private equity firm in Chicago. He holds a bachelor of business administration from the Business Honors Program at the University of Texas at Austin and a master of business administration degree from Stanford Graduate School of Business. Mr. Brazelton also serves as the chairman of the board of directors of River Oaks Imaging and Diagnostic Group, Inc., a provider of diagnostic imaging services, and as a director of MessagePro, Inc., a call center company.

      Ralph H. Clinard has served as a director since June 2001. Mr. Clinard founded the predecessor to our company in 1989 and was with us until he retired as president and chief executive officer in January 2003. Prior to founding our predecessor, Mr. Clinard served with Exxon Corporation, an integrated oil company, working in various positions for almost 30 years. Mr. Clinard holds a bachelor of science degree in mathematics from Muskingum College and a bachelor of science degree in mechanical engineering from Pennsylvania State University. Mr. Clinard is currently retired.

      Ron Coben has served as a director since July 2002. Mr. Coben has also served as the President and CEO of MessagePro, Inc. since November 2001. From October 1989 to June 1996, Mr. Coben was senior vice president, and from June 1996 to November 2001, Mr. Coben was executive vice president of consumer and business banking for Bank United Corp., which was acquired by Washington Mutual, Inc. in February 2001. Mr. Coben also served as executive vice president at Washington Mutual, Inc. from February 2001 to November 2001. Mr. Coben holds a bachelor of business administration degree from the University of Texas at Austin.

      Jorge M. Diaz will serve as a director upon our initial public offering. Mr. Diaz has served as President and Chief Executive Officer of Personix, a division of Fiserv, since April 1994. In January 1985, Mr. Diaz co-founded National Embossing Company, a predecessor company to Personix. Mr. Diaz sold National Embossing Company to Fiserv in April 1994.

      Nolan Lehmann will serve as a director upon our initial public offering. Since May 1983, Mr. Lehmann has served as President of Equus Capital Management Corporation, a registered investment advisor, and as President and a director of Equus II Incorporated, a registered business development company. Mr. Lehmann is also a director of several private companies and of Child Advocates, Inc., a not-for-profit organization. Mr. Lehmann is a certified public accountant and holds a bachelor of arts in economics and a bachelor of science in accounting from Rice University.

Our Board of Directors

      Upon completion of this offering, our board will consist of eight persons, a majority of whom satisfy the independence requirements of The Nasdaq National Market and the Sarbanes-Oxley Act of 2002.

      Our executive officers are appointed by the board on an annual basis and serve until their successors have been duly elected.

Terms of Directors and Executive Officers

      Upon completion of the offering, our board of directors will be divided into three classes, with each class of directors having a three-year term. Messrs. Coben, Barone and Ralph Clinard will serve as Class I directors (whose terms expire in 2005), Messrs. Brazelton and Diaz will serve as Class II directors (whose terms expire in 2006), and Messrs. Lummis, Antonini and Lehmann will serve as Class III directors (whose terms expire in 2007). At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. The classification of our board of directors may have the effect of delaying or preventing changes in control or management of Cardtronics.

      Each executive officer is appointed by, and serves at the discretion of, our board of directors.

Committees of the Board

      Upon completion of this offering, our board of directors intends to appoint an audit committee and a compensation committee. It is currently contemplated that Messrs. Coben, Diaz and Lehmann will serve on the audit committee and that Messrs. Barone, Brazelton and Lummis shall serve on the compensation committee. The composition of the board committees will comply with the requirements of The Nasdaq National Market and the Sarbanes-Oxley Act of 2002, including that Mr. Lehmann will serve as our “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K.

      On an annual basis, the audit committee will select, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and recommend to our board of directors whether the audited financials should be included in our Annual Reports on Form 10-K to be filed with the SEC. The audit committee will be comprised of three independent directors.

      The compensation committee will review and either approve, on behalf of our board of directors, or recommend to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also will provide assistance and recommendations with respect to our compensation policies and practices and assist with the administration of our compensation plans.

      We will not have a nominating and corporate governance committee. The independent directors of our board will fulfill the responsibilities of a nominating and corporate governance committee and will assist our board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our board of directors, and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

      We are planning to adopt a code of business conduct and ethics that complies with the requirements of the Sarbanes-Oxley Act of 2002 and The Nasdaq National Market.

Director Compensation

      Following our initial public offering we anticipate that we will pay each of our non-employee directors $10,000 annually, as well as $3,000 per board meeting attended. In addition, the chairman of our audit committee, the chairman of our compensation committee and the Chairman of our board will receive $20,000 as an annual retainer. Finally, the members of our audit committee and our compensation committee will receive $3,000 per meeting attended. Directors who are also are employed by us will not receive fees for attending board or committee meetings. All of our directors will be reimbursed for their reasonable expenses in attending board and committee meetings. In addition, we are in the process of establishing a plan which would permit each director to receive compensation for board service in the form of common shares and to defer receipt of this compensation for a period of time selected by the director that terminates no later than the date he ceases to be a director.

Executive Compensation

      The table below sets forth summary information concerning the compensation awarded to our chief executive officer and our three other executive officers in the year ended December 31, 2003. The individuals listed below are referred to in this prospectus as our named executive officers.

Summary Compensation Table

	Annual Compensation

Name and Principal Position	Salary	Bonus

Jack Antonini(1)	$271,153	$90,000	(2)
Chief Executive Officer, President and Director
J. Chris Brewster(3)	—	—
Chief Financial Officer and Treasurer
Michael H. Clinard	194,463	48,616	(2)
Chief Operating Officer
Thomas E. Upton	162,750	40,688	(2)
Chief Administrative Officer

(1)	In 2003, Mr. Antonini purchased 80,000 shares of restricted stock in exchange for a promissory note of $940,800. For additional information regarding this transaction, please see “Related Party Transactions — Transactions with our Directors and Officers.”

(2)	Paid in 2004.

(3)	Mr. Brewster joined us in February 2004 and did not receive any compensation prior to that time.

Option Grants in 2003

      None of our named executive officers was granted options to purchase our common stock during the year ended December 31, 2003.

Option Exercises in Last Fiscal Year and Year-End Option Values

      The following table presents information concerning the stock options exercised during the last fiscal year by each of our named executive officers and the fiscal year-end value of unexercised options held by each of our named officers as of December 31, 2003.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
			Options at Year-End		Year-End(1)
Shares Acquired
	on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Jack Antonini	—	—	—	—	—	—
J. Chris Brewster(2)	—	—	—	—	—	—
Michael H. Clinard		$219,060			$233,071	$591,933
Thomas E. Upton		$116,977			—	$1,066,878

(1)	There was no public market for our common stock on December 31, 2003. Accordingly, we calculated these values in accordance with the rules of the SEC, on the basis of the estimated initial public offering price per share of $ , less the applicable exercise price.

(2)	Mr. Brewster joined us in February 2004.

Employment-Related Agreements of Named Executive Officers

      Employment Agreement with Jack Antonini. In January 2003, we entered into an employment agreement with Jack Antonini. This agreement provides for an initial term ending January 20, 2006. Under the employment agreement, Mr. Antonini is entitled to receive a current monthly base salary of $26,250. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Antonini may be entitled to an annual bonus of up to 40% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Antonini without cause, he will be entitled to receive severance pay equal to his base salary for the lesser of twelve months or the number of months remaining under his employment contract.

      Employment Agreement with Michael H. Clinard. In June 2001, we entered into an employment agreement with Michael H. Clinard. This agreement provides for an initial term ending June 4, 2004. Under the employment agreement, Mr. Clinard is entitled to receive a current monthly base salary of $17,500, subject, on each anniversary of the agreement, to increases as determined by the compensation committee of our board of directors in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Clinard may be entitled to an annual bonus of up to 15% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, (a) if he terminates his employment for good reason, as defined in the employment agreement, then he is entitled to continue to receive payments of base salary from us for a period of time following his termination, and (b) if he dies or becomes totally disabled, as defined in the employment agreement, then he is entitled to receive the difference between his base salary and any disability benefits received by him under our disability benefit plans for a period of time following his death or disability, as applicable.

      Employment Agreement with Thomas E. Upton. In June 2001, we entered into an employment agreement with Thomas E. Upton. This agreement provides for an initial term ending June 1, 2005. Under the employment agreement, Mr. Upton is entitled to receive a current monthly base salary of $16,667. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Upton may be entitled to an annual bonus of up to 15% of his base salary. This bonus will be determined in the sole discretion of our compensation committee.

      Employment Agreement with J. Chris Brewster. In March 2004, we entered into an employment agreement with J. Chris Brewster. This agreement provides for an initial term ending February 17, 2007. Under the employment agreement, Mr. Brewster is entitled to receive a current monthly base salary of $18,750, subject, on each anniversary of the agreement, to increases as determined by our board of directors in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Brewster may be entitled to an annual bonus of up to 40% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Brewster without cause, or should Mr. Brewster terminate his employment with us for good reason, as defined in the employment agreement, he will be entitled to receive severance pay equal to his base salary for twelve months.

      Common Provisions of Employment-Related Agreements of Named Executive Officers. Several provisions are common to the employment agreements of our named executive officers. For example:

•	Each employment agreement requires the employee to protect the confidentiality of our proprietary and confidential information.

•	Each employment agreement requires that the employee not compete with us or solicit our employees or customers for a period of 24 months following the term of his employment.

•	Each employment agreement provides that the employee may be paid an annual bonus based on certain factors and objectives set by our compensation committee, with the ultimate amount of any bonus paid determined at the direction of our compensation committee.

Existing Stock and Stock Option Plans

2004 Stock Incentive Plan

      In                     2004, our board of directors and the stockholders adopted and approved our 2004 Stock Incentive Plan. The purpose of the 2004 Stock Incentive Plan is to provide directors, employees, advisors and consultants of the company and its affiliates additional incentive and reward opportunities designed to enhance the profitable growth of the company and its affiliates. The plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Code, options that do not constitute incentive stock options, restricted stock awards, performance awards, and phantom stock awards. The plan will be administered by the compensation committee of our board of directors. In general, the compensation committee is authorized to select the recipients of awards and to establish the terms and conditions of those awards. In connection with the adoption of the plan, the board amended our 2001 Stock Incentive Plan so that no further awards will be granted under that plan.

      The number of shares of common stock that may be issued under the plan may not exceed                 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the company’s capital structure). Shares of common stock that are attributable to awards that have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of common stock that may be subject to options, restricted stock awards and performance awards denominated in shares of common stock granted under the plan to any one individual during the term of the plan may not exceed 50% of the aggregate number of shares of common stock that may be issued under the plan (as adjusted from time to time in accordance with the provisions of the plan). The maximum amount of compensation that may be paid under all performance awards under the plan denominated in cash (including the fair market value of any shares of common stock paid in satisfaction of such performance awards) granted to any one individual during any calendar year may not exceed $          , and any payment due with respect to a performance award shall be paid no later than 10 years after the date of grant of such performance award.

      The price at which a share of common stock may be purchased upon exercise of an option granted under the plan will be determined by the compensation committee, but (a) in the case of an incentive stock option, such purchase price will not be less than the fair market value of a share of common stock on the date such option is granted, and (b) in the case of an option that does not constitute an incentive stock option, such purchase price will not be less than 50% of the fair market value of a share of common stock on the date such option is granted. Additionally, a stock appreciation right may be granted in connection with the grant of an option. A stock appreciation right allows the holder to surrender the right to purchase shares under the related option in return for a payment in cash, shares of common stock, or a combination thereof, in an amount equal to the difference between the fair market value of the shares of common stock on the date such right is exercised over the purchase price for such shares under the related option.

      Shares of common stock that are the subject of a restricted stock award under the plan will be subject to restrictions on disposition by the holder of such award and an obligation of such holder to forfeit and surrender the shares to the Company pursuant to certain forfeiture restrictions. The forfeiture restrictions will be determined by the compensation committee in its sole discretion, and the compensation committee may provide that the forfeiture restrictions will lapse upon (a) the attainment of one or more performance targets established by the compensation committee that are based on (1) the price of a share of common stock, (2) Cardtronics’ earnings per share, (3) Cardtronics’ market share, (4) the market share of a business unit of Cardtronics designated by the compensation committee, (5) Cardtronics’s sales, (6) the sales of a business unit of Cardtronics designated by the compensation committee, (7) the net income (before or after taxes) of Cardtronics or any business unit of Cardtronics designated by the compensation committee, (8) the cash flow return on investment of Cardtronics or any business unit of Cardtronics designated by the compensation committee, (9) the earnings before or after interest, taxes, depreciation, and/or amortization of Cardtronics or any business unit of Cardtronics designated by the compensation committee, (10) the economic value added, (11) the return on stockholders’ equity achieved by Cardtronics, or (12) the total stockholders’ return achieved by Cardtronics (the goals described in items (1) through (12) are referred to as the enumerated performance goals), (b) the award holder’s continued employment with Cardtronics or continued service as a consultant or director for a specified period of time, (c) the occurrence of any event or the satisfaction of any other condition specified by the compensation committee in its sole discretion, or (d) a combination of any of the foregoing.

      A performance award under the 2004 Stock Incentive Plan is an award of shares of common stock, cash payments, or a combination thereof that may be earned based on the satisfaction of various performance targets established by the compensation committee that are based upon one or more of the enumerated performance goals. At the time of the grant of a performance award, the compensation committee will establish the maximum number of shares of common stock subject to, or the maximum value of, such award and the period over which the performance applicable to the award will be measured.

      Phantom stock awards under the plan are awards of common stock (or the fair market value thereof), or rights to receive amounts equal to share appreciation over a specific period of time. Such awards vest over a period of time established by the compensation committee, without satisfaction of any performance criteria or objectives. Payment of a phantom stock award may be made in cash, common stock, or a combination thereof.

      No awards under the plan may be granted after 10 years from the date the plan was adopted by the board of directors. The plan will remain in effect until all options granted under the plan have been satisfied or expired, all shares of restricted stock granted under the plan have vested or been forfeited, and all performance awards and phantom stock awards have been satisfied or expired. The board of directors in its discretion may terminate the plan at any time with respect to any shares of common stock for which awards have not been granted. The plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the plan or to change the class of individuals eligible to receive awards under the plan, by the board of directors without the consent of the stockholders of the company. No change in any award previously granted under the plan may be made which would impair the rights of the holder of such award without the approval of the holder.

2001 Stock Incentive Plan

      Our 2001 Stock Incentive Plan provides for the granting of stock options to eligible employees and directors, including non-employee directors and consultants of the company. Stock options granted under the 2001 Stock Incentive Plan consist of nonstatutory stock options, which are options not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

      A maximum of                     shares of our common stock are authorized for issuance under the 2001 Stock Incentive Plan. As of March 31, 2004,            shares of common stock were issuable upon the exercise of outstanding options granted under the 2001 Stock Incentive Plan at a weighted average exercise price of $6.62,                     shares of common stock have been issued upon exercise of options at exercise prices ranging between $0.04 and $11.76, and            shares of common stock remained available for future issuance under the 2001 Stock Incentive Plan. The 2001 Stock Incentive Plan was adopted by our board of directors in June 2001 and was approved by our stockholders in June 2001. Unless terminated earlier by our board of directors, the 2001 Stock Incentive Plan will terminate in June 2011. In connection with our initial public offering, we are adopting the 2004 Stock Incentive Plan as described above. Accordingly, we do not anticipate making any additional awards under the 2001 Stock Incentive Plan. Awards previously made under this plan will remain outstanding and vest in accordance with their terms.

      The 2001 Stock Incentive Plan may be administered by the board of directors or a committee appointed by the board of directors to administer the 2001 Stock Incentive Plan. The administrator of the 2001 Stock Incentive Plan has the authority to grant options and to determine the terms of these awards, provided these grants are not inconsistent with the terms of the 2001 Stock Incentive Plan. Stock options granted under the 2001 Stock Incentive Plan are generally not transferable, although the administrator has the discretion to allow transferability.

401(k) Plan

      We maintain a plan qualified under Section 401(k) of the Internal Revenue Code. Under our 401(k) plan, a participant may contribute a maximum of 15% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit ($12,000 in calendar year 2003). The plan allows us to make matching contributions. To date, no matching contributions have been made. The percentage elected by more highly compensated participants may be required to be lower.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of our compensation committee.

RELATED PARTY TRANSACTIONS

Investors Agreement

      On June 4, 2001, we entered into an investors agreement with CapStreet II, L.P., our majority stockholder, CapStreet Parallel II, L.P., an affiliate of CapStreet II, L.P., Ralph H. Clinard, a current director and our then president and chief executive officer, Michael H. Clinard, our chief operating officer, Brian R. Archer, our executive vice president of marketing, and the other stockholders of the company. All of our stockholders are parties to the investors agreement.

      The following description of the investors agreement may be helpful to your understanding of our formation transactions and the relationships among our stockholders. You should be aware that the investors agreement, other than the provisions relating to registration rights, will be terminated in connection with the offering.

      Board Composition. Our stockholders agreed to vote their shares to elect to the board of directors three nominees designated by CapStreet II, L.P. Additionally, Michael H. Clinard and Ralph H. Clinard designated Ralph H. Clinard to serve on our board of directors.

      Repurchase Option. Under the investors agreement, if any employee (other than Brian R. Archer, Ralph H. Clinard or Michael H. Clinard) who is employed pursuant to a written employment agreement resigns or is terminated from employment with us for any reason, we, at our option, may purchase all of the securities of the company held by such person for a purchase price equal to the fair market value of such securities. If any of Brian R. Archer, Ralph H. Clinard or Michael H. Clinard are terminated from employment with us for cause (as defined in their respective employment agreements with us), then we, at our option, may purchase all of the securities held by such person for a purchase price equal to the fair market value of such securities.

      Business Opportunities. CapStreet II, L.P., our majority stockholder, and CapStreet Parallel II, L.P., another one of our stockholders, are private equity funds, and they invest in, have representatives who serve on the board of directors and other governing boards of, serve as officers of, provide services to and have minority and controlling ownership interests in existing and future portfolio companies. We have agreed that, except for opportunities that come to the attention of the board designees of CapStreet II, L.P. (currently Frederick R. Lummis and Frederick W. Brazelton) in his or her capacity as a director of the company, the relationship between us and CapStreet II, L.P. and CapStreet Parallel II, L.P. will not prohibit any of them from engaging in activities related to their operations as private equity fund for their own account, or require any of them to make any business opportunities available to us, even if any of their activities or business opportunities competes with the our business.

      Registration Rights. The investors agreement grants CapStreet II, L.P. (on behalf of itself, CapStreet Parallel II, L.P. and any permitted transferee thereof) the right to demand that we file a registration statement with the SEC to register the sale of all or a portion of their shares of common stock. Subject to certain limitations, we will be obligated to register these shares upon the demand of The CapStreet Group, for which we will be required to pay the registration expenses. In connection with any such demand registration, the other stockholders who are parties to the investors agreement may be entitled to include their shares in that registration under certain piggyback registration rights granted under the investors agreement to these other stockholders. In addition, if we propose to register securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration as well. In connection with any registration, we will pay the expenses of any such selling stockholders and indemnify each holder of registrable securities covered by a registration statement against liabilities arising out of or related to such registration statement or the preliminary prospectus or prospectus included as part of such registration statement.

      Waiver. All holders of registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the prior written consent of Credit Suisse First Boston LLC as described under “Underwriting” below.

Transactions with our Directors and Officers

      Fred R. Lummis, the chairman of our board of directors, is also a managing director of The CapStreet Group, LLC, the ultimate general partner of CapStreet II, L.P., our majority shareholder, and CapStreet Parallel II, L.P., another one of our shareholders. Frederick W. Brazelton, one of our directors, is also a partner of The CapStreet Group, LLC. Ron Coben, one of our directors, is also the president and chief executive officer of MessagePro, Inc. CapStreet II, L.P. and CapStreet Parallel II, L.P. together own a majority interest in MessagePro, Inc., and Fred R. Lummis and Frederick W. Brazelton are each members of the board of directors of MessagePro, Inc.

      Prior to the completion of this offering, we had loans outstanding to the following executive officers: Mr. Antonini, who borrowed $940,800 from us during 2003 to purchase                of our restricted shares, of which $940,800 is currently outstanding; Mr. Michael Clinard, who borrowed $292,530 from us during 2003 to exercise stock options and purchase                 shares of our common stock, of which $292,530 is currently outstanding; and Mr. Upton, who borrowed $131,205 from us during 2003 to exercise stock options and purchase                 shares of our common stock, of which $131,205 is currently outstanding. Additionally, Mr. Ralph Clinard borrowed $442,319 from us during 2003 to exercise stock options and purchase                 shares of our common stock. Mr. Ralph Clinard repaid his loan in full on January 15, 2004. The rate of interest on each of these loans is 5% per annum. Concurrent with the closing of this offering, the outstanding loans will be refinanced through unaffiliated third-party commercial loan arrangements. Additionally, during 2003 we made loans in an aggregate amount of approximately $500,000 to some of our non-executive officers sufficient for those non-executive officers to exercise stock options.

      We have issued and outstanding shares of series A redeemable preferred stock, which are held by CapStreet II, L.P. and CapStreet Parallel II, L.P. During 2001, we issued 13,873 shares of preferred stock to CapStreet II, L.P. at a purchase price of $13,872,861, and 1,627 shares of preferred stock to CapStreet Parallel II, L.P. at a purchase price of $1,626,984. During 2002, we issued 1,788 shares of preferred stock to CapStreet II, L.P. at a purchase price of $1,787,982, and 212 shares of preferred stock to CapStreet Parallel II, L.P. at a purchase price of $211,998. The preferred stock is not convertible by its terms into common stock. We plan to redeem all shares of our preferred stock and pay all the accrued and unpaid amounts on the preferred stock with a portion of the proceeds of the offering. As of March 31, 2004, the aggregate redemption price for our outstanding preferred stock was approximately $22.8 million.

      In 2003, our board of directors approved the issuance of 80,000 shares of restricted stock to Jack Antonini in exchange for a promissory note in the amount of $940,800, or $11.76 per share. The terms of his restricted stock award are set forth in a restricted stock agreement between us and Mr. Antonini. Beginning on the date of grant, Mr. Antonini, as the owner of the shares, has the right to vote his shares. Under the restricted stock agreement, we may repurchase a portion of Mr. Antonini’s shares prior to January 20, 2007 in some circumstances such as the termination of his employment for cause. The agreement also contained a provision allowing Mr. Antonini to “put” to us an amount of his restricted shares sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, we and Mr. Antonini amended the restricted stock agreement to remove Mr. Antonini’s “put” right. We anticipate that Mr. Antonini will repay his promissory note in full upon our initial public offering. Mr. Antonini is a signatory to our investors agreement and has tag-along rights thereunder with respect to the restricted shares, meaning that if any securityholder that is a party to the investors agreement proposes to transfer greater than 5% of our outstanding securities, Mr. Antonini will have the right to transfer a pro rata portion of his restricted shares.

      In accordance with the requirements of The Nasdaq National Market, all future related party transactions will be approved by our independent directors.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sale of shares in the offering by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of the executive officers identified in the summary compensation table;

•	each of our directors;

•	all directors and named executive officers as a group; and

•	each selling stockholder.

      To our knowledge, each selling stockholder purchased the shares of our stock in the ordinary course of business and, at the time of purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Footnote 1 below provides a brief explanation of what is meant by the term “beneficial ownership.” For the purpose of calculating the percentage of shares beneficially owned by any stockholder, the number of shares of common stock deemed outstanding “Before Offering” includes shares of common stock subject to options held by beneficial owners that are currently exercisable. This table assumes the over-allotment option granted to the underwriters is not exercised.

      The number of shares of common stock outstanding “After Offering” includes an additional                      shares of common stock offered by us in the offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them. The address for each executive officer and director set forth below, unless otherwise indicated, is c/o Cardtronics, Inc., 3110 Hayes Road, Suite 300, Houston, Texas 77082. The address of each of CapStreet II, L.P., CapStreet Parallel II, L.P., and Messrs. Lummis and Brazelton is c/o The CapStreet Group, LLC, 600 Travis Street, Suite 6110, Houston, Texas 77002.

				After Offering
	Before Offering
				Number of	Percent of
		Percent of	Number of	Shares of	Common
	Number of Shares	Common Stock	Shares Offered	Common Stock	Stock
	of Common Stock	Beneficially	in This	Beneficially	Beneficially
Name of Beneficial Owner(1)	Beneficially Owned	Owned	Offering	Owned	Owned

Selling Stockholders:
CapStreet II, L.P.(2)		57.9%
CapStreet Parallel II, L.P.(2)		6.8%
Ralph H. Clinard(3)		23.9%

After Offering
Before Offering
				Number of	Percent of
		Percent of	Number of	Shares of	Common
	Number of Shares	Common Stock	Shares Offered	Common Stock	Stock
	of Common Stock	Beneficially	in This	Beneficially	Beneficially
Name of Beneficial Owner(1)	Beneficially Owned	Owned	Offering	Owned	Owned

Directors and Executive Officers:
Fred R. Lummis(4)		64.7%
Jack Antonini		3.5%
J. Chris Brewster	—	—
Michael H. Clinard(5)		3.7%
Thomas E. Upton(6)		*
Robert P. Barone(7)		*
Frederick W. Brazelton	—	—
Ron Coben(8)		*
Jorge M. Diaz	—	—
Nolan Lehmann	—	—
All executive officers and directors as a group (11 persons)		96.8%

*	Less than 1% of the outstanding common stock.

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. For the purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of December 31, 2003 that such person or group has the right to acquire within 60 days after such date.

(2)	CapStreet II, L.P. owns 15,661 shares of our preferred stock, and CapStreet Parallel II, L.P. owns 1,839 shares of our preferred stock. We intend to use a portion of the net proceeds of the offering to redeem all of our preferred stock for cash.

(3)	Mr. Clinard is a member of our board of directors. Includes options to purchase shares of common stock exercisable by Ralph H. Clinard.

(4)	The shares indicated as being beneficially owned by Mr. Lummis are owned directly by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis serves as a Managing Director of The CapStreet Group, the ultimate general partner of both CapStreet II, L.P. and CapStreet Parallel II, L.P. As such, Mr. Lummis may be deemed to have voting and dispositive power over the shares owned by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)	Includes options to purchase shares of common stock exercisable by Michael H. Clinard.

(6)	Includes options to purchase shares of common stock exercisable by Thomas E. Upton.

(7)	Represents options to purchase shares of common stock exercisable by Robert P. Barone.

(8)	Represents options to purchase shares of common stock exercisable by Ron Coben.

DESCRIPTION OF CAPITAL STOCK

General

      Our amended and restated certificate of incorporation, which will be filed immediately prior to the closing of this offering, authorizes the issuance of up to                      shares of common stock, par value $0.0001 per share, and      shares of preferred stock, par value $0.0001 per share.

      The following description of the material terms of our capital stock and our amended and restated certificate of incorporation and amended and restated bylaws is only a summary. You should refer to our amended and restated certificate of incorporation and amended and restated bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      As of March 31, 2004, there were 2,373,398 shares of common stock outstanding, which were held of record by 17 stockholders. Prior to or concurrently with the completion of this offering (1) we will effect a                     -for-one common stock split and (2) we will redeem in accordance with their terms all shares of our preferred stock. Consequently, upon completion of this offering, there will be                      shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option and no outstanding preferred shares).

      Voting rights. The holders of our common stock are entitled to one vote per share for each share held of record on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors standing for election.

      Dividend rights. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our credit agreement currently imposes restrictions on our ability to declare dividends with respect to our capital stock.

      Liquidation rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock would be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including the liquidation preference and unpaid dividends, if any, on our preferred stock.

      Other matters. The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

      Our amended and restated certificate of incorporation provides for the authorization of                      shares of preferred stock. Concurrently with the completion of this offering, all outstanding shares of our preferred stock will be redeemed. Consequently, no shares of preferred stock will be outstanding immediately following completion of this offering.

      The shares of preferred stock may be issued from time to time at the discretion of our board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our amended and restated certificate of incorporation. No shares of our preferred stock will be outstanding immediately following completion of this offering, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, any issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt by a third party to gain control of us. In addition, our board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock. The listing requirements of The Nasdaq National Market, which would apply so long as the common stock is listed on The Nasdaq National Market, require stockholder approval of certain issuances of capital stock or securities exchangeable or convertible into 20% or more of the then outstanding voting power of then outstanding number of shares of common stock. Any such additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Directors’ Exculpation and Indemnification

      Our amended and restated certificate of incorporation provides that none of our directors will be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director, except to the extent otherwise required by the DGCL. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

      We expect to enter into indemnification agreements with each of our directors and key officers. These indemnification agreements will provide that we will indemnify our directors and officers to the fullest extent permitted by law for liabilities they may incur because of their status as directors and officers. These agreements also will provide that we will advance expenses to our directors and officers relating to claims for which they may be entitled to indemnification. These indemnification agreements also will provide that we will maintain directors’ and officers’ liability insurance.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions described above, we have been informed that, in the opinion of the SEC, this indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

Registration Rights

      Our investors agreement dated June 4, 2001 grants CapStreet II, L.P. (on behalf of itself, CapStreet Parallel II, L.P. and permitted transferees thereof) the right to demand that we file a registration statement with the SEC to register the sale of all or part of their shares of common stock. Subject to certain limitations, we will be obligated to register these shares upon CapStreet II, L.P.’s demand, for which we will be required to pay the registration expenses. In connection with any such demand registration, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. In addition, if we propose to register securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration.

      All of these registration rights are subject to conditions and limitations, which include certain rights to limit the number of shares included in a registration under some circumstances.

Certain Provisions of Our Certificate of Incorporation and Bylaws

      Business combinations under Delaware law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder,

defined as a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time that such person becomes an interested stockholder. These restrictions do not apply if:

•	before the person becomes an interested stockholder, our board of directors approves the business combination or the transaction in which the person becomes an interested stockholder;

•	upon completion of the transaction that results in such person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding for the purposes of determining the number of shares outstanding, those shares owned by persons who are directors and officers, as well as shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held by such plan will be tendered in a tender or exchange offer; or

•	at or following the time of the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

      In addition, the law does not apply to interested stockholders such as The CapStreet Group or Mr. Ralph Clinard, who became an interested stockholder before our common stock was quoted on The Nasdaq National Market.

      The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

      Election and removal of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible and with staggered three-year terms. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the vote of a majority of the directors then in office. The classification of our board of directors and the limitation on filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company.

      Board meetings. Our amended and restated bylaws provide that special meetings of the board of directors may be called only by the chairman of our board of directors, our chief executive officer or a majority of the directors in office.

      Stockholder meetings. Our amended and restated bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our bylaws further provide that special meetings of the stockholders may only be called by the chairman of our board of directors, by a committee that is duly designated by the board or by resolution adopted by the affirmative vote of the majority of the board of directors.

      Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting and not by written consent.

      Stockholder action by written consent. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholder action may be taken only at a duly called annual or special meeting of stockholders of our common stock.

      Cumulative voting. Our amended and restated certificate of incorporation provides that our stockholders will have no cumulative voting rights.

      Amendment of certificate of incorporation and bylaws. Amendment of the provisions described above in our amended and restated certificate of incorporation generally will require the affirmative vote of a majority of our directors, as well as the affirmative vote of the holders of at least 66 2/3% of our then outstanding voting stock. Our amended and restated bylaws may be amended (1) by the affirmative vote of the majority of our board of directors, (2) in the case of certain provisions concerning takeovers or changes of control, by the affirmative vote of three-fourths of the directors in office or (3) on the recommendation of our board of directors, by the affirmative vote of holders of a majority of our then outstanding voting stock.

Nasdaq Trading

      We expect to qualify our common stock for quotation on The Nasdaq National Market under the symbol “CATM.”

Transfer Agent and Registrar

      The transfer agent and registrar issues stock certificates and keeps track of the registered holders of our stock. Our transfer agent and registrar is Wachovia Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

      Upon completion of this offering, we will have outstanding                      shares of common stock. Of these shares, the                      shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

      Assuming the underwriters’ over-allotment option is not exercised, the remaining                      shares of common stock that will be held by existing stockholders will be “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Included among these restricted securities will be                      shares of common stock owned by a limited number of our stockholders that are parties to a registration rights agreement with us. That agreement provides certain of the stockholders that are parties to it with the right, after the expiration of the lock-up agreements described in “Underwriting,” to require us to register their shares. In addition, if we propose to register, or are required to register following the exercise of a “demand” registration right as described in the previous sentence, any of our shares of common stock under the Securities Act, all of our stockholders that are parties to the registration rights agreement will be entitled to include their shares of common stock in that registration. For a description of the registration rights agreement, see “Certain Relationships and Related Transactions — Investors Agreement.”

      Taking into account the lock-up agreements described in “Underwriting” and the provisions of Rules 144 and 144(k), the restricted securities will be available for sale in the public market as follows:

Number of Shares	Date

After the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus.

      All of these restricted securities will be eligible for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, beginning upon expiration of the lock-up agreements described in “Underwriting.” The numbers of shares of common stock listed above do not include                      shares of common stock issuable upon exercise of stock options granted under our stock plans that were unexercised as of March 31, 2004. Upon completion of the offering, we intend to file a registration statement on Form S-8 with the SEC to register                      shares of our common stock reserved for issuance or sale under our incentive stock plans. As of March 31, 2004, there were outstanding options to purchase a total of            shares of common stock of                     of which were vested. Shares of common stock issuable upon the exercise of options granted or to be granted under our stock option plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then outstanding shares of common stock, or shares; and

•	the average weekly trading volume in the common stock on The Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

      The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and taxable disposition of common stock by Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of common stock that holds the common stock as a capital asset (i.e., generally, for investment) and who is:

•	an individual who is not a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) that is not created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate whose income is not includible in gross income for U.S. federal income tax purposes regardless of source; or

•	a trust that is not subject to the primary supervision of a court within the United States and the control of one or more U.S. persons and that has not elected to be treated as a U.S. domestic trust.

      The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, and persons who hold or receive common stock as compensation). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

      The following summary is included herein for general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the federal, state, local or non-U.S. tax consequences of holding and disposing of the common stock.

U.S. Trade or Business Income

      For purposes of the following discussion, dividends (as determined for U.S. federal income tax purposes) and gains on the sale, exchange or other disposition of the common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, such income generally is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

      Except as discussed above with respect to U.S. trade or business income, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a

30% rate. However, we or our paying agent generally may elect not to withhold on a dividend to the extend that such dividend is not paid out of our current or accumulated earnings and profits (based on a reasonable estimate made by us under applicable Treasury regulations). The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service, or the IRS. A Non-U.S. Holder should consult its own tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of any gain on a disposition of common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

•	the Non-U.S. Holder is subject to U.S. federal income tax under provisions of U.S. federal income tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.); or

•	we are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

      The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered “regularly traded” for this purpose, when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

      Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

Dividends

      We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. federal withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation at a current rate of 28%. Dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Common Stock

      The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States. (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as the representative, the following respective numbers of shares of common stock:

Underwriter

Credit Suisse First Boston LLC
Bear, Stearns & Co. Inc.
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional outstanding shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by selling stockholders	$	$	$	$

      The representative has informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, except that we may issue shares of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, or grant employee stock options or purchases by employees pursuant to the terms of a plan in effect on the date of this prospectus and described in this prospectus.

      Our officers, directors, stockholders and optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. The exercise of options granted to these persons will not be subject to or prohibited by these lock-up agreements. In addition, the lock-up agreements will not prohibit (1) pledges existing on this offering’s closing date by specified officers to secure specified personal loans and (2) the disposition of the pledged securities by a lender exercising its remedies as a secured party upon a default under the specified personal loans.

      The underwriters have reserved for sale at the initial public offering price up to                      shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We expect to qualify our common stock for quotation on The Nasdaq National Market.

      The underwriters and their respective affiliates may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses. Affiliates of Credit Suisse First Boston LLC manage a group of investment funds that hold limited partnership interests in CapStreet II, L.P., our largest stockholder and one of the selling stockholders in this offering. These funds collectively own approximately 7.6% of the limited partnership interests in CapStreet II, L.P. Wachovia Capital Partners, an affiliate of Wachovia Capital Markets, LLC owns approximately 1.4% of the limited partnership interests in CapStreet II, L.P.

      Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings, if any;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

      We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters may not be greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved will be greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named in this prospectus and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

      The consolidated financial statements and schedule of Cardtronics, Inc. as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations on January 1, 2003.

      Our consolidated financial statements as of and for the year ended December 31, 1999 referred to in this prospectus were audited by Arthur Andersen LLP, independent certified public accountants. In 2002, Arthur Andersen ceased operations following its conviction on charges arising from the U.S. federal government’s investigation of Enron Corporation. Accordingly, Arthur Andersen has not performed any procedures in connection with this offering. Events arising out of its indictment and conviction will likely preclude Arthur Andersen from satisfying any claims arising from their provision of auditing services to us, including claims that may arise out of Arthur Andersen’s audit of financial statements referred to in this prospectus. We intend to rely on the relief provided by Rule 437(a) of the Securities Act because we will not be able to file a written consent of Arthur Andersen with respect to inclusion of information from the financial statements for the fiscal year ended December 31, 1999 in the prospectus.

ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is included in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s internet site at http://www.sec.gov.

      Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders written annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

  Cardtronics, Inc.:

      We have audited the accompanying consolidated balance sheets of Cardtronics, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardtronics, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations on January 1, 2003.

/s/ KPMG LLP

Houston, Texas

March 3, 2004

CARDTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and 2003
and March 31, 2004

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,184,307	$5,553,763	$7,656,758
Restricted cash	250,000	—	—
Accounts receivable, net of allowance for doubtful accounts of $80,000, $69,819 and $99,812 as of December 31, 2002 and 2003 and March 31, 2004, respectively	2,574,625	4,738,012	5,317,052
Notes receivable short term, net of allowance for doubtful notes short term of $238,612 as of December 31, 2002 and 2003 and March 31, 2004	1,009,026	784,999	815,171
Inventory	1,175,630	1,748,223	2,117,300
Prepaid, deferred costs, and other current assets	572,497	1,777,259	3,553,040
Deferred tax asset	1,728,275	1,303,266	1,522,773

Total current assets	10,494,360	15,905,522	20,982,094
Restricted cash	31,009	31,660	31,800
Notes receivable, net of allowance for doubtful notes of $281,095, $147,795 and $184,898 as of December 31, 2002 and 2003 and March 31, 2004, respectively	1,441,209	706,338	472,768
Property and equipment, net	12,811,551	24,135,494	26,594,020
Intangible assets, net	10,039,144	23,360,664	22,131,210
Prepaid and other assets	23,035	294,316	309,192

Total assets	$34,840,308	$64,433,994	$70,521,084

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	3,666,157	—	1,341,600
Current portion of obligations under capital leases	258,306	54,468	32,480
Current portion of other long-term liabilities	—	382,387	1,239,530
Accounts payable	579,072	991,706	1,209,461
Accounts payable to affiliates	267,289	300,404	380,791
Accrued liabilities	3,541,479	10,149,984	11,233,571
Income tax payable	—	27,766	454,668

Total current liabilities	8,312,303	11,906,715	15,892,101
Long-term liabilities:
Long-term debt, net of current portion	14,808,556	31,370,701	30,029,100
Obligations under capital leases, net of current portion	55,343	—	—
Deferred tax liability	1,135,710	2,060,154	1,923,450
Other long-term liabilities, net of current portion	204,122	4,733,249	7,032,425

Total liabilities	24,516,034	50,070,819	54,877,076

Series A redeemable preferred stock, $0.0001 par value; 17,500 shares authorized; 17,500 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004; liquidation value of $20,120,435, $22,209,190 and $22,762,885 at December 31, 2002 and 2003 and March 31, 2004, respectively	19,233,214	21,321,975	21,875,665
Stockholders’ deficit:
Common stock, $0.0001 par value; 2,500,000 shares authorized; 2,373,398 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004	237	237	237
Subscriptions receivable (at face value)	—	(2,304,244)	(1,861,925)
Additional paid-in capital	—	1,038,710	822,637
Accumulated deficit	(4,939,166)	(4,797,041)	(4,366,429)
Treasury stock; 341,170, 79,350 and 73,358 shares at cost at December 31, 2002 and 2003 and March 31, 2004, respectively	(3,970,011)	(896,462)	(826,177)

Total stockholders’ deficit	(8,908,940)	(6,958,800)	(6,231,657)

Total liabilities and stockholders’ deficit	$34,840,308	$64,433,994	$70,521,084

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2001, 2002 and 2003
and the Three Months Ended March 31, 2003 and 2004

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Revenues:
ATM revenues:
ATM service revenues	$34,227,563	$59,396,968	$102,359,305	$18,137,760	$31,489,505
ATM product sales	9,249,240	2,844,529	2,308,439	1,155,724	357,111

Total ATM revenues	43,476,803	62,241,497	104,667,744	19,293,484	31,846,616
Other revenues	1,610,690	6,544,856	5,774,602	1,420,716	1,310,598

Total revenues	45,087,493	68,786,353	110,442,346	20,714,200	33,157,214
Cost of revenues:
Cost of ATM revenues:
Cost of ATM service revenues	31,777,332	49,842,484	81,099,033	14,225,891	24,115,821
Cost of ATM product sales	8,023,577	2,509,915	2,125,924	1,031,804	268,849

Total cost of ATM revenues	39,800,909	52,352,399	83,224,957	15,257,695	24,384,670

Cost of other revenues	1,409,060	5,765,535	4,963,972	1,216,042	927,760

Total cost of revenues (exclusive of depreciation shown separately below)	41,209,969	58,117,934	88,188,929	16,473,737	25,312,430
Gross profit	3,877,524	10,668,419	22,253,417	4,240,463	7,844,784
Operating expenses:
Selling, general and administrative expenses	4,924,662	6,142,198	7,228,545	1,272,355	4,419,870
Depreciation and accretion expense	957,285	1,649,753	3,631,371	808,734	1,199,414
Amortization expense	554,409	1,641,234	3,842,429	750,601	1,142,792

Total operating expenses	6,436,356	9,433,185	14,702,345	2,831,690	6,762,076
Income (loss) from operations	(2,558,832)	1,235,234	7,551,072	1,408,773	1,082,708
Other expenses:
Interest expense	477,855	881,268	3,345,745	346,316	426,374
Other	—	57,963	106,313	3,042	34,003

Total other expenses	477,855	939,231	3,452,058	349,358	460,377
Income (loss) before income taxes and cumulative effect of change in accounting principle	(3,036,687)	296,003	4,099,014	1,059,415	622,331

Income tax provision (benefit)	(996,966)	153,845	1,511,245	393,052	191,719
Income (loss) before cumulative effect of change in accounting principle	(2,039,721)	142,158	2,587,769	666,363	430,612
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80,026	—	—	133,663	133,663	—

Net income (loss)	(2,039,721)	142,158	2,454,106	532,700	430,612
Dividends on preferred stock	740,530	1,879,905	2,088,760	496,036	553,690

Net income (loss) available to common stockholders	$(2,780,251)	$(1,737,747)	$365,346	$36,664	$(123,078)

Per common share — basic:
Income (loss) before cumulative effect of change in accounting principle	$(2.03)	$(0.86)	$0.24	$0.08	$(0.06)
Cumulative effect of change in accounting principle	—	—	0.06	0.06	—

Net income (loss) available to common stockholders	$(2.03)	$(0.86)	$0.18	$0.02	$(0.06)

Per common share — diluted:
Income (loss) before cumulative effect of change in accounting principle	$(2.03)	$(0.86)	$0.23	$0.08	$(0.06)
Cumulative effect of change in accounting principle	—	—	0.06	0.06	—

Net income (loss) available to common stockholders	$(2.03)	$(0.86)	$0.17	$0.02	$(0.06)

Weighted average shares outstanding:
Basic	1,366,863	2,024,890	2,078,057	2,032,228	2,230,204
Diluted	1,366,863	2,024,890	2,144,789	2,061,091	2,230,204

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2001, 2002 and 2003

				Retained	Unearned
		Additional		Earnings/	Stock
	Common	Paid-in	Treasury	Accumulated	Compensation	Subscriptions
	Stock	Capital	Stock	Deficit	Expense	Receivable	Total

January 1, 2001	$105	$2,527,456	—	$823,308	$(2,167,305)	—	$1,183,564
Non-cash compensation charges	—	—	—	—	2,167,305	—	2,167,305
Issuance of capital stock	143	13,040	—	—	—	—	13,183
Repurchase of capital stock	—	—	$(6,257,432)	—	—	—	(6,257,432)
Repurchase of stock options	—	(148,992)	—	—	—	—	(148,992)
Purchase of capital stock	(11)	(1,242,515)	—	—	—	—	(1,242,526)
Dividends on preferred stock	—	(740,530)	—	—	—	—	(740,530)
Net income (loss)	—	—	—	(2,039,721)	—	—	(2,039,721)

Balances — December 31, 2001	$237	$408,459	$(6,257,432)	$(1,216,413)	—	—	$(7,065,149)

Issuance of capital stock	—	(369,743)	2,360,933	(1,985,006)	—	—	6,184
Repurchase of stock options	—	(38,716)	—	—	—	—	(38,716)
Repurchase of capital stock	—	—	(73,512)	—	—	—	(73,512)
Dividends on preferred stock	—	—	—	(1,879,905)	—	—	(1,879,905)
Net income (loss)	—	—	—	142,158	—	—	142,158

Balances — December 31, 2002	$237	—	$(3,970,011)	$(4,939,166)	—	—	$(8,908,940)

Issuance of restricted stock	—	—	940,800	—	—	$(940,800)	—
Issuance of capital stock	—	—	2,132,749	(769,305)	—	(1,363,444)	—
Dividends on preferred stock	—	(546,084)	—	(1,542,676)	—	—	(2,088,760)
Non-cash compensation charges	—	1,584,794	—	—	—	—	1,584,794
Net income (loss)	—	—	—	2,454,106	—	—	2,454,106

Balances — December 31, 2003	$237	$1,038,710	$(896,462)	$(4,797,041)	—	$(2,304,244)	$(6,958,800)

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001, 2002 and 2003
and the Three Months Ended March 31, 2003 and 2004

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(2,039,721)	$142,158	$2,454,106	$532,700	$430,612
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion expense	1,511,694	3,290,987	7,473,800	1,559,335	2,342,206
Amortization of deferred financing costs	70,710	152,849	1,716,937	56,542	86,662
Non-cash compensation expense	2,167,305	—	1,584,795	—	261,468
Federal tax benefit of stock options exercised	—	—	—	—	90,366
Deferred income taxes	(677,766)	153,845	1,429,479	388,486	(356,211)
Loss on sale of assets	—	57,963	106,313	3,042	34,003
Cumulative effect of change in accounting principle	—	—	133,663	133,663	—
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable, net	(2,449,670)	658,130	(2,163,387)	(1,252,566)	(579,040)
(Increase) decrease in prepaid, deferred costs and other current assets	(670,244)	256,634	(1,204,762)	(667,020)	(1,775,781)
(Increase) decrease in inventory	(2,192,115)	1,292,751	523,409	675,552	15,256
(Increase) decrease in notes receivable, net	(1,602,566)	1,258,219	958,898	186,868	203,398
(Increase) decrease in other assets	38,990	(248,054)	(21,932)	254,507	(15,016)
(Increase) decrease in income tax receivable	(306,439)	307,138	—	—	—
Increase (decrease) in accounts payable	2,375,507	(3,701,121)	412,634	(87,454)	217,755
Increase in accrued liabilities	1,845,532	790,770	6,747,134	1,836,195	1,590,876
Increase in other liabilities	—	79,122	1,478,281	330,970	3,104,343

Net cash provided by (used in) operating activities	(1,928,783)	4,491,391	21,629,368	3,950,820	5,650,897
Cash flows from investing activities:
Additions to property and equipment	(2,029,229)	(2,280,546)	(7,299,492)	(2,011,508)	(4,024,302)
Sale of property and equipment	—	19,693	334,949	105,499	—
Additions to property and equipment related to acquisitions	(1,780,303)	(5,923,071)	(6,283,498)	(6,495,962)	—
Acquisition of merchant contracts and other intangibles	(3,686,296)	(6,838,891)	(16,415,487)	(805,400)	—

Net cash used in investing activities	(7,495,828)	(15,022,815)	(29,663,528)	(9,207,371)	(4,024,302)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	9,816,361	13,650,000	42,500,000	10,050,000	—
Repayments of long-term debt and capital leases	(4,293,419)	(4,205,862)	(29,863,194)	(3,910,291)	(21,989)
Issuance of preferred stock	14,712,796	1,899,983	—	—	—
Issuance of capital stock	13,183	6,184	—	—	56,070
Purchase of capital stock	(7,499,958)	(73,512)	—	—	—
Purchase of stock options	(148,992)	(38,716)	—	—	—
Proceeds from prepayment of employee loans	—	—	—	—	442,319
Debt issuance costs	(533,764)	(497,107)	(2,233,190)	—	—

Net cash provided by financing activities	12,066,207	10,740,970	10,403,616	6,139,709	476,400

Net increase in cash and cash equivalents	2,641,596	209,546	2,369,456	883,158	2,102,995
Cash and cash equivalents at beginning of period	333,165	2,974,761	3,184,307	3,184,307	5,553,763

Cash and cash equivalents at end of period	$2,974,761	$3,184,307	$5,553,763	4,067,465	7,656,758

Supplemental disclosure of cash flow information:
Cash paid for interest	$413,596	$579,681	$1,665,799	$269,226	$423,544
Cash paid (refunded) for income taxes	(70,000)	(328,559)	38,999	7,877	76,291

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(1)	Business and Summary of Significant Accounting Policies

(a)	Description of Business and Basis of Presentation

      Cardtronics, Inc. (the Company) owns and operates over 12,000 automated teller machines (ATMs) in all 50 states. The Company is the largest non-bank owner of ATMs in the United States and provides ATM management and equipment-related services to both nationally known, as well as small business, merchant customers. The Company typically enters into multi-year contractual relationships with its merchant customers.

      On June 4, 2001, Cardtronics Group, Inc. was formed. In connection with this formation:

•	Ralph Clinard contributed 3,710,000 shares of Card Pro, Inc. common stock to Cardtronics Group, Inc. in exchange for 927,500 shares of Cardtronics Group, Inc. common stock; and

•	Michael Clinard contributed 500,000 shares of Card Pro, Inc. common stock to Cardtronics Group, Inc. in exchange for 125,000 shares of Cardtronics Group, Inc. common stock.

      As a result of this transaction, Card Pro, Inc. became a wholly owned subsidiary of Cardtronics Group, Inc. There was no change in management. Immediately following this restructuring:

•	CapStreet II, L.P. contributed $95.37 to Cardtronics Group, Inc. in exchange for 953,709 shares of common stock and $11,191,137.22 in exchange for 11,191 shares of preferred stock;

•	CapStreet Parallel II, L.P. contributed $11.15 to Cardtronics Group, Inc. in exchange for 111,532 shares of common stock and $1,308,756.26 in exchange for 1,309 shares of preferred stock;

•	Cardtronics Group, Inc. redeemed an aggregate of 533,254 shares of its common stock held by Ralph and Mike Clinard for $11.73 per share, or $6,257,431.63; and

•	Cardtronics Group, Inc. contributed cash to Card Pro, Inc. to redeem shares of Cardpro common stock issued to employees of Cardpro upon the exercise of stock options.

      Following these transactions, Card Pro, Inc., now a wholly owned subsidiary of Cardtronics Group, Inc., was converted into a Delaware limited partnership named Cardtronics, L.P. In January 2004, the Company changed its name from Cardtronics Group, Inc. to Cardtronics, Inc.

      CapStreet II, L.P. and CapStreet Parallel II, L.P., together with The CapStreet Group, LLC, the ultimate general partner of each of CapStreet II, L.P. and CapStreet Parallel II, L.P., are referred to herein as The CapStreet Group. The CapStreet Group’s investment in Cardtronics’ stock was recorded at cost. The CapStreet Group made additional investments in the Company in late 2001 and early 2002. Following its last investment in early 2002, The CapStreet Group’s ownership interest in the Company totaled 74%.

(b)	Unaudited Interim Results

      The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and consolidated statements cash flows for the three months ended March 31, 2003 and 2004 and the consolidated statement of stockholders’ deficit for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2004. The financial data and other information disclosed in these notes to consolidated financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

(c)	Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Cardtronics GP, Inc., the general partner, and Cardtronics LP, Inc., the limited partner, of Cardtronics, LP, a limited partnership and the principal operating entity that holds all of the Company’s operating assets. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Significant accounts and transactions between the Company, including its subsidiaries, and its directors and officers are disclosed as related party transactions (note 4).

(d)	Cash and Cash Equivalents

      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash in bank and short-term deposit sweep accounts.

      The Company had a restricted cash balance in the amount of $281,009, $31,660 and $31,800 at December 31, 2002 and 2003 and March 31, 2004, respectively. The balance in 2002 consists primarily of $250,000 invested in a time deposit account related to an obligation due to a broker who provided services related to one of the Company’s acquisitions. In addition, the Company is required to maintain a $25,000 certificate of deposit at one of the banks that the Company utilizes to provide vault cash for the ATMs.

(e)	ATM Vault Cash

      The Company relies on agreements with Palm Desert National Bank and First Bank & Trust to provide it with all of the cash that it uses in its ATMs for which cash is not provided by the merchant. This cash is referred to as “vault cash” under federal banking regulations, and the Company refers to its vault cash arrangement with these providers as its cash management program. The Company pays a fee for its usage of this cash based on the total amount of the cash that it is using at any given time. This fee is reflected in the “Cost of ATM service revenues” line of our income statement.

      At all times during the use of this cash, it belongs to the cash providers, and the cash providers have the right to demand the return of all or any portion of their cash at any time upon the occurrence of certain events beyond our control. The Company does not have any right, title, claim or interest in the vault cash at any time nor does it have the capability of taking possession of the vault cash as all of its agreements with armored carriers expressly state that only the cash provider has the right to give instructions to the armored carriers. The cash provider’s ownership of and right to access the cash is not subject to any claims, set off, security interests or liens by the Company or anyone claiming by, through or under the Company. In addition, at no time does any of the vault cash pass through any bank account owned or controlled by the Company. Instead, when cash is dispensed from an ATM to a customer and that customer’s account is debited a corresponding amount, those debited funds are transmitted by the EFT network directly back to the respective cash provider and are never in a Company-controlled bank account. It is for these reasons that the vault cash does not appear on our financial statements.

      The amount of vault cash in the Company’s ATMs was approximately $65,900,000, $237,700,000 and $204,282,000 at December 31, 2002 and 2003 and March 31, 2004, respectively.

(f)	Accounts Receivable

      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks for ATM transaction revenues earned on transactions processed during the month ending

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

on the balance sheet date. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly and determines the allowance based on an analysis of its past due accounts. All past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(g)	Notes Receivable

      Notes receivable relate to ATM financing arrangements with terms that exceed one year. At the beginning of 2002, the Company discontinued the financing of the sale of ATMs through the notes receivable program. These notes typically bear interest at an implicit rate ranging from 8% to 10% that is recognized over the life of the note. The ATMs that are financed pursuant to these arrangements serve as collateral for the notes receivable.

      The allowance for doubtful notes is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes portfolio. The allowance is determined by using historical rates of default and extrapolating that data over the notes portfolio. Notes are written off against the allowance when all possible means of collection have been exhausted, and the potential for recovery is considered remote.

(h)	Inventory

      Inventory consists principally of ATMs, ATM spare parts and ATM supplies and is stated at the lower of cost or market. The ATMs, parts and supplies that are classified as inventory are primarily held for resale. ATMs that are on hand and are primarily acquired for future deployments are classified as “deployments in process” (DIPs)(see note 1(i)). Cost is determined using the average cost method.

	December 31,
			March 31,
	2002	2003	2004

ATMs	$428,562	$1,154,759	$1,479,575
ATM parts and supplies	747,068	593,464	637,725

Total	$1,175,630	$1,748,223	$2,117,300

(i)	Property and Equipment, net

      Property and equipment are stated at cost and depreciation is calculated using the straight-line method. The Company depreciates each class of equipment as follows: ATMs over seven years, leasehold improvements over seven years, capital maintenance over seven years, computers over three to five years, office equipment over seven years, furniture and fixtures over seven years, software over three years and vehicles over five years. The cost of property and equipment held under capital leases, primarily ATMs, is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Also included in property and equipment are new ATMs the Company has acquired for future installation and these ATMs are held as DIPs and are not depreciated. Depreciation expenses for property and equipment for 2002 and 2003 was $1,649,753 and $3,469,054, respectively. Depreciation expense for property and equipment for the three months ended March 31, 2003 and 2004 was $778,872 and $1,147,440, respectively. See note 1(q) regarding asset retirement obligations associated with the Company’s ATMs.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(j)	Intangible Assets, net

      Intangible assets include portfolios of merchant contracts/relationships acquired in connection with acquisitions of ATM assets (i.e., the right to receive future cash flows related to ATM transactions occurring at these merchant locations), exclusive license agreements (i.e., the right to be the exclusive ATM service provider, at specific locations, for the time period under contract with a merchant customer) and deferred financing costs relating to credit agreements (note 11). The purchase price of each acquired portfolio is based on the pool of underlying contracts acquired. The estimated fair value of each portfolio is based on a composite of the estimated net cash flows and useful lives of the underlying pool of contracts, including expected renewals. Amortization of each portfolio of merchant contracts/relationships is computed utilizing the straight-line method at rates based upon the composite estimated useful lives of the underlying pool of merchant contracts/relationships in the portfolio. Estimated useful lives of each portfolio of merchant contracts/relationships are determined by management of the Company and are based on a review of the weighted average life of the expected after-tax cash flows from the underlying pool of merchant contracts/relationships and the terms of the contracts themselves, as well as the Company’s expectations based on industry experience. Estimated useful lives for all intangibles range from four to eight years.

      During 2001, 2002 and 2003, the Company amortized intangible assets of $554,409, $1,641,234 and $3,842,429, respectively. As of December 31, 2003, estimated amortization expense for each of the five succeeding years is expected as follows:

	Amortization Expense for the Next Five Years:

As of December 31, 2003	2004	2005	2006	2007	2008

Contract intangibles	$4,533,796	$3,630,066	$3,520,771	$3,275,944	$3,175,704
Exclusive license agreements	63,406	63,233	63,233	63,233	1,707

Total	$4,597,202	$3,693,299	$3,584,004	$3,339,177	$3,177,411

      Estimated future amortization expense is based on intangible amounts recorded as of December 31, 2003.

(k)	Income Taxes

      The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before provision for income taxes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at current income tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(l)	Impairment of Long-Lived Assets

      The Company places significant value on the installed ATMs that it owns and manages in merchant locations and the portfolio of merchant contracts/relationships. In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased contract intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A portfolio of purchased contract intangibles could be impaired if the contract attrition rate is materially more than the rate used to estimated its present value or there is a decline in the number of transactions. Whenever events or changes in circumstances indicate

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

that a portfolio of merchant contracts/relationships may be impaired, the Company evaluates the recoverability of the portfolio by measuring its carrying amount against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The Company does not believe that any impairment of its intangibles or other long-lived assets has occurred.

(m)	Use of Estimates in the Preparation of Financial Statements

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of intangibles and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those assumed in the Company’s estimates.

(n)	Revenue Recognition

      Substantially all of the Company’s revenues are generated from ATM transaction-based fees and services under its merchant arrangements. The Company has three types of merchant arrangements: turnkey, merchant-owned and merchant-assisted. The sources of revenues under each of these arrangements are the same. They are surcharge fees, interchange fees, branding fees, service fees and monthly maintenance fees. The Company accounts for surcharge fees, interchange fees and branding fees by recognizing them at the time the ATM transactions are processed. Service fees are recognized at the time the service is performed. The Company offers a maintenance agreement to certain customers purchasing ATMs. The Company recognizes maintenance agreement revenue monthly as earned, and expenses relating to repairs under maintenance agreements as incurred. The Company recognizes revenue related to the sale of ATMs when the equipment is delivered to the merchant customer and the Company has completed all required installation and set-up procedures.

      The Company’s other revenues are derived from sales of equipment to associate value-added resellers (VARs). The Company does not expect to generate future ATM service revenues from these transactions, and, accordingly, segregates the presentation of these revenues from the Company’s ATM transaction-based revenues. The Company recognizes and invoices revenue related to the sale of equipment to VARs when the equipment is shipped from the manufacturer to the VAR. We extend thirty day terms and receive payment directly from the VAR irrespective of ultimate sale to a third party.

(o)	Net Income and Loss per Share

      The Company reports net income or loss per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share (EPS). Under SFAS No. 128, basic EPS, which excludes dilution, is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Net income or loss available to common stockholders represents reported net income or loss less dividends on the series A redeemable preferred stock (preferred stock).

      Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Dilutive EPS includes in-the-money stock options using the treasury stock method. During a net loss period, the assumed exercise of in-the-money stock options has an anti-dilutive effect, and therefore are excluded from the computation of dilutive EPS.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

      Per share information is based on the weighted-average number of common shares outstanding during each period for the basic computation and, if dilutive, the weighted-average number of potential common shares resulting from the assumed conversion of outstanding stock options, warrants, convertible preferred stock and convertible senior notes for the diluted computation.

      A reconciliation of the numerators and denominators of the basic and diluted per share computations is as follows:

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Income (loss) before cumulative effect of change in accounting principle	$(2,039,721)	$142,158	$2,587,769	$666,363	$430,612
Dividends on preferred stock	740,530	1,879,905	2,088,760	496,036	553,690

Income (loss) before cumulative effect of change in accounting principle available to common stockholders	(2,780,251)	(1,737,747)	499,009	170,327	(123,078)
Cumulative effect of change in accounting principle	—	—	133,663	133,663	—

Net income (loss) available to common stockholders	$(2,780,251)	$(1,737,747)	$365,346	$36,664	$(123,078)

Denominator for basic earnings per share — weighted average number of common shares outstanding during the period	1,366,863	2,024,890	2,078,057	2,032,228	2,230,204
Incremental common shares attributable to exercise of outstanding dilutive options	—	—	66,732	28,863	—

Denominator for diluted earnings per share	1,366,863	2,024,890	2,144,789	2,061,091	2,230,209
Per common share — basic:
Income (loss) before cumulative effect of change in accounting principle	$(2.03)	$(0.86)	$0.24	$0.08	$(0.06)
Cumulative effect of change in accounting principle	—	—	0.06	0.06	—

Net income (loss) available to common stockholders	$(2.03)	$(0.86)	$0.18	$0.02	$(0.06)

Per common share — diluted:
Income (loss) before cumulative effect of change in accounting principle	$(2.03)	$(0.86)	$0.23	$0.08	$(0.06)
Cumulative effect of change in accounting principle	—	—	0.06	0.06	—

Net income (loss) available to common stockholders	$(2.03)	$(0.86)	$0.17	$0.02	$(0.06)

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(p)	Stock Based Compensation

      The Company accounts for stock based compensation plans in accordance with the intrinsic value based method of Accounting Principles Board Opinion No. 25 as permitted by SFAS No. 123 and SFAS No. 148. Compensation cost related to stock options issued to employees is calculated on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a straight-line basis over the vesting period, generally four years. The Company also recognized compensation expense relating to accelerated vesting of options and variable plan accounting related to a restricted stock grant. The Company recognized $2,167,305, $0, $1,584,795, $0 and $261,468 of compensation expense during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively. Had compensation cost for the plans been determined based on the fair value method at the grant dates as specified in SFAS No. 123, the Company’s net earnings would have been reduced to the following pro forma amounts:

				Three Months Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Net income (loss), as reported	$(2,039,721)	$142,158	$2,454,106	$532,700	$430,612
Add: Stock-based employer compensation expense included in reported net loss, net of tax	1,453,330	—	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,459,461)	—	—	—	(12,207)

Net income (loss), as adjusted	(2,045,852)	142,158	2,454,106	532,700	418,405
Dividends on preferred stock	740,530	1,879,905	2,088,760	496,036	553,690

Net income (loss) available to common stockholders, as adjusted	$(2,786,382)	$(1,737,747)	$365,346	$36,664	$(135,285)

Income (loss) per common share — basic
As reported	$(2.03)	$(0.86)	$0.18	$0.02	$(0.06)
As adjusted	(2.04)	(0.86)	0.18	0.02	(0.06)
Income (loss) per common share — diluted
As reported	$(2.03)	$(0.86)	$0.17	$0.02	$(0.06)
As adjusted	(2.04)	(0.86)	0.17	0.02	(0.06)

      Additional information regarding the stock option plans is included in note 3. Black-Scholes assumptions for 2004 grants:

Expected dividend yield	0%
Expected stock price volatility	35.5%
Risk-free interest rate	2.91%
Expected life of options	5%

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(q)	New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. SFAS 143 requires the Company to estimate the fair value of future retirement costs associated with its ATMs. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred and can be reasonably estimated. Such asset retirement costs are to be capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations will generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is to be recorded as an operating expense. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002, with initial application as of the beginning of the fiscal year. The adoption of SFAS 143 resulted in the recognition of: (i) liabilities amounting to $1,641,870 for contingent retirement obligations under certain merchant contracts (included in other long-term liabilities on the Company’s consolidated balance sheet); (ii) asset retirement costs amounting to $1,561,407 (included in property and equipment on the Company’s consolidated balance sheet); and (iii) a charge for the cumulative effect of the change in accounting principle amounting to $133,663 (net of related income tax benefit of $80,026). Accretion expense related to liabilities for contingent retirement obligations (included in depreciation and accretion on the Company’s consolidated statement of operations) amounted to $162,317 for the year ended December 31, 2003. At December 31, 2003, liabilities for contingent retirement obligations amounted to $3,004,957. Accretion expense related to liabilities for contingent retirement obligations (included in depreciation and accretion on the Company’s consolidated statement of operations) amounted to $51,974 for the three months ended March 31, 2004. At March 31, 2004, liabilities for contingent retirement obligations amounted to $3,060,627.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS 148). SFAS 148 amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the provisions of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results of operations. Certain of the disclosure modifications are required for interim and annual periods ending after December 15, 2002 and are included in the notes to these consolidated financial statements (see note 3).

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 requires that mandatorily redeemable financial instruments issued in the form of shares be classified as liabilities, and specifies certain measurement and disclosure requirements for such instruments. The provisions of SFAS 150 were effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on the Company’s financial statements.

(2)	Acquisitions

      During 2001, the Company acquired a total of 23 merchant contracts/relationships representing approximately 878 ATMs through two separate ATM asset acquisitions. The cost of the acquisitions totaled $5,750,000 and the purchase price was allocated $1,780,000 to ATM equipment (recorded as property and equipment in the accompanying consolidated balance sheet), $40,000 to inventory and

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

$3,930,000 to merchant contracts/relationship (recorded as an intangible asset in the accompanying consolidated balance sheet). Total consideration paid represented the fair value of the ATM assets as of the acquisition dates.

      During 2002, the Company acquired a total of 30 merchant contracts/relationships representing approximately 1,125 ATMs through two separate ATM asset acquisitions. The cost of the acquisitions totaled $13,130,000 and the purchase price was allocated $5,920,000 to ATM equipment, $370,000 to inventory and $6,840,000 to merchant contracts/relationships. Total consideration paid represented the fair value of the ATM assets as of the acquisition dates.

      During 2003, the Company acquired more than 1,200 merchant contracts/relationships representing approximately 3,690 ATMs through four separate ATM asset acquisitions. The cost of the acquisitions totaled $23,480,000 and the purchase price was allocated $6,330,000 to ATM equipment, $660,000 to inventory and $16,490,000 to merchant contracts/relationships. Total consideration paid represented the fair value of the ATM assets as of the acquisition dates.

(3)	Stock Compensation

      In June 2001, the board of directors of the Company approved a stock option plan that permits the Company to grant stock options to employees. Stock options generally vest over a four-year period and expire ten years after the grant date. The Company has reserved 476,114 shares for issuance under the 2001 Stock Incentive Plan. A summary of the 2001 Stock Incentive Plan as of December 31, 2003 is presented below:

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Beginning balance	209,000	$0.12	357,483	$5.41	392,556	$7.03
Granted	272,999	7.05	70,839	11.73	—	—
Exercised	124,516	0.12	35,766	0.20	181,820	7.50
Forfeited	—	—	—	—	—	—

Ending balance	357,483	$5.41	392,556	$7.03	210,736	$6.62

Weighted average of fair value of options:
Granted	272,999	—	70,839	—	—	—
Exercised	124,516	$11.63	35,766	—	181,820	—

      Additional information regarding options outstanding as of December 31, 2003, is as follows:

		Weighted
		Average	Shares
Exercise price	Shares	Remaining Life	Exercisable

$0.04	37,001	—	37,001
0.20	11,717	—	11,717
5.88	86,854	0.76	33,085
11.73	75,146	1.15	10,384

      The weighted-average fair value at date of grant of options granted during 2001 and 2002 were $0.00 and $0.00, respectively. See note 1 for a tabular presentation of the pro forma effect of the Company’s net

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

income (loss) and income (loss) per share as if compensation had been recognized for stock options issued at their fair value on the date of the grant. Fair values were estimated using the Black-Scholes option-pricing model with the weighted-average assumptions of total fair value/ total shares outstanding presented above.

      Black-Scholes assumptions:

	2001	2002	2003

Expected dividend yield	—	—	—
Expected stock price volatility	—	—	—
Risk-free interest rate	5.39%	3.97%	—
Expected life of options	5.00	5.00	—

(4)	Related Party Transactions

      The CapStreet Group owns a minority interest in Susser Holdings, LLC; a majority interest in MessagePro, Inc.; and, indirectly, a majority interest in Talent Tree Employhr Services, Inc. (TTHR). The Company engages in business activities in the normal course of business with each of these entities. Payments to MessagePro, a call center company, and to TTHR, a human resource and payroll service company, each represented significantly less than one percent of our total operating expenses for the year ended December 31, 2003 and the three months ended March 31, 2004. Susser Holdings, for whom the Company provides ATM management services, accounted for less than 5% of our total revenues for the year ended December 31, 2003 and the three months ended March 31, 2004.

      Fred R. Lummis, the chairman of the Company’s board of directors, is also a managing director of The CapStreet Group, LLC, the ultimate general partner of CapStreet II and CapStreet Parallel II. Frederick W. Brazelton, one of the Company’s directors, is also a partner of The CapStreet Group, LLC. Ron Coben, one of the Company’s directors, is also the president and chief executive officer of MessagePro, Inc. The CapStreet Group owns a majority interest in MessagePro, Inc., and Fred R. Lummis and Frederick W. Brazelton are each members of the board of directors of MessagePro, Inc. Our board members are reimbursed for customary travel expenses and meals.

      The Company’s significant stockholders and affiliates have not incurred any costs, including those related to executive compensation, on behalf of the Company.

Investors Agreement

      On June 4, 2001, the Company entered into an investors agreement with CapStreet II, CapStreet Parallel II, Ralph H. Clinard, a current director and the Company’s then president and chief executive officer, Michael H. Clinard, the Company’s chief operating officer, Brian R. Archer, the Company’s executive vice president of marketing, and the other stockholders of the company. All of the Company’s stockholders are parties to the investors agreement. It is currently anticipated that this agreement will be terminated in connection with the Company’s proposed initial public offering (see note 20).

      Registration Rights. The investors agreement grants CapStreet II (on behalf of itself, CapStreet Parallel II and any permitted transferee thereof) the right to demand that the Company file a registration statement with the SEC to register the sale of all or a portion of their shares of common stock. Subject to certain limitations, the Company will be obligated to register these shares upon the demand of The CapStreet Group, for which the Company will be required to pay the registration expenses. In connection with any registration, the Company will indemnify each holder of registrable securities covered by a

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

registration statement against liabilities arising out of or related to such registration statement or the preliminary prospectus or prospectus included as part of such registration statement.

Transactions with the Company’s Directors and Officers

      Prior to the completion of this offering, the Company had loans outstanding to the following individuals: Mr. Antonini, who borrowed $940,800 from us during 2003 to purchase 80,000 of the Company’s restricted shares, of which $940,800 is currently outstanding; Mr. Michael Clinard, who borrowed $292,530 from us during 2003 to exercise stock options and purchase 43,484 shares of the Company’s common stock, of which $292,530 is currently outstanding; and Mr. Upton, who borrowed $131,205 from us during 2003 to exercise stock options and purchase 21,104 shares of the Company’s common stock, of which $131,205 is currently outstanding. Additionally, Mr. Ralph Clinard borrowed $442,319 from us during 2003 to exercise stock options and purchase 64,938 shares of the Company’s common stock. Mr. Ralph Clinard repaid his loan in full on January 15, 2004. The rate of interest on each of these loans is 5% per annum. Concurrent with the closing of this offering, the outstanding loans will be refinanced through unaffiliated third-party commercial loan arrangements. In addition to the loans described above, the Company has extended loans to other non-executive officers in an aggregate amount of $373,603 in connection with the exercise of options.

      The Company has issued and outstanding shares of preferred stock, which are held by CapStreet II and CapStreet Parallel II. The preferred stock is not convertible by its terms into common stock. The Company plans to redeem all shares of its preferred stock and pay all the accrued and unpaid amounts on the preferred stock with a portion of the proceeds of the offering (see note 20).

      Pursuant to a restricted stock agreement dated January 20, 2003, the Company sold Jack Antonini, the president and chief executive officer of the Company, 80,000 shares of common stock in exchange for a promissory note in the amount of $940,800. This $940,800 represents a purchase price of $11.76 per share, the fair value of the Company’s common stock on January 20, 2003. The fair value of the Company’s common stock on February 4, 2004 was $52.00. The agreement permits the Company to repurchase a portion Mr. Antonini’s shares prior to January 20, 2007 in certain circumstances. The agreement also contained a provision allowing Mr. Antonini to “put” to the Company an amount of his shares sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, the Company and Mr. Antonini amended the restricted stock agreement to remove Mr. Antonini’s “put” right. The Company anticipates that Mr. Antonini will repay in full his promissory note in connection with the Company’s initial public offering. The compensation expense the Company recognized as a result of the sale of the common stock to Mr. Antonini, which was $1,584,795 in 2003, has been reflected in the Company’s financial statements using variable accounting treatment for the period from January 20, 2003 to the date of the amendment of the agreement.

(5) Prepaid, Deferred Costs, and Other Current Assets

      A summary of prepaid, deferred costs, and other current assets expense is as follows:

	December 31,
			March 31,
	2002	2003	2004

Prepaids	$486,211	$1,220,454	$2,113,149
Deferred IPO costs	86,286	556,805	1,263,646
Other current assets	—	—	176,245

Total	$572,497	$1,777,259	$3,553,040

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(6) Property and Equipment, net

      A summary of property and equipment is as follows:

	December 31,

	2002	2003	March 31, 2004

ATM equipment and related costs	$13,847,671	$27,236,773	$30,498,824
Office furniture, fixtures, and other	1,998,318	3,129,365	3,305,525

Total	15,845,989	30,366,138	33,804,349
Less accumulated depreciation	3,034,438	6,230,644	7,210,329

Net property and equipment	$12,811,551	$24,135,494	$26,594,020

(7) Intangible Assets, net

      A summary of intangible assets is as follows:

	December 31,

	2002	2003	March 31, 2004

Contract intangibles	$11,429,021	$27,669,639	$27,595,312
Exclusive license agreements	—	307,000	307,000
Loan origination fees	1,030,870	1,660,219	1,660,219

Total	12,459,891	29,636,858	29,562,531
Less accumulated amortization	2,420,747	6,276,194	7,431,321

Net intangible assets	$10,039,144	$23,360,664	$22,131,210

(8) Preferred Stock

      On June 4, 2001, the Company issued 12,500 shares of preferred stock in exchange for $12,500,000 in cash. On December 10, 2001, the Company issued 500 shares of preferred stock in exchange for $500,000 in cash. On December 21, 2001, the Company issued 2,500 shares of preferred stock in exchange for $2,500,000 in cash. On January 23, 2002, the Company issued 2,000 shares of preferred stock in exchange for $2,000,000 in cash.

      The preferred stock has a provision requiring the Company to redeem the preferred stock upon the occurrence of certain events, including an initial public offering by the Company that results in the Company receiving gross proceeds of at least $40 million. The preferred stock also has a liquidation provision. Upon the occurrence of a Liquidating Event, as defined in the Certificate of designations, preferences and rights, the holders of preferred stock are entitled to a preference in an amount equal to their original investment plus an accreted amount equal to the issue price of the preferred stock multiplied by 10% per annum, compounded quarterly, from the date of issuance. No other dividends accumulate or are paid on the preferred stock.

      The Company had 17,500 shares of preferred stock outstanding at December 31, 2003 and March 31, 2004, in an amount of $16,612,928, net of issuance costs of $887,072. All of the preferred stock is owned by CapStreet II and CapStreet Parallel II.

      The Company plans to redeem all shares of preferred stock and pay all the accrued and unpaid amounts on the preferred stock with a portion of the proceeds of the offering (see note 20).

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(9) Accrued Liabilities

      The Company’s accrued liabilities include accrued vault cash fees, maintenance obligations, and fees owed to merchants. Other accrued expenses include processing, sales tax, compensation, armored fees and other miscellaneous charges. A summary of the Company’s accrued liabilities is as follows:

	As of December 31,
			As of March 31,
	2002	2003	2004

Accrued vault cash fees	$286,125	$925,737	$818,995
Accrued maintenance	—	1,819,767	748,902
Accrued merchant fees	496,420	1,171,405	1,263,423
Accrued armored expenses	307,505	848,460	1,351,502
Accrued IPO expenses	—	418,868	849,041
Other accrued expenses	2,451,429	4,965,747	6,201,708

Total	$3,541,479	$10,149,984	$11,233,571

      The other insignificant items that make up a substantial portion of the other accrued expenses include accrued bonuses, accrued property tax, accrued sales and use tax, accrued communication fees, accrued purchases, accrued processing fees payable and accrued professional and audit fees.

(10) Obligations Under Capital Leases

      At December 31, 2002 and 2003, the Company was committed under capital leases which expire on various dates through 2004. Minimum lease rentals have been capitalized and the related asset and obligation recorded using the interest rate implicit in the lease (ranging from 8.77% to 13%). At December 31, 2002 and 2003, the gross amount of ATM equipment and related accumulated amortization recorded under capital leases were as follows:

	2002	2003

ATMs	$1,577,488	$1,577,488
Less accumulated amortization	951,225	1,176,581

Net book value	$626,263	$400,907

      The Company also has several operating leases, primarily for ATMs, that expire at various times during the next three years. Rental expense under these leases for the periods ended December 31, 2002 and 2003 was approximately $2,991,931 and $4,827,857, respectively.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

      Future minimum capital lease payments and future minimum lease payments under operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2003 are as follows:

	Capital	Operating
	leases	leases

2004	$56,055	$4,796,966
2005	—	3,252,275
2006	—	2,665,588
2007	—	707,638
2008	—	264,000
Thereafter	—	264,000

Total minimum lease payments	$56,055	$11,950,467

Less amounts representing interest	1,587

Present value of net minimum capital lease payments	54,468
Less current installments of obligations under capital leases	54,468

Obligations under capital leases, excluding current installments	$0

(11) Long-Term Debt

      Borrowings under the Company’s line of credit and long-term notes payable at December 31, 2002 and 2003 and March 31, 2004 consist of the following:

	December 31,
			March 31,
	2002	2003	2004

Credit facility bearing interest at LIBOR + 4.0% (5.18% at December 31, 2003), principal repayable quarterly starting March 2004, $5,564,650 prepaid up to March 31, 2005 and $5,564,650 prepaid for March 31, 2008	$17,950,000	$31,370,701	$31,370,701
Revolving credit loan facility bearing interest at LIBOR + 3.5% (4.92% at December 31, 2002), principal repayable at maturity in September 2006	300,000	—	—
Notes payable bearing interest at rates ranging from 2.9% to 9.7% payable in monthly installments ranging from $418 to $573 including interest with final payment due dates ranging from August 1, 2003 to October 15, 2005 repaid in 2003.	224,713	—	—

Total	18,474,713	31,370,701	31,370,701
Less current portion	3,666,157	—	1,341,600

Total excluding current portion	$14,808,556	$31,370,701	$30,029,100

      The Company has prepaid $11,129,300 of the amount due under its credit facility, $5,564,650 of which represented prepayment of amounts due in quarters immediately prior to March 31, 2005 and $5,564,650 of which represented prepayment of amounts due in quarters immediately prior to March 31, 2008.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

      Maturities of long-term debt are as follows:

Amount

Year ending December 31:
2004	—
2005	$6,122,850
2006	7,437,500
2007	13,812,500
2008	3,997,851

Total	$31,370,701

      In September 2002, the Company amended its Credit Agreement with BNP Paribas. The amendment added Southwest Bank of Texas, NA and General Electric Capital Corporation, as lenders, and increased the maximum principal amount available under the Acquisition Loan Facility from $10,000,000 to $25,000,000. In addition, certain financial covenants and payment terms were amended.

      In May 2003, the Credit Agreement was amended again and the existing borrowed amount in the Acquisition Loan Facility was rolled into a Term Loan in the amount of $25,000,000. In addition, an Acquisition Loan Facility was reestablished in the amount of $10,000,000 and the Revolving Credit Loan was brought forward in the amount of $5,000,000. In addition, certain financial covenants and payment terms were amended.

      In August 2003, the Company amended the credit agreement to add Compass Bank, Bank of America, N.A. and Wells Fargo Bank Texas, N.A., as lenders. The existing outstanding loans including money borrowed for an acquisition was rolled into a new Term Loan in the amount of $42,500,000. A new Acquisition Facility Loan was established in the amount of $15,000,000, which allows for permitted acquisition advances provided the Company meets the conditions required under the terms of the Credit Agreement, and the Revolving Credit Loan was increased to $7,500,000, which permits the Company to make draws and repayments in accordance with the terms of the Credit Agreement. The borrowing spread on LIBOR loans was increased from 3.5% to 4.0% and the unused loan commitment fee is 0.5% on the average daily unused amount of the Acquisition Facility Loan and the Revolving Credit Loan. In addition, certain financial covenants and payment terms were amended.

      At December 31, 2002 and 2003 and March 31, 2004, the Company had $300,000, $0 and $0 respectively, outstanding under the Revolving Credit Loan Facility and $1,000,000 in an outstanding letter of credit at December 31, 2002 and 2003 and March 31, 2004. Interest on the Revolving Credit Loan is calculated at LIBOR plus 3.5% or 4% depending on the agreement in force at the time of the draw or rollover of the draw (no advance outstanding at December 31, 2003 and March 31, 2004). The Revolving Credit Loan Facility matures in August 2008.

      At December 31, 2003 and March 31, 2004, the Company had no amounts outstanding under the Acquisition Loan Facility. Principal on the Acquisition Loan Facility is payable in quarterly installments beginning September 30, 2004 in annual amounts of 10% of the principal balance in 2004, 21.25% of the principal balance in 2005, 23.75% of the principal balance in 2006, 28.75% of the principal balance in 2007, and 16.25% of the principal balance in 2008. Interest on the line of credit is calculated at LIBOR plus 4.0%. The Acquisition Loan Facility matures in August 2008.

      At December 31, 2003 and March 31, 2004, the Company had $31,370,701 outstanding under the Term Loan. Principal on the Term Loan is payable in quarterly installments beginning March 31, 2004 in annual amounts that increase over the life of the loan starting at 12.5% of the balance in 2004, 15% of the

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

principal balance in 2005, 17.5% of the principal balance in 2006, 32.5% of the principal balance in 2006, and 22.5% of the principal balance in 2007. The company has prepaid all payments that are due in 2004 and has prepaid $5,564,650 of the amounts due in 2008. Interest on the line of credit is calculated at LIBOR plus 4%, bearing an interest rate of 5.18% and 5.12% at December 31, 2003 and March 31, 2004, respectively. The Term Loan matures in July 2008.

      Borrowings are secured by a lien on substantially all of our assets and contain customary covenants and events of default. The Credit Agreement requires the Company to meet, among other factors, certain financial covenants and ratios. As of December 31, 2002 and 2003 and March 31, 2004, the Company was in compliance with these covenants.

(12) Employee Benefits

      The Company offers a 401(k) plan to the employees but does not make matching contributions.

      In conjunction with the change in ownership described in note 1(a), all options to purchase common stock of Cardpro, Inc. outstanding on June 4, 2001 vested immediately. In addition, all remaining outstanding options for the stock of the Company, formerly Cardpro, Inc., were converted into options to purchase common stock of the Company. As a result, the Company recognized as compensation expense the remaining unearned portion of deferred compensation related to these options. Compensation expense recognized in 2001 totaled $2,167,305.

(13) Commitments and Contingencies

      At December 31, 2002 and 2003 and March 31, 2004, the Company had a letter of credit in the amount of $1,000,000 outstanding in connection with the Revolving Credit Loan Facility (see note 11).

      The following table and discussion reflect the Company’s significant contractual obligations and other commercial commitments as of December 31, 2003:

Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter

	(in thousands)
Long-term debt	$31,371	—	$6,123	$7,438	$13,812	$3,998	—
Capital lease obligations	56	$56	—	—	—	—	—
Operating lease obligations	11,950	4,797	3,251	2,666	708	264	$264

Total contractual cash obligations	$43,377	$4,853	$9,374	$10,104	$14,520	$4,262	$264

      The Company has prepaid $11,129,300 of the amount due under its credit facility, $5,564,650 of which represented prepayment of amounts due in quarters immediately prior to March 31, 2005 and $5,564,650 of which represented prepayment of amounts due in quarters immediately prior to March 31, 2008.

(14) Asset Retirement Obligations

      We changed our method of accounting for asset retirement obligations in accordance with SFAS No. 143 effective January 1, 2003. Under SFAS No. 143, we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of the fair value can be made. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

      The cumulative effect of the change on prior years resulted in an after-tax charge to income of $133,663 (net of income taxes of $80,026), or $0.06 diluted earnings per share for the year ended December 31, 2003. The effect of the change in 2003 was to decrease income before the cumulative effect of the accounting changes by approximately $213,689 related to depreciation and accretion expense recorded during the period. The pro forma effects of the application of SFAS No. 143 as if the statement had been adopted on January 1, 2001 (instead of January 1, 2003) are presented below (pro forma amounts assuming the accounting change is applied retroactively, net of tax):

	2001	2002	2003
	Pro Forma	Pro Forma	Actual

Net income (loss)	$(2,039,721)	$142,158	$2,454,106
Dividends on preferred stock	740,530	1,879,905	2,088,760

Net income (loss) available to common stockholders as reported	(2,780,251)	(1,737,747)	365,346
(Increase) decrease in depreciation expense	(18,010)	(64,831)	82,841
(Increase) decrease in accretion expense	(11,168)	(39,654)	50,822

Net income (loss) available to common stockholders, as adjusted	$(2,809,429)	$(1,842,232)	$499,009

Income (loss) per common share — basic
As reported	$(2.03)	$(0.86)	$0.18
As adjusted	(2.06)	(0.91)	0.24
Income (loss) per common share — diluted
As reported	$(2.03)	$(0.86)	$0.17
As adjusted	(2.06)	(0.91)	0.23

      Asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The fair value of the liability is calculated by taking each individual ATM that is subject to contractual provisions that the site of the installation must be restored upon removal of the ATM and calculating that expense by figuring a weighted average cost of a deinstallation of an ATM and the restoration of that site (restoration cost). That weighted average of the restoration cost is multiplied by an inflation factor consistent with the Consumer Price Index and then a present value calculation is performed on that number that considers the risk free interest rate plus the Company’s incremental borrowing rate. That number produces a single amount that when combined with all other assets under the same contractual obligation is summed up to the Company’s entire asset retirement obligation. Based on that calculation, the Company then accretes the asset retirement obligation to the future expected obligation over a period of seven years on a straight-line basis. We are legally required to perform this deinstall and restoration work. In accordance with SFAS No. 143, for each ATM we recognize the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over seven years. No liability is recognized for those assets of the Company that are under an operating lease. In accordance with SFAS 13 those costs are accrued as minimum lease payments and expensed.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

      The following table describes changes to our asset retirement obligation liability for the periods presented:

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

Asset retirement at the beginning of period	$1,641,870	$3,004,957
Additional ATMs	1,200,770	86,254
Accretion expense	162,317	51,974
Reductions	—	(82,558)

Total	$3,004,957	$3,060,627

      The actual and pro forma asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (instead of January 1, 2003) were as follows:

	2001	2002	2003

Liability for asset retirement — beginning	—	$442,162	$1,641,870
Liability for asset retirement — ending	$442,162	1,641,870	3,004,957

(15) Litigation

      The Company is not engaged in or aware of any current litigation, and it is the opinion of management, after consultation with legal counsel, that there are no legal matters which will have a material affect on the results of operations or consolidated financial condition of the Company.

(16) Income Taxes

      Income tax expense (benefit) based on income (loss) before income taxes and cumulative effect of accounting change consists of:

	2001	2002	2003

Current:
U.S. federal	$(319,121)	—	$27,764
State and local	(79)	—	54,002

Total current	$(319,200)	—	$81,766

Deferred:
U.S. federal	$(677,766)	$81,942	$1,313,225
State and local	—	71,903	116,254

Total deferred	(677,766)	153,845	1,429,479

Total	$(996,966)	$153,845	$1,511,245

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

      Income tax expense (benefit) differs from amounts computed by applying the statutory rate to income (loss) before taxes as follows for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Income tax expense at the statutory rate of 34%	$(1,032,474)	$100,641	$1,393,665
State tax net of federal benefit	(51)	47,456	116,172
Other	35,559	5,748	1,408

Income tax expense on income before income taxes and cumulative effect of accounting change	(996,966)	153,845	1,511,245
Income tax (benefit) allocated to cumulative effect of accounting change	—	—	(80,026)

Total tax provision	$(996,966)	$153,845	$1,431,219

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003:

	2002	2003

Current deferred tax assets:
Net operating loss carryforward	$1,188,461	$1,027,668
Reserve for note receivable	89,361	89,361
Employment agreements	351,344	97,104
Bad debt reserve	29,960	26,148
Accrued repurchase obligation	64,580	30,558
Other	4,569	32,427

Current deferred tax assets	1,728,275	1,303,266

Noncurrent deferred tax assets:
Notes receivable reserve	105,272	55,350
FAS 143 deinstallation costs	—	196,227

Noncurrent deferred tax assets	105,272	251,577
Noncurrent deferred tax liabilities:
Property, plant and equipment	(1,033,260)	(1,920,988)
Deployment costs	(207,722)	(390,743)

Noncurrent deferred tax liabilities	(1,240,982)	(2,311,731)

Net deferred tax asset (liability)	$592,565	$(756,888)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(17) Significant Suppliers

      The Company purchased inventory from two suppliers that accounted for 33% and 65% of total ATM purchases for the year ended December 31, 2002, respectively. These suppliers accounted for 11% and 82% of total ATM purchases for the year ended December 31, 2003, respectively. These suppliers accounted for 2% and 88% of total ATM purchases for the three months ended March 31, 2004, respectively. Accounts payable to these suppliers represent 11% and 18%, respectively, of the accounts payable balance at December 31, 2002. Accounts payable to suppliers represent 0% and 31%, respectively, of the accounts payable balance at December 31, 2003. Accounts payable to suppliers represent 1% and 57%, respectively, of the accounts payable balance at March 31, 2004.

(18) Segment Information and Geographical Information

      The Company considers its business activities a single reporting segment as it derives at least 90% of its revenue and results of operations from one business segment representing ATM revenues. The following table contains information on the revenues derived from our largest services in this segment:

	Year Ended December 31,						Three Months Ended March 31,

	2001	% of Total	2002	% of Total	2003	% of Total	2003	% of Total	2004	% of Total

	(In thousands)
ATM revenues:
ATM service revenues:
Surcharge fees	$23,936	53.1%	$41,121	59.8%	$69,934	63.3%	$12,646	61.1%	$21,368	64.4%
Interchange fees	8,734	19.4	16,537	24.0	29,051	26.3	5,039	24.3	8,988	27.1
Branding fees	—	0.0	—	0.0	1,050	1.0	13	0.1	382	1.2
Other ATM service revenues	1,558	3.5	1,739	2.5	2,324	2.1	440	2.1	752	2.3

Total ATM service revenues	34,228	75.9	59,397	86.4	102,359	92.7	18,138	87.6	31,490	95.0

ATM product sales	9,249	20.5	2,844	4.1	2,309	2.1	1,155	5.6	357	1.0

Total ATM revenues	43,477	96.4	62,241	90.5	104,668	94.8	19,293	93.1	31,847	96.0
Other revenues	1,610	3.6	6,545	9.5	5,774	5.2	1,421	6.9	1,311	4.0

Total revenues	$45,087	100.0%	$68,786	100.0%	$110,442	100.0%	$20,714	100.0%	$33,158	100.0%

      During 2002, the Company had one merchant customer that represented 14% of its revenue. During 2003 and the three months ended March 31, 2004, the Company had no single merchant customer that represented 10% or more of revenues. All revenues are generated in the United States of America.

(19) Cash Management Program

      The Company relies on agreements with Palm Desert National Bank and First Bank & Trust to provide the Company with all of the cash that the Company uses in approximately 4,700 of its ATMs. This cash is referred to as “vault cash” under federal banking regulations. As of December 31, 2003, the balance of cash from these providers held in the Company’s ATMs was $237.7 million and as of March 31, 2004 the balance was $204.3 million. The Company pays a fee for its usage of the cash based on the total amount of the cash that the Company is using at any given time. At all times during the Company’s use of this cash, it belongs to the cash providers, and the cash providers have the right to demand the return of all or any portion of their cash at any time upon the occurrence of certain events beyond the Company’s control.

CARDTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(All amounts related to the periods ended March 31, 2003 and 2004 are unaudited)

(20) Subsequent Events

      On February 17, 2004, the Board of Directors of the Company approved the filing of a registration statement on Form S-1 with respect to a proposed public offering of up to $150,000,000 of the Company’s common stock. In connection therewith, the Company anticipates effecting a stock split prior to the completion of the offering. All information related to common stock and options to purchase common stock and earnings per share included in the accompanying consolidated financial statements will be adjusted to give effect to the stock split.

      In connection with its initial public offering, the Company anticipates redeeming all of its outstanding Preferred Stock with a portion of the proceeds of the offering (see note 8). The Company also expects to terminate the investors agreement with its stockholders in connection with its initial public offering.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

          Cardtronics, Inc.:

      Under date of March 3, 2004, we reported on the consolidated balance sheets of Cardtronics, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2003, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

      In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

      As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003.

/s/ KPMG LLP

Houston, Texas

March 3, 2004

CARDTRONICS, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Charged to	Charge to Other
	Beginning	Costs and	Accounts —	Deductions —		Ending
Description	Balance	Expense	Describe	Describe		Balance

Year ended 12/31/01
Deducted from:
Allowance for doubtful accounts	$91,708	$327,848	—	$219,848	(1)	$199,708
Allowance for doubtful notes	—	—	—	—		—
Year ended 12/31/02
Deducted from:
Allowance for doubtful accounts	$199,708	$362,548	—	$482,256	(1)	$80,000
Allowance for doubtful notes	—	519,707 (2)	—	—		519,707
Year ended 12/31/03
Deducted from:
Allowance for doubtful accounts	$80,000	—	—	$10,181	(3)	$69,819
Allowance for doubtful notes	519,707	$49,680	—	182,980	(4)	386,407

(1)	Deductions relate to notes and receivables written off in the normal course of business.

(2)	Charges relate to the reserve set up for all future potential writeoffs.

(3)	Deductions relate to writeoffs of trade receivables.

(4)	Deductions relate to notes written off in the normal course of business.

[Montage of photographs depicting placements of our ATMs in typical locations,

including captions describing the type of location
(e.g., convenience store, grocery store, big box retail, airport)]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The expenses of this offering, other than underwriting discount, are estimated to be as follows:

SEC registration fee		$14,571

NASD filing fee		12,000
Nasdaq National Market listing fee		5,000
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Printing expenses		*
Transfer agent fees		*

Miscellaneous		*

Total	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

      Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) authorizes a corporation, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer or director of such corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, such indemnification is available if he had no reasonable cause to believe his conduct was unlawful.

      Article Eleventh of the registrant’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), together with Article VI of the registrant’s Restated Bylaws, as amended (the “Bylaws”), provide for indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is, was or has agreed to become an officer or director of the registrant or is a person who is or was serving or has agreed to serve at the request of the registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation or of a partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of the Certificate of Incorporation and Bylaws were adopted or as may be thereafter amended. Article Eleventh of the Certificate of Incorporation and Article VI of the Bylaws expressly provide that it is not the exclusive method of indemnification.

      Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was an officer or director of such corporation against liability asserted against or incurred by him in any such capacity, whether or not such corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145.

      Article Eleventh of the Certificate of Incorporation and Article VI of the Bylaws also provide that the registrant may maintain insurance, at the registrant’s expense, to protect the registrant and any director, officer, employee or agent of the registrant or of another entity against any expense, liability, or loss, regardless of whether the registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

      Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (d) for any transaction from which the director derived improper personal benefit. Article Twelfth of the Certificate of Incorporation contains such a provision.

      The underwriting agreement to be entered into in connection with this offering will provide that the Underwriters shall indemnify the Company, its directors and certain officers of the Company against liabilities resulting from information furnished by or on behalf of the Underwriters specifically for use in the Registration Statement. See “Item 17. Undertakings” for a description of the Securities and Exchange Commission’s position regarding such indemnification provisions.

Item 15.	Recent Sales of Unregistered Securities

      During the past three years, we have issued unregistered securities to the persons described below. None of these transactions involved any underwriters or any public offerings, and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. The share numbers presented below do not give effect to the stock split described in the prospectus.

      During the fiscal year ending December 31, 2001, we issued (1) 1,182,250 shares of our common stock to CapStreet II, L.P. for an aggregate amount of $118.23, (2) 138,648 shares of our common stock to CapStreet Parallel II, L.P. for an aggregate amount of $13.86, (3) 482,578 shares of our common stock to Ralph H. Clinard for an aggregate amount of $5,220,907.99, (4) 36,668 shares of our common stock to Michael H. Clinard for an aggregate amount of $1,036,523.63, (5) 13,873 shares of our series A redeemable preferred stock to CapStreet II, L.P. for an aggregate amount of $13,872,917.88, and (vi) 1,627 shares of our series A redeemable preferred stock to CapStreet Parallel II, L.P. for an aggregate amount of $1,626,950.03. In addition, during the fiscal year ending December 31, 2001, we granted options to our employees to purchase 272,999 shares of common stock at a weighted average exercise price of $7.05.

      During the fiscal year ending December 31, 2002, we issued (1) 152,408 shares of our common stock to CapStreet II, L.P. for an aggregate amount of $15.24, (2) 18,031 shares of our common stock to CapStreet Parallel II, L.P. for an aggregate amount of $1.80, (3) 1,788 shares of our series A redeemable preferred stock to CapStreet II, L.P. for an aggregate amount of $1,784,994.99, (4) 212 shares of our series A redeemable preferred stock to CapStreet Parallel II, L.P. for an aggregate amount of $214,987.97, and (5) 30,834 shares of common stock to Robert L. Burrell upon the exercise of options held by Mr. Burrell for an aggregate price of $6,167. In addition, during the fiscal year ending December 31, 2002, we granted options to our employees to purchase 70,839 shares of common stock at a weighted average exercise price of $11.73.

      During the fiscal year ending December 31, 2003, we issued (1) 80,000 shares of restricted common stock to Jack Antonini for an aggregate amount of $940,800, and (2) 181,820 shares of common stock upon the exercise of options held by our employees for an aggregate price of $1,363,444.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits:

      Reference is made to the Index to Exhibits following the signature pages hereto, which Index to Exhibits is hereby incorporated into this Item.

      (b) Consolidated Financial Statement Schedules:

      All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements and the related notes.

Item 17.	Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

      (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names and required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 14th day of May, 2004.

CARDTRONICS, INC.

By:	/s/ JACK ANTONINI

Jack Antonini
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 14th day of May, 2004.

Signature		Capacity

/s/ JACK ANTONINI Jack Antonini		Chief Executive Officer, President and Director (Principal Executive Officer)

* J. Chris Brewster		Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* Fred R. Lummis		Director and Chairman of the Board of Directors

* Robert P. Barone		Director

* Frederick W. Brazelton		Director

* Ralph H. Clinard		Director

* Ron Coben		Director

*By:	/s/ JACK ANTONINI Jack Antonini Attorney-in-Fact

INDEX TO EXHIBITS

**1.1	—	Form of Underwriting Agreement
**3.1	—	Amended and Restated Certificate of Incorporation
**3.2	—	Amended and Restated Bylaws
**4.1	—	Form of Common Stock Certificate
**5.1	—	Opinion of Vinson & Elkins L.L.P.
*10.1†	—	Palm Desert National Bank ATM Cash Agreement between Palm Desert National Bank and Cardtronics, LP, dated effective as of November 1, 2002
*10.2†	—	Revised Exhibit “E”, 2nd Revision to Palm Desert National Bank ATM Cash Agreement between Palm Desert National Bank and Cardtronics, LP (Customer), effective November 1, 2002, Revision effective September 1, 2003
*10.3†	—	ATM Vault Cash Agreement between First Bank and Trust and Cardpro, Inc., dated as of February 1, 2001
*10.4†	—	NCR Corporation Automated Teller Machine (“ATM”) Services Addendum between Cardtronics, LP and NCR Corporation, dated effective as of July 26, 2001
*10.5†	—	Quality Care Maintenance Agreement between Diebold, Incorporated and Cardtronics, LP, dated effective as of October 1, 2002
*10.6†	—	Service Agreement Addendum No. 2, dated as of September 1, 2003, to the Quality Care Maintenance Agreement between Diebold, Incorporated and Cardtronics, LP, dated effective as of October 1, 2002
*10.7†	—	ATM Maintenance Agreement between EFMARK Service Company of Illinois, Inc. and Cardtronics, LP, dated effective as of February 1, 2003
*10.8†	—	Money Access Service Processing Agreement between Money Access Service Inc. and Cardtronics, LP, dated September 6, 2001
*10.9†	—	Amendment to Money Access Service Processing Agreement, dated February 25, 2004
*10.10	—	Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated January 30, 2003
*10.11	—	First Amendment to Employment Agreement between Cardtronics, LP and Jack M. Antonini, dated February 4, 2004
*10.12	—	Employment Agreement between Cardtronics, LP and Michael H. Clinard, dated June 4, 2001
*10.13	—	Employment Agreement between Cardtronics, LP and Thomas E. Upton, dated June 1, 2001
10.14	—	Employment Agreement between Cardtronics, LP, Cardtronics, Inc. and Chris Brewster, dated March 31, 2004
*21.1	—	Subsidiaries of the Company
23.1	—	Consent of KPMG LLP
**23.2	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
*24.1	—	Power of Attorney (included on the signature page to this Registration Statement)
*99.1	—	Consent of Nominee for Director dated April 19, 2004 (Jorge M. Diaz)
*99.2	—	Consent of Nominee for Director dated April 16, 2004 (Nolan Lehmann)

*   Previously filed.

**	To be filed by amendment.

†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.